UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 0001002242

Eni S.p.A.

(Translation of registrant’s name into English)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

X Form 20-F               ☐ Form 40-F

TABLE OF CONTENTS

•	Interim Consolidated Report as of June 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eni S.p.A.
(Registrant)

Date:	July 31, 2026	By:	/s/ Giulia Saba
(Signature)
		Name:	Giulia Saba
		Title:	Head of Company Secretariat

Interim Consolidated Report

as of
June 30, 2026

eni

Mission

We are an energy company.
We concretely support a just energy transition,
with the objective of preserving our planet
and promoting an efficient and sustainable access to energy for all.
Our work is based on passion and innovation,
on our unique strengths and skills,
on the equal dignity of each person,
recognizing diversity as a key value for human development,
on the responsibility, integrity and transparency of our actions.
We believe in the value of long-term partnerships with the Countries and communities where we operate, bringing long-lasting prosperity for all.

Global goals for a sustainable development

The 2030 Agenda for Sustainable Development, presented in September 2015, identifies the 17 Sustainable Development Goals (SDGs) which represent the common targets of sustainable development on the current complex social problems. These goals are an important reference for the international community and Eni in managing activities in those Countries in which it operates.

Eni

Interim Consolidated Report as of June 30, 2026

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditures, dividends, buy-back programs, allocation of future cash flow from operations, financial structure evolution, future operating performance, targets of production and sale growth and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new oil and gas fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and oil and natural gas pricing; operational problems; general macroeconomic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors.

“Eni” means the parent company Eni SpA and its consolidated subsidiaries.

For the Glossary see website eni.com.

4	ENI INTERIM CONSOLIDATED REPORT 2026

Highlights

Strategic and financial highlights

E&P result reflects advantaged barrels and cost discipline with exploration successes and project maturation underpinning growth outlook

•	Underlying production, net of price effects, grew by a robust 11% y-o-y to 1.79 million boe/d, close to flat q-o-q, driven by new project ramp-ups in West Africa, the GoA, Norway and Indonesia. FY production growth rate to around 5%.
•	Established Searah JV with Petronas, a regional leader in Southeast Asia’s LNG market. Searah is immediately accretive to Eni’s 2Q cash flow and production. The JV will support the development of Eni’s material discoveries in the Kutei Basin, delivering highly attractive and valuable production growth into the 2030s.
•	Agreed to acquire interests in upstream assets in Argentina to supply the floating LNG production development.
•	Reached the final investment decision for Phase 3 of the core Baleine field, off Côte d’Ivoire, for the Greater PAJ block off Angola, operated by the Azule Energy JV and for the Cronos gas project off Cyprus.
•	Farmed into an unexplored block in the Republic of the Gambia, marking Eni’s entry into this new geography.

Transition businesses fully on track to meet or exceed annual profitability and growth targets

•	Enilive and Plenitude delivered adjusted EBITDA of €1.1 billion in the first half ’26.
•	Activities are progressing for the deconsolidation of Plenitude in 3Q ’26, with Eni still retaining a 65% stake, thus providing the entity with a more efficient capital structure to pursue growth plans.
•	Enilive signed an agreement to acquire from Prax a network of 320 service stations branded OIL!, strengthening its presence in the mobility retail business in key European markets.
•	Secured financing for the CCUS business from a pool of international lenders.

New business developments to further strengthen the portfolio

•	The agreement with Mercuria to establish a global trading JV will maximize value across the commodity supply chain by integrating the optimization of the physical asset portfolio with advanced trading capabilities and expertise.
•	Entered the critical minerals value chain through direct investments in initiatives in Canada and Chile, supporting Eni’s ongoing plans to strengthen its transition businesses.
•	Established a JV with the United Kingdom Atomic Energy Authority to offer specialized services for the fuel cycle, which will be a factor in the operation of fusion power plants at industrial scale.

Managing portfolio optionality to accelerate cash generation and growth

•	Reached a long-term partnership agreement concerning an upstream portfolio based on infrastructure. Eni entered into a partnership agreement with AC Europe II SCSp (an entity managed by Ares Credit Management LLC), in exchange for a $2 billion capital contribution to be cashed-in the third quarter. AC Europe II SCSp obtained binding commitment letters from funds managed by Ares Alternative Credit Asset Management and from Pacific Investment Management Company LLC - PIMCO in line with market practice for an aggregate amount equal to the investment to be made by it.
•	Near completion of the divestment of a 10% interest in the Baleine oilfield.
•	Expected to monetize a retained 10% equity stake in the Kutei blocks through a separate portfolio transaction in 2026.

Fast-tracking the reconversion of the main chemical hubs to transition businesses

•	Set up a Special Purpose Vehicle to build a biorefinery at the Priolo complex, which will be complemented by a post-consumer chemical plastics recycling plant based on proprietary recycling technology.
•	Construction work began at our Brindisi hub, on a manufacturing facility for lithium-iron-phosphate batteries for primary use in stationary electricity storage systems supporting renewable generation.

Excellent financial results in the first half of 2026 driven by volume growth, cost management and a supportive pricing environment, with proforma gearing at the low end of our guided range of 10-15% and €2.40 billion of cash returns to shareholders

In the first half of 2026 Group’s proforma adjusted EBIT was €8.91 billion, up 40% compared to the first half of 2025 due to strong performance at E&P, GGP and the Transition satellites. Adjusted net profit was €3.6 billion, up 43% compared to the first half of 2025.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	5

•	E&P reported €8.13 billion of proforma adjusted EBIT (up 42% compared to the first half of 2025) driven by favorable volume/mix effects, cost discipline and better oil realizations, despite exchange rate trend.
•	GGP and Power reported €0.83 billion of proforma adjusted EBIT, with GGP at €0.78 billion, up 24%, due to continued asset portfolio optimization and specific benefits relating to renegotiations and settlements.
•	Enilive almost doubled its proforma adjusted EBIT to €0.43 billion, driven by the biorefining business, which benefited also from an improved market scenario. Plenitude reported €0.44 billion of proforma adjusted EBIT, up 17%, driven by volume growth in the renewables and the halting of depreciation pending the proposed deconsolidation transaction.
•	The Refining business reported positive proforma adjusted EBIT of €0.07 billion, reversing the year-ago loss (€0.10 billion) due to an improved refining margin scenario, partly capped by higher shipping cost and narrowing differentials between heavy/sour vs light/sweet crudes which penalized margins at complex cycles. Versalis’ chemicals business began to show progress thanks to ongoing restructuring measures and last year’s plant closures, with the loss cut by almost 50% to around €0.22 billion, also on the back of temporary supply disruptions supporting commodity plastics margins.

In the first half of 2026 organic capex was €3.7 billion, down 5% compared to the same period of 2025, and excluded the share of capex that was reimbursed or is expected to be reimbursed upon closing of ongoing asset disposals, which have been used to net disposals of the period or reclassified in other cash flows related to investing activities. Organic capex also excluded the share of capex pertaining to sanctioned joint operators, which was funded by Eni.

In the first quarter of 2026 Group’s adjusted CFFO before working capital was €7.4 billion, funding organic capex of €3.7 billion. Cash returns to shareholders were €2.4 billion, comprising the 2025 dividend (€1.6 billion) and the 2026 buyback program (€0.8 billion). Net debt was €11.3 billion at the end of June 2026, with proforma gearing at 10%, at the low end of the 10%-15% target range.

Operating Performance

•	Hydrocarbons production averaged 1.793 million boe/d, 8% higher than the comparative period driven by projects ramp-ups in Norway, Congo, Mexico, new projects start-ups in Angola and higher contribution from Indonesia/Malaysia where the new JV Searah was launched, as well as operational continuity. Underlying production growth was 11% adjusted for impact of portfolio transactions and price effects.

•	Natural gas sales were 24.65 bcm, an increase of 17% from the first half of 2025 mainly thanks to higher gas volumes marketed in Italy (up 27% compared to the first half of 2025) and in the European markets, in particular in Benelux and Germany/Austria (up 10% compared to the first half of 2025).

•	Thermoelectric production amounted to 9.23 TWh, representing a decrease of 7% compared to the first half of 2025, with a lower plant utilization rate due to planned maintenance activities.

•	As a part of the transition-related satellites development, as of June 30, 2026, the Group’s installed capacity reached 6.1 GW, up 1.5 GW compared with June 30, 2025 (4.6 GW), almost entirely related to Plenitude. In the first half of 2026, bio throughputs amounted to 527 ktonnes, down 7% compared to the same period of 2025.
•	Retail sales were 4 million tonnes, up 7% compared with the corresponding period, mainly driven by higher sales in Italy, particularly of gasoline and diesel.
•	As of June 30, 2026, EV charging points are 23.2 thousand (of which 93% in Italy), up by 6% compared to 21.8 thousand as of June 30, 2025 and up by approximately 2% compared to 22.8 thousand as of December 31, 2025.

6	ENI INTERIM CONSOLIDATED REPORT 2026

		First Half
KEY ECONOMIC AND FINANCIAL RESULTS		2026	2025
Proforma adjusted EBIT (a)	(€ million)	8,911	6,362
subsidiaries		5,934	4,489
main JV/Associates (b)		2,977	1,873
Proforma adjusted EBIT (by segment) (a)
E&P		8,126	5,730
Global Gas & LNG Portfolio (GGP) and Power		830	860
Transition Businesses		872	598
Refining, Chemicals and Sites in transformation		(300)	(527)
Corporate, other activities and consolidation adjustments		(617)	(299)
Adjusted net profit before taxes (a)		6,235	4,949
Adjusted net profit (loss) (a)(c)		3,635	2,546
Net profit (loss) (c)		4,390	1,715
Cash flow from operations before changes in working capital at replacement cost (a)		7,347	6,189
Net cash from operations		5,697	5,902
Organic capital expenditure (d)		3,710	3,914
Net borrowings before lease liabilities ex IFRS 16		11,271	10,198
Shareholders' equity including non-controlling interest		56,930	53,405
Proforma gearing before lease liabilities ex IFRS 16 (a)	(%)	10
Net capital employed at period end		73,642	69,311
of which: Exploration & Production		53,535	50,883
Global Gas & LNG Portfolio and Power		(1,621)	(651)
Enilive		2,377	1,686
Plenitude		10,231	8,065
Refining, Chemicals and Sites in transformation		7,419	7,245
Share price at period end	(€)	20.6	13.8
Weighted average number of shares outstanding	(million)	2,940.0	3,056.2
Market capitalization (e)	(€ billion)	61	44

(a) Non-GAAP measures. For further information see the section "Financial statements - Non-GAAP measures".
(b) The main JV/associates are listed in the section "Financial statements - Non-GAAP measures".
(c) Attributable to Eni's shareholders.
(d) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items, also excludes the share of capex of sanctioned joint operators funded by Eni.
(e) Number of outstanding shares by reference price at period end.

		First Half
EMPLOYEES		2026	2025
Exploration & Production	(number)	8,574	9,006
Global Gas & LNG Portfolio and Power		1,048	1,128
Enilive		3,235	3,123
Plenitude		3,247	2,793
Refining, Chemicals and Sites in transformation		10,152	10,198
Corporate and other activities		5,912	6,108
Total group employees		32,168	32,356
of which: women		9,236	9,001
outside Italy		9,746	10,375
Female managers (senior and middle managers)	(%)	31.2	30.0

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	7

Operating review

EXPLORATION & PRODUCTION

		First half
		2026	2025	Change	% Ch.
Brent dated	($/bbl)	92.57	71.74	21	29.0
Average EUR/USD exchange rate		1.167	1.093	0.074	6.8
Hydrocarbons production	(kboe/d)	1,793	1,658	135	8.1
Liquids	(kbbl/d)	847	805	42	5.2
Natural gas	(mmcf/d)	4,950	4,458	492	11.1
Average realizations	($/boe)	66.49	55.45	11.04	19.9
Liquids	($/bbl)	85.08	66.85	18.23	27.3
Natural gas	($/kcf)	8.84	8.13	0.71	8.8

Strategic developments

-	In the first half of 2026, the following discoveries were made: (i) the offshore Murene South-1X gas and condensate discovery well (Eni 90%) in offshore Côte d'Ivoire confirming the exploration potential of the Calao gas complex with estimated volumes of 5 Tcf of gas and 450 mln barrels of condensates; (ii) the JV Azule Energy (Eni 50%) made a significant oil discovery with the Algaita-01 exploration well in Block 15/06, offshore Angola. Preliminary estimates indicate oil in place of around 500 mln barrels. Existing production facilities further enhance the value of this discovery; (iii) the Bahr Essalam South 2 (BESS 2) and Bahr Essalam South 3 (BESS 3) offshore gas discoveries, in Libya as a result of an exploration campaign developed in the past months. Preliminary estimates indicate that these discoveries jointly contain more than 1 Tcf of gas in place; (iv) a significant gas and condensate discovery in Egypt with the successful drilling of the Denise W 1 exploration well in the Temsah Concession, offshore of the Eastern Mediterranean Sea. Preliminary estimates indicate about 2 trillion cubic feet (Tcf) of gas in place and 130 mmbbl of associated condensates. The discovery is close to existing production facilities providing significant synergies for development; (v) the giant gas and condensate Geliga-1 (Eni 82%) discovery located in the Ganal block in the Kutei Basin, offshore Indonesia. Preliminary estimates indicate in-place resources of approximately 5 Tcf and 300 mmbbl of condensate allowing the possible development of a third production hub in the prolific Kutei basin. Subsequent production tests confirmed the magnitude of the discovery. Proximity to existing and planned infrastructure offers potentially significant development cost synergies and an accelerated time-to-market.

-	Signed a Memorandum of Understanding (MOU) with the Ministry of Hydrocarbons of Venezuela and the state oil company PDVSA to relaunch oil activities participated by Eni in the country, including the Junin-5 heavy oil field (Eni 40%) in the Orinoco Belt, as part of the initiatives to recover amounts owed by PDVSA to Eni in connection with gas supplies of the Perla field.

-	Eni was awarded exploration offshore Block A1 in the Republic of the Gambia. The deal is in line with the Company’s exploration strategy focused on building a geographically diversified portfolio which includes opportunities in proven but still underexplored and emerging areas and frontier ones with high potential.

-	In June, following all required regulatory approvals, Eni and Petronas established Searah, a new 50/50 independent joint venture which combines assets across Indonesia and Malaysia, just seven months after the signing of the Investment Agreement. Searah, with a portfolio of 19 gas-producing and development assets, 14 in Indonesia and 5 in Malaysia, is currently producing about 300 kboe/d. A $6 billion Revolving Credit Facility has been successfully secured to fund Searah’s growth plans, which include a pipeline of expected investments for over $20 billion over the next five years. These investments will support the development of more than 3 billion boe of discovered resources and unlock additional exploration potential, which will ensure a sustainable long-term production plateau of 500 kboe/d.

-	Final Investment Decisions (FIDs) were taken for: (i) the Gendalo and Gandang gas projects (South Hub) and the Geng North and Gehem fields (North Hub) in Indonesia, only 18 months after the approval of the Projects of Development Plans (PODs) in 2024. The projects will leverage on the existing infrastructure, including the Jangkrik Floating Production Unit (FPU) and the Bontang LNG facility. These assets are part of the development portfolio of the new Searah JV; (ii) Phase 3 of the Baleine project, off Côte d’Ivoire. The Phase 3 full-field development will increase oil production to 150 kbbl/d and gas production to 2000 mmcf/d, doubling the current production rate; (iii) the Greater PAJ project, operated by Azule

8	ENI INTERIM CONSOLIDATED REPORT 2026

Energy JV, offshore Angola. The project will develop hydrocarbon reserves across five fields in two adjacent Block 31 and Block 31/21 concessions. Production start-up is expected in the first half of 2029 by means of a new Floating Production, Storage and Offloading vessel (FPSO) with a production capacity of 95 kbbl/d of oil and 70 mmcf/d of gas; and (iv) the gas Cronos operated project, in Block 6 offshore Cyprus. Production start-up is expected in 2028 with a plateau production of about 500 mmcf/d. Production will be transported and processed in existing Zohr facilities, in Egypt, liquefied in Damietta LNG plant for export to international markets.

-	Production start-up was achieved at the Sabratha Compression Project, in partnership with the Libyan National Oil Corporation (NOC), which was designed to sustain and increase gas output from the Bahr Essalam gas field. The Sabratha Compression Project will support increased gas volumes of about 800 million cubic meters per year as well as associated condensates.

-	Signed a sale and purchase agreement with the State Company of the Argentina YPF for the acquisition of a 32% interest in three upstream blocks (Meseta Buena Esperanza, Aguada Villanueva, and Las Tacanas). The three blocks will be part of the Argentina LNG integrated development, an upstream-midstream project aimed at leveraging the Vaca Muerta gas resources, feeding the 12 million tons per annum (MTPA) of LNG capacity (via two floating LNG units of 6 MTPA each). The transaction is subject to approval by the relevant authorities.

-	Production start-up was achieved at the Ndungu full-field, part of the Agogo Integrated West Hub Project (IWH) operated by Azule Energy, in the western area of Block 15/06, offshore Angola. The project comprises seven production wells and four injection wells, with an expected oil production peak of 60 kbbl/d.

-	First gas delivery from the New Gas Consortium (NGC)’s Quiluma field operated by Azule Energy, a major milestone for Angola’s energy sector. The initial gas exports from Quiluma are set at 150 mmscf/d, with output expected to ramp up to 330 mmcf/d within 2026. Gas will be treated at the NGC gas treatment plant in Soyo, inaugurated in November 2025 and then supplied to the Angola LNG plant for export and domestic consumption.

-	The disposal of the 25% interest in the Congo LNG project announced in 1Q ’25 was not finalized, since the relevant conditions precedent were not satisfied.

MINERAL RIGHT PORTFOLIO AND EXPLORATION ACTIVITIES

As of June 30, 2026, Eni’s mineral right portfolio consisted of 879 exclusive or shared properties for exploration and development oil and gas in 34 countries. Total acreage was 216,624 square kilometers net to Eni (205,562 square kilometers net to Eni, as of December 31, 2025).

In the first half of 2026, main changes derived from: (i) acquisition of new leases mainly in Algeria, Indonesia, Lebanon, Mozambique, Norway and the United Kingdom for a total acreage of approximately 16,920 square kilometers; (ii) the relinquishment of licenses mainly in Egypt, Lebanon, Norway and Oman for a total acreage of approximately 6,705 square kilometers; (iii) net acreage increase, also due to interest changes, mainly in Australia, Mexico and Norway for a total acreage of approximately 5,810 square kilometers; and (iv) net acreage decrease, also due to interest changes, mainly in Algeria, Egypt, Indonesia and the United Kingdom for a total acreage of 4,963 square kilometers.

In the first half of 2026, a total of 20 exploratory wells were drilled (8.7 being Eni’s share), as compared to 18 exploratory wells drilled in the first half of 2025 (7.1 being Eni’s share).

OIL AND GAS PRODUCTION

In the first half of 2026, oil and natural gas production averaged 1.79 mln boe/d, 8% higher than the comparative period, driven by projects ramp-ups in Norway, Congo, Mexico, new projects start-ups in Angola and higher contribution from Indonesia/Malaysia where the new JV Searah was launched, as well as operational continuity. Underlying production growth was 11% adjusted for impact of portfolio transactions and price effects.

Liquids production was 847 kbbl/d, up by 5% compared to the first half of 2025 driven by growth in Norway, Angola, Congo and Mexico.

Natural gas production was 4,950 mmcf/d, 11% higher than the comparative period mainly due to organic growth in Norway and Congo.

Oil and gas production sold amounted to 286 mmboe. The 39 mmboe difference over production (325 mmboe) mainly reflected volumes consumed in operations (29 mmboe), changes in inventory levels and other changes.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	9

PRODUCTION OF OIL AND NATURAL GAS BY REGION
		First half
		2026	2025
Italy	(kboe/d)	59	69
Rest of Europe		311	240
North Africa		531	521
Sub-Saharan Africa		400	329
Asia		343	371
Americas		149	124
Australia and Oceania		-	4
Production of oil and natural gas (a)(b)(c)(d)		1,793	1,658
- of which Joint Ventures and associates		546	432
Production sold (a)	(mmboe)	286	269

(a) Includes Eni’s share of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (160 and 132 kboe/d in the first half of 2026 and 2025, respectively).
(c) In the first half 2026, it includes approximately 78 kboe/d of production related to certain sanctioned joint-venture partners.
(d) From 2026, Eni has discontinued reporting data on production/reserves for Kazakhstan because this Country has represented less than 15% of Eni’s total proved reserves for three years in a row, with 15% being the US SEC threshold for single country disclosures, due to growth in other areas. Kazakhstan data have been aggregated in the geographic area “Asia”.
PRODUCTION OF LIQUIDS BY REGION
		First half
		2026	2025
Italy	(kbbl/d)	25	26
Rest of Europe		194	145
North Africa		173	171
Sub-Saharan Africa		189	188
Asia		184	214
Americas		82	61
Australia and Oceania			-
Production of liquids		847	805
- of which Joint Ventures and associates		289	233

PRODUCTION OF NATURAL GAS BY REGION
		First half
		2026	2025
Italy	(mmcf/d)	180	223
Rest of Europe		610	500
North Africa		1,871	1,828
Sub-Saharan Africa		1,107	736
Asia		832	819
Americas		350	329
Australia and Oceania			23
Production of natural gas		4,950	4,458
- of which Joint Ventures and associates		1,343	1,041

10	ENI INTERIM CONSOLIDATED REPORT 2026

GLOBAL GAS & LNG PORTFOLIO AND POWER

		First half
		2026	2025	Change	% Ch.
Spot Gas price at Italian PSV	(€/MWh)	44	43	1	2.6
TTF		43	41	2	3.9
Spread PSV vs. TTF		2	2		..
Natural gas sales	(bcm)
Italy		13.29	10.44	2.85	27.3
Rest of Europe		9.59	9.07	0.52	5.7
of which: Importers in Italy		0.17	0.50	(0.33)	(66.0)
European markets		9.42	8.57	0.85	9.9
Rest of World		1.77	1.62	0.15	9.3
Worldwide gas sales (a)		24.65	21.13	3.52	16.7
of which: LNG sales		6.3	5.6	0.7	13
Power
Power sales in the open market	(TWh)	12.28	13.21	(0.93)	(7.0)
Thermoelectric production		9.23	9.94	(0.71)	(7.1)

(a) Data include intercompany sales.

GLOBAL GAS & LNG PORTFOLIO

STRATEGIC DEVELOPMENTS

Signed three long-term agreements for the purchase of liquefied natural gas in Indonesia with the South Hub and North Hub gas projects, both projects operated by Searah, the new 50/50 joint venture between Eni and Petronas. These long-term agreements relate to LNG volumes that will be supplied through the existing Bontang plant and cover volumes of approximately 2 MTPA. These additional LNG volumes will further diversify and strengthen Eni’s global integrated portfolio.

Signed an agreement with Mercuria to establish a global trading joint venture to fully capture value across the entire supply chain of energy commodities by integrating the optimization of the physical assets portfolio with advanced trading capabilities and expertise. The new venture, equally owned, will operate on an independent and unconsolidated basis through a holding structure with international trading hubs, ensuring a global operational presence. The activities include the commercialization and trading of commodities including oil, biofuels, gas, LNG and related logistics and infrastructure rights.

Booked regasification capacity at the Ravenna terminal equal to 2 bcm/year for a 10-year term.

Reached the Final Investment Decision (FID) to develop Cronos project, in deep waters offshore Cyprus, with the target to bring the first Cypriot gas to market in 2028. Through the marketing of 50% of the LNG volumes, equivalent to 1.4 MTPA, Eni will increase its contracted LNG portfolio supporting its strategic ambition to exceed 20 MTPA by 2030.

SUPPLY OF NATURAL GAS

In the first half of 2026, Eni’s consolidated subsidiaries supplied 24.90 bcm of natural gas, with an increase of 3.42 bcm or 15.9% from the first half of 2025.

		First half
	(bcm)	2026	2025	Change	% Ch.
Italy		3.23	2.29	0.94	41.0
Algeria (including LNG)		7.16	5.88	1.28	21.8
Norway		3.77	3.45	0.32	9.3
Nigeria (LNG)		2.26	1.26	1.00	79.4
Congo (LNG)		0.90	0.34	0.56	..
United Kingdom		0.89	0.86	0.03	3.5
Netherlands		0.54	0.53	0.01	1.9
Indonesia (LNG)		0.39	1.08	(0.69)	(63.9)
Libya		0.19	0.52	(0.33)	(63.5)
Qatar (LNG)		0.00	1.15	(1.15)	..
Other supplies of natural gas		2.80	2.29	0.51	22.3
Other supplies of LNG		2.77	1.83	0.94	51.4
Outside Italy		21.67	19.19	2.48	12.9
TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES		24.90	21.48	3.42	15.9
Offtake from (input to) storage		(0.25)	(0.35)	0.10	28.6
TOTAL AVAILABLE FOR SALE		24.65	21.13	3.52	16.7

Gas volumes supplied outside Italy from consolidated subsidiaries (21.67 bcm), imported in Italy or sold outside Italy,

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	11

represented approximately 87% of total supplies, with an increase of 2.48 bcm or up by 12.9% from the first half of 2025 mainly reflecting higher volumes purchased in Algeria (+1.28 bcm), Nigeria (+1 bcm), Congo (+0.56 bcm) and Norway (+0.32 bcm), partially offset by lower volumes supplied from Qatar (-1.15 bcm), due to the impact of operational disruptions, and Indonesia (-0.69 bcm).

Supplies in Italy (3.23 bcm) reported an increase of 41% from the comparative period.

SALES

In the first half of 2026, natural gas sales were 24.65 bcm, up by 3.52 bcm from the first half of 2025, mainly due to higher volumes marketed in Italy and in the European markets.

Sales in Italy were 13.29 bcm up by 2.85 bcm or 27.3% from the first half 2025 (10.44 bcm), due to higher sales marketed mainly to wholesalers and to hub.

Sales in European markets (9.42 bcm) increased by 9.9% as result of higher sales to hubs mainly in Benelux, and Germany/Austria, partly offset by lower sales in Iberian Peninsula and France.

		First half
	(bcm)	2026	2025	Change	%Ch.
Italy		13.29	10.44	2.85	27.3
Wholesalers		6.02	4.19	1.83	43.7
Italian gas exchange and spot markets		3.45	2.25	1.20	53.3
Industries		1.07	1.02	0.05	4.9
Power generation		0.27	0.29	(0.02)	(6.9)
Own consumption		2.48	2.69	(0.21)	(7.8)
International sales		11.36	10.69	0.67	6.3
Rest of Europe		9.59	9.07	0.52	5.7
Importers in Italy		0.17	0.50	(0.33)	(66.0)
European markets:		9.42	8.57	0.85	9.9
Iberian Peninsula		1.32	1.74	(0.42)	(24.1)
Germany/Austria		2.21	1.65	0.56	33.9
Benelux		3.00	2.31	0.69	29.9
United Kingdom		0.90	0.86	0.04	4.7
Turkey		0.29	0.00	0.29	..
France		1.70	2.01	(0.31)	(15.4)
Extra European markets		1.77	1.62	0.15	9.3
NATURAL GAS SALES		24.65	21.13	3.52	16.7

LNG SALES

		First half
	(bcm)	2026	2025	Change	%Ch.
Europe		4.5	4.0	0.5	12.5
Outside Europe		1.8	1.6	0.2	12.5
TOTAL LNG SALES		6.3	5.6	0.7	12.5

LNG sales (included in worldwide gas sales) amounted to 6.3 bcm, representing an increase from the comparative period (up by 0.7 bcm). In the first half of 2026, the main sources of LNG supply were the USA, Nigeria and Congo.

12	ENI INTERIM CONSOLIDATED REPORT 2026

POWER

		First half
		2026	2025	Change	% Ch.
Purchases of natural gas	(mmcm)	1,891	2,035	(144)	(7.1)
Purchases of other fuels	(ktoe)	18	34	(16)	(47.1)
Power generation	(TWh)	9.23	9.94	(0.71)	(7.1)
Steam	(ktonnes)	2,870	3,186	(316)	(9.9)

Availability of electricity		First half
(TWh)		2026	2025	Change	% Ch.
Power generation		9.23	9.94	(0.71)	(7.1)
Trading of electricity (a)		3.05	3.27	(0.22)	(6.7)
Availability		12.28	13.21	(0.93)	(7.0)
Power sales in the open market(b)		12.28	13.21	(0.93)	(7.0)
of which: sales to third parties		8.53	9.36	(0.83)	(8.9)

(a) Include positive and negative imbalances (difference between the electricity effectively fed-in and as scheduled).

(b) Include sales to Group's companies.

Eni’s power generation sites are located in Brindisi, Ferrera Erbognone, Ravenna, Mantua, Ferrara and Bolgiano. As of June 30, 2026, the installed operational capacity of EniPower’s power plants was approximately 5 GW.

In the first half of 2026, thermoelectric power generation was 9.23 TWh, decreasing from the first half of 2025 (down by 7.1%), due to the lower plant utilization following planned maintenance shutdowns. Electricity trading (3.05 TWh) reported a decrease of 6.7% from the comparative period, continuing the optimization of power inflows and outflows.

In the first half of 2026, power sales in the open market were 12.28 TWh, representing a decrease of 7%, following the lower volumes sold to the open market, in particular to wholesalers.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	13

TRANSITION BUSINESSES

ENILIVE

		First half
		2026	2025	Change	% Ch.
Enilive
Spread EU HVO UCO-based vs UCO (CIF)	$/tonnes	1,623	777	846.06	108.9
Spread US RD(a) UCO-based vs UCO		936	463	473	102.2
Bio throughputs	(ktonnes)	527	566	(39)	(6.9)
Average bio refineries utilization rate	(%)	69	77
Total Enilive sales	mmtonnes	9.93	10.66	(0.73)	(6.8)
Retail sales		4.00	3.75	0.25	6.7
of which: Italy		2.96	2.65	0.31	11.7
Wholesales sales		4.86	5.71	(0.85)	(14.9)
of which: Italy		3.39	4.36	(0.97)	(22.2)
Other sales		1.07	1.20	(0.13)	(10.8)
(a) Renewable Diesel.

Business developments

Final Investment Decision (FID) was taken for a project to convert specific facilities of the Sannazzaro de' Burgondi refinery (Pavia, Lombardy) into a biorefinery. The project is expected to be completed by 2028, achieving a high degree of flexibility to produce both HVO-diesel and SAF-biojet. In April, the European Investment Bank (EIB) granted a 15-year loan of €500 million to finance the project.

Final Investment Decision (FID) was taken to build a biorefinery as part of the conversion plan of the Priolo hub, in partnership with Q8.

Extended the collaboration with Itabus, whose entire vehicle fleet runs on HVOlution diesel. The collaboration between Enilive and Itabus began in 2021 with the testing and initial deployment of HVOlution diesel on the first vehicles.

Eni and MSC Cruises completed test activities of Enilive’s HVO diesel, confirming its immediate applicability for use in marine engines with performance in line with traditional marine fossil fuels and also reducing emissions.

Enilive, through its subsidiary Enilive Deutschland, signed a binding agreement with Prax to acquire 100% of OIL! Tankstellen, a company operating in the mobility sector in Germany, Denmark, Austria and Switzerland. Completion of the transaction is subject to the approval of the relevant regulatory authorities. The acquisition will enable Enilive to expand its European network by 320 service stations, strengthening its presence in key strategic markets.

Signed an agreement with carmaker BMW Group to power its vehicles of corporate fleets in Italy with HVO Diesel manufactured by Enilive.

THROUGHPUTS AND SALES

Bio throughputs were 527 ktonnes, down by 6.9% from the same period of 2025. The lower volumes processed reflected maintenance shutdowns at the Venice biorefinery.

		First half
	(mmtonnes)	2026	2025	Change	%Ch.
Retail		2.96	2.65	0.31	11.7
Wholesale		3.39	4.36	(0.97)	(22.2)
Other sales		1.07	1.20	(0.13)	(10.8)
Sales in Italy		7.42	8.21	(0.79)	(9.6)
Retail		1.04	1.10	(0.06)	(5.5)
Wholesale		1.47	1.35	0.12	8.9
Sales outside Italy		2.51	2.45	0.06	2.4
TOTAL SALES OF REFINED PRODUCTS		9.93	10.66	(0.73)	(6.9)

14	ENI INTERIM CONSOLIDATED REPORT 2026

In the first half of 2026, sales of refined products (9.93 mmtonnes) decreased by 0.73 mmtonnes compared to the corresponding period of 2025 (down by 6.9%).

Retail sales in Italy were 2.96 mmtonnes, showing an increase (11.7%) due to higher volumes of gasoline and gasoil.

As of June 30, 2026, Eni’s retail network in Italy consisted of 4,008 service stations, recording an increase from June 30, 2025 (3,975 service stations), mainly resulting from the positive balance of acquisitions/releases of lease concessions (+33 units).

Wholesale sales in Italy were 3.39 mmtons, down by 22.2% from the first half of 2025, mainly due to the optimization of the clients portfolio in Italy. Other sales in Italy (1.07 mmtonnes) decreased compared to the first half of 2025 (down by 10.8%).

Retail and wholesale sales outside Italy of 2.51 mmtonnes increased by 0.06 mmtonnes from the first half of 2025 (+2.4%), mainly reflecting lower volumes marketed in Europe.

PLENITUDE

		First half
		2026	2025	Change	% Ch.
Plenitude
Italian PUN Index GME	€/MWh	127	120	8	6.4
Retail and business customers at period end	(mln pod)	10.8	10.0	0.8	7.8
Retail and business gas sales to end customers	(bcm)	2.92	3.07	(0.15)	(4.9)
Retail and business power sales to end customers	(TWh)	10.33	8.99	1.34	14.9
Renewable installed capacity at period end	(GW)	6.0	4.5	1.5	33.3
Energy production from renewable sources	(TWh)	4.0	2.7	1.3	48.1
EV charging points at period end	(thousand)	23.2	21.8	1.4	6.2

Business developments

Eni commenced a reorganization of the shareholding structure of its subsidiary Plenitude, involving non-controlling shareholders Ares Alternative Credit (affiliates of Ares Management Corporation) and Energy Infrastructure Partners, with the aim to establish a new governance framework based on joint control between Eni and Ares, which upon completion will result in the derecognition of Plenitude from Eni's consolidated financial statements. The transaction involves a non-proportional capital increase to be subscribed to by the shareholders amounting to approximately €1.5 billion, of which at least €1 billion is expected to be provided by Ares, based on a 100% pre-money equity valuation of Plenitude of €10.75 billion (and an implied enterprise value of €13.1 billion). The transaction is subject to the approval of the competent authorities. From 1Q ‘26, Plenitude was accounted for as discontinued operation ex IFRS 5 in the Group consolidated statutory accounts.

Completed the acquisition of the entire share capital of Acea Energia S.p.A. and the 50% share capital of Umbria Energy S.p.A.

As part of the development of the Renopool photovoltaic project in Spain, the largest solar park built by the Company worldwide, with a total installed capacity of 330 MW, started production at the second 200 MW plant.

Started production at the Villarino photovoltaic plant (Spain); with an installed capacity of 220 MW, it is expected to reach an estimated annual production of over 400 GWh.

Plenitude signed with Methagora, a biomethane solutions developer and gas supplier, an agreement covering the sourcing in France of 50 GWh of biomethane per year over a 15-year period. Under the agreement, Methagora will sell Plenitude biomethane sourced from a range of agricultural areas in France.

Signed a 15-year Power Purchase Agreement with STAT, a company specializing in the design and production of components for the automotive sector. Plenitude will build a new 890 kWp photovoltaic plant to supply electricity to the company’s production facilities.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	15

Plenitude signed an agreement with Autopistas del Atlántico to install and operate 42 ultrafast charging points with power up to 300 kW, located in service areas along the AP-9 motorway in the Galicia region, with completion expected by the end of 2026.

Plenitude, through its subsidiary Plenitude On The Road, progressed the development plan of its charging network with the installation of new infrastructures at ALDI retail locations across Italy. The plan foresees installation of charging points supported by different technologies, with the target of reaching an overall presence in more than 100 ALDI stores.

Plenitude achieved the First Industrial Electricity in Kazakhstan from the 120 MW gas-fired power plant. This milestone marks a major step in the development of Kazakhstan’s first large-scale hybrid power plant, which will integrate solar, gas-fired and wind generation in the future.

RETAIL AND BUSINESS GAS SALES

	First half
(bcm)	2026	2025	Change	% Ch.
Italy	2.06	2.10	(0.04)	(1.9)
Retail	1.51	1.57	(0.06)	(3.8)
Business	0.55	0.53	0.02	3.8
International sales	0.86	0.97	(0.11)	(11.3)
European markets:
France	0.64	0.72	(0.08)	(11.1)
Greece	0.16	0.18	(0.02)	(11.1)
Other	0.06	0.07	(0.01)	(14.3)
RETAIL AND BUSINESS GAS SALES TO END CUSTOMERS	2.92	3.07	(0.15)	(4.9)

In the first half of 2026, retail and business gas sales in Italy and the rest of Europe amounted to 2.92 bcm, down by 0.15 bcm or 4.9% from the first half of 2025, mainly outside Italy, due to lower consumptions following lower average consumptions.

RETAIL AND BUSINESS POWER SALES

In the first half of 2026, retail and business power sales to end customers, managed by Plenitude and its subsidiaries in Italy and abroad (France, Iberian Peninsula and Greece) amounted to 10.33 TWh, with an increase of 15% compared to the first half of 2025, benefitting from the larger portfolio of customers due to the acquisition of Acea Energia, as well as higher average consumptions of electricity.

RENEWABLES

		First half
	(TWh)	2026	2025	Change	% Ch.
Energy production from renewable sources		4.0	2.7	1.3	48.1
of which: photovoltaic		2.4	1.5	0.9	60.0
wind		1.6	1.2	0.4	33.3
of which: Italy		0.9	0.8	0.1	12.5
outside Italy		3.1	1.9	1.2	63.2

Energy production from renewable sources amounted to 4 TWh (of which 2.4 TWh photovoltaic, 1.6 TWh wind) up by 1.3 TWh compared to the first half of 2025, mainly benefitting from the higher capacity in France and the development of organic projects in Spain.

16	ENI INTERIM CONSOLIDATED REPORT 2026

Installed capacity

Follows breakdown of the installed capacity from renewables by technology:

		First half
	(GW)	2026	2025	Change	% Ch.
Installed capacity from renewables at period end		6.0	4.5	1.5	33.3
of which: photovoltaic (including installed storage capacity)		74%	72%
wind		26%	28%

Breakdown by Country:

		First half
	(GW)	2026	2025	Change	% Ch.
ITALY		1.1	1.1	0.0	0.0
OUTSIDE ITALY		4.9	3.4	1.5	44.1
United States		1.7	1.7	0.0	0.0
Spain		1.8	1.2	0.6	..
Other (Australia, France, Germany, Greece, Kazakhstan, UK)		1.4	0.5	0.9	180.0
Total installed capacity from renewables at period end (including installed storage power)(a)		6.0	4.5	1.5	33.3

 (a) Installed storage capacity amounted to 272 MW and 221 MW in the first half 2026 and the first half 2025, respectively.

As of June 30, 2026, the total renewable installed capacity was 6 GW. Compared to June 30, 2025, the capacity increased by 1.5 GW, mainly thanks to the organic development in Spain, the UK, Greece, Italy and Kazakhstan as well as the acquisition in France and in the USA.

E-MOBILITY

As of June 30, 2026, the installed charging points for electric vehicles amounted to 23.2 thousand (of which 93% in Italy), up 6.4% from June 30, 2025 (21.8 thousand units) and up 1.8% from the end of 2025 (22.8 thousand units as of December 31, 2025).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	17

REFINING, CHEMICALS AND SITES IN TRANSFORMATION

		First half
		2026	2025	Change	% Ch.
Refining
Standard Eni Refining Margin (SERM) (a)	($/bbl)	9.1	4.3	4.8	112.2
Throughputs in Italy on own account	(mmtonnes)	6.14	7.07	(0.93)	(13.2)
Throughputs in the rest of World on own account		3.96	5.17	(1.21)	(23.4)
Total throughputs on own account		10.10	12.24	(2.14)	(17.5)
Average refineries utilization rate	(%)	70	79
Chemicals
Sales of chemical products	(mmtonnes)	1.26	1.52	(0.26)	(17.1)
Average plant utilization rate	(%)	58	51

(a) In $/bbl. Source: Eni calculations. Given volatility and market dislocations , the benchmark SERM refining margin has been calculated to factor such conditions.

REFINING

Portfolio developments

As of January 1, 2026, the business branch of Eni SpA’s Refining Evolution & Transformation unit has been contributed to the new subsidiary Eni Industrial Evolution (EIE) SpA, engaged in the efficient use of traditional assets and in the industrial transformation, also with a view to the circular economy.

REFINING THROUGHPUTS

In the first half of 2026, Eni’s Standard Refining Margin – SERM – amounted to 9.1 $/barrel, increasing compared to the same period of 2025 mainly due to more favorable middle distillate crack spreads reflecting product tightness in connection with disrupted flows from the Middle East and plant outages against a backdrop of refinery closures in the Atlantic Basin.

Eni refining throughputs on own account were 10.10 mmtonnes, decreasing compared to the first half of 2025. In Italy, the reduced throughputs (6.14 mmtonnes) reflected lower volumes processed at the Milazzo and Sannazzaro refineries due to planned maintenance downtime, partly offset by higher volumes at the Taranto refinery following higher plant availability. Throughputs in the rest of world decreased compared to 2025 (-23.4%), due to lower volumes processed due to the product unavailability connected to the closure of Strait of Hormuz. Decreased by 9 percentage points the average plant utilization rate (70%) compared to the first half 2025.

CHEMICALS

Portfolio developments

Progress is being made in the restructuring plan of the Versalis hub in Priolo, where FID was made to build a biorefinery and evaluation and authorization activities are ongoing to build a plant for the chemical recycling of post-consumer plastics.

18	ENI INTERIM CONSOLIDATED REPORT 2026

SALES

		First half
	(ktonnes)	2026	2025	Change	%Ch.
Intermediates		863	1,701	(838)	(49.3)
Polymers		545	701	(156)	(22.3)
Biochem		107	118	(11)	(9.0)
Moulding & Compounding		40	40	0	0.2
Total productions		1,555	2,559	(1,004)	(39.2)
Consumption and losses		(785)	(1,467)	682	46.5
Purchases and change in inventories		485	426	60	14.0
Total availability		1,256	1,518	(262)	(17.3)
Intermediates		745	799	(54)	(6.8)
Polymers		400	609	(209)	(34.3)
Oilfield chemicals		14	13	1	11.2
Biochem		60	59	2	2.8
Moulding & Compounding		37	39	(2)	(6.4)
Total sales		1,256	1,518	(262)	(17.3)

Chemicals production of 1,555 ktonnes decreased by 1,004 ktonnes (down by 39.2%) mainly due to the definitive shutdown of the cracking at the Brindisi site (from April 2025) and at the Priolo site (from July 2025).

Chemicals sales of 1,256 ktonnes decreased by 262 ktonnes (down by 17.3%), due to the polymers market being affected by significant geopolitical tensions and higher feedstock costs, which resulted in lower demand for plastic materials from industrial customers.

Moulding & Compounding sales of 37 ktonnes were related to semi-finished and products of the Finproject Group, particularly the last generation compound based on expandable polyolefins under the Levirex® brand and the ultra-light plastic material under the XL Extralight® brand.

Margins recorded a significant improvement, supported by transformation initiatives and by a polyethylene market characterized by supply shortages resulting from geopolitical tensions associated with the closure of the Strait of Hormuz. Biochem margins were adversely affected by the introduction in Europe of tariffs on imports of feedstocks from Asia.

SITES IN TRANSFORMATION

Portfolio developments

Eni Industrial Evolution and FIB (Seri Industrial Group) signed an agreement for the joint development of an integrated industrial supply chain in the lithium iron phosphate “LFP” battery sector. The initiative is aimed at establishing an integrated industrial platform including the production of cells and modules, the assembly of systems for stationary energy storage and electric mobility, and, in the longer term, recycling activities and the production of cathode active materials. As part of the transaction, Eni Industrial Evolution acquired a 30% stake in a new company set-up by FIB (70% FIB’s stake), which will be engaged in project's commercial development and procurement and engineering activities. In July 2026, construction works started at the Brindisi hub to build a manufacturing facility of LFP batteries to be primarily used for stationary electricity storage systems to support renewable generation.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	19

ESG PERFORMANCE AND INITIATIVES

		First Half
HEALTH, SAFETY AND ENVIRONMENT (a)		2026	2025
Total Recordable Injury Rate (TRIR)	(total recordable injuries/worked hours) x 1,000,000	0.53	0.48
employees		0.42	0.60
contractors		0.59	0.40
Direct GHG emissions (Scope 1)	(mmtonnes CO2eq)	8.0	9.5
of which: E&P		1.7	2.5
GGP and Power		4.4	4.6
Enilive		0.1	0.3
Plenitude		0.001	0.001
Refining, Chemicals and Sites in transformation		1.7	2.1
Direct methane emissions (Scope 1)	(ktonnes CH4)	5.8	8.3
Volumes of hydrocarbon sent to routine flaring	(billion Sm³)	0.0	0.0
Re-injected production water	(%)	59	55
Volume of oil spills due to sabotage (including theft) (>1 barrel)	(barrels)	75	0
Operational oil spills volumes (>1 barrel)		931	11
(a) KPIs refer to 100% of the operated assets, consolidated and unconsolidated.

•	Total recordable injury rate (TRIR) of the workforce amounted to 0.53, the increase compared to IH ’25 was due to a higher number of incidents involving contractors. Conversely, among employees, both the related rate and number of incidents significantly decreased. No fatal incidents or incidents resulting in disability were recorded during the period.

•	Direct GHG emissions (Scope 1): decreasing compared to IH ‘25, in line with Eni’s decarbonization commitments. Main reductions were attributable to E&P (flaring reduction activities and portfolio management actions), refining (maintenance shutdowns) and chemicals (the Versalis transformation plan and new operating configuration at the Brindisi and Priolo sites).

•	Direct methane emissions (Scope 1): lower than IH ‘25 in the E&P, mainly due to the reduction of non-routine flaring and portfolio actions.

•	Volumes of hydrocarbon sent to routine flaring: in IH ’26 confirmed the zero routine flaring for operated assets.

•	Volume of oil spills: operational oil spills increased vs. IH ‘25, despite a reduction in the number of incidents. During the period, one oil spill incident related to acts of sabotage was recorded in Italy (no incidents were recorded in the IH ‘25).

•	Upstream re-injected production water increased compared with IH ‘25 (59% vs. 55%), driven by higher volumes re-injected particularly in Mexico and the Netherlands.

•	In the first half 2026, R&D costs amounted to €89 million, down by 5% compared to the first half 2025 (€94 million).

•	Eni ranked first in the Corporate Human Rights Benchmark (CHRB) published by the World Benchmarking Alliance (WBA), which evaluates performance across specific measurement areas of over 100 main companies globally operating in five high-risk sectors.

•	The Global Framework Agreement on International Industrial Relations, Corporate Social Responsibility and for a Just Transition (GFA) was renewed with IndustriALL Global Union and the trade unions Filctem Cgil, Femca Cisl, Uiltec Uil.

•	In Egypt, Eni, through its subsidiary IEOC, and Eni Foundation signed a Memorandum of Intent (MoI) with the Ministry of Health and Population, the Health Insurance Organization and the Ministry of Petroleum and Mineral Resources to engage in joint cooperation for the development and implementation of a community health project aimed at enhancing healthcare services and improving the well-being of the people in Cairo Governorate with a focus on vulnerable groups.

•	Eni finalized the acquisition of an 11.6% stake in Nouveau Monde Graphite ("NMG"), a Canadian company active in the natural graphite and advanced battery materials sector. The transaction allows Eni to enter the value chain of critical minerals, in line with its strategy of diversifying supply sources and strengthening in the battery materials sector and to support the development of the Gigafactory project for stationary lithium batteries in Brindisi.

20	ENI INTERIM CONSOLIDATED REPORT 2026

•	Eni Rovuma Basin, on behalf of its Area 4 partners, signed two Memorandums of Understanding with the Ministry of Health of Mozambique for the improvement of hospital facilities in the provinces of Cabo Delgado and Maputo, contributing to the strengthening of the national health system and the promotion of more equitable access to quality healthcare services.

•	Eni CCUS Holding secured a financing facility of more than £500 million from a pool of 13 international lenders to strengthen its Carbon Capture & Storage (CCS) project platform.

•	Eni and Hera inaugurated the Environmental Hub in Ravenna in the Ca’ Ponticelle reclaimed area. The project will help reduce the structural shortage of plants for managing special waste in Italy, maximizing material recovery and reducing reliance on landfills.

•	Eni signed a Letter of Intent with the Agenzia Italiana per la Cooperazione allo Sviluppo with the aim of identifying and evaluating initiatives in cooperation areas of common interest to support Ghana development.

•	During the first half of 2026, as part of the Clean Cooking Program, Eni significantly expanded access to more efficient cooking solutions in Africa, reaching 1 million people in Mozambique through the distribution of more than 200,000 improved cookstoves and inaugurating a new production center in Luanda (Angola). The program helps to reduce fuel consumption, pressure on natural resources and improve health. In addition, in Angola, Eni announced the launch of a sustainable agriculture and restoration project for degraded ecosystems in the province of Moxico, in order to promote practices and interventions to rebuild forest ecosystems.

•	Eni signed a strategic agreement with Fincantieri for the development and dissemination of its proprietary Clean Sea technology, an advanced underwater robotic system for monitoring marine ecosystems and inspecting offshore infrastructure, aimed at ensuring asset integrity. This technology provides applications in offshore projects and in Carbon Capture and Storage (CCS) in the marine environment.

•	Eni launched its new supercomputing system, HPC7 (High Performance Computing – HPC), which, with a capacity of over 861 PFlops/s, ranks 6th overall in the new TOP500 global ranking, second supercomputer in Europe and confirming its position as the world’s most powerful High-Performance Computer for industrial use.

•	Eni's stock was confirmed for the twentieth consecutive year in the FTSE4Good Developed index.

•	Eni and UKAEA (the United Kingdom Atomic Energy Authority) formed RH3OVA, a joint venture which combines the technical and industrial expertise of both partners to deliver specialist consultancy and operational services to the growing global fusion industry.

•	Eni signed an agreement to acquire a 25% stake in EnergyX's Chilean subsidiary company Black Giant SpA, addressed to develop a lithium project located in northern Chile, characterized by the application of an innovative technology with a lower environmental impact than traditional extraction techniques.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	21

Financial review

As a result of Eni’s Board of Directors decision to reorganize the shareholding structure of Eni’s subsidiary Plenitude and to establish a new governance framework based on joint control with the minority shareholder Ares Management Alternative Credit funds (“Ares”), from the first quarter of 2026, the Plenitude group has been accounted for as discontinued operation ex IFRS 5 in the Group consolidated statutory accounts because it represents a major business line held for sale. This means that Plenitude results after elimination of intercompany transactions are condensed in a single item of the Group statutory consolidated profit and loss account and reported separately from the results of continuing operations.

Results of continued and discontinued did not reflect entities’ standalone results, because intercompany eliminations were still applied since Plenitude is fully consolidated as of June 30, 2026. Particularly, the continuing operations are supplying Plenitude with significant volumes of gas and this intercompany transaction was eliminated thus reducing results of the selling segment and correspondingly increasing the one of the buying segment. The first half of 2025 has been represented accordingly. In the statement of financial position, the accounting of Plenitude does not differ from that of held-for-sale assets. The discontinued results of Plenitude and its controlled entities are assuming that DD&A charges no longer accrue from the month of March 2026 onwards. Non-GAAP financial measures throughout this interim report relating to Plenitude represent the entity on a standalone basis in line with prior periods segment information.

CONTINUING OPERATIONS RESULTS

PROFIT AND LOSS ACCOUNT

		First Half
	(€ million)	2026	2025	Change	% Ch.
Sales from operations		42,056	35,752	6,304	17.6
Other income and revenues		673	649	24	3.7
Operating expenses		(35,612)	(31,681)	(3,931)	(12.4)
Other operating income (expense)		(321)	436	(757)	..
Depreciation, depletion, amortization		(3,321)	(3,478)	157	4.5
Net impairment reversals (losses) of tangible and intangible and right-of-use assets		(1,474)	(641)	(833)	..
Write-off of tangible and intangible assets		(119)	14	(133)	..
Operating profit (loss)		1,882	1,051	831	79.1
Finance income (expense)		(386)	(329)	(57)	(17.3)
Income (expense) from investments		3,318	775	2,543	..
Profit (loss) before income taxes		4,814	1,497	3,317	..
Income taxes		(2,117)	(2,056)	(61)	(3.0)
Tax rate (%)		44.0	137.3
Net profit (loss) - continuing operations		2,697	(559)	3,256	..
Net profit (loss) - discontinued operations		1,958	2,315	(357)	(15.4)
Net profit (loss)		4,655	1,756	2,899	..
attributable to:
- Eni's shareholders		4,390	1,715	2,675	..
- continuing operations		3,023	(406)
- discontinued operations		1,367	2,121
- non-controlling interest		265	41	224	..
- continuing operations		(326)	(153)	(173)	..
- discontinued operations		591	194	397

In the first half of 2026, market environment favorably affected the Group’s economic and financial performance, mainly due to the positive trend of energy commodities partly offset by the appreciation of the EUR/USD. The volatility of oil price reached record levels during the first half of 2026, with the Brent benchmark averaging approximately 93 $/bbl, up by 29% compared to the first half of 2025. In the first half of 2026 the natural gas prices at the main European hubs (PSV and TTF) recorded a positive trend (up by 3-4% compared with the corresponding period of the previous year) whit limited volatility due to the start-up of significant liquefaction capacity in the USA and the growth of renewables.

The Standard Eni Refining Margin (SERM) reported a significant increase in the first half of 2026 (up by approximately 112%

22	ENI INTERIM CONSOLIDATED REPORT 2026

compared with the same period of 2025) due to a reduction in the availability of refined products in international markets driven by geopolitical factors (disrupted flows from the Middle East and Russia) and lower export volumes from China in connection with policy measures aimed at supporting domestic demand. The appreciation of the EUR/USD exchange rate (up by 7% compared to the first half of 2025) negatively impacted on the translation of the financial statements of subsidiaries with USD functional currency.

Group net profit reflected the positive trend in the operating performance as well as net gain relating to the business combination with Petronas to launch the new JV Searah (€2.1 billion) partly offset by impairment losses at E&P assets of approximately €1.2 billion.

The following table shows the main scenario indicators reported in the first half of 2026:

	First Half
	2026	2025	% Ch.
Average price of Brent dated crude oil in U.S. dollars ⁽ᵃ⁾	92.57	71.74	29.0
Average EUR/USD exchange rate ⁽ᵇ⁾	1.167	1.093	6.8
Average price of Brent dated crude oil in euro	79.32	65.64	20.8
Standard Eni Refining Margin (SERM) ⁽ᶜ⁾	9.1	4.3	112
PSV ⁽ᵈ⁾	44	43	2.6
TTF ⁽ᵈ⁾	43	41	3.9
Spread EU HVO UCO-based vs UCO (CIF)	1,623	777	..
Spread US RD⁽ᵉ⁾ UCO-based vs UCO	936	463	..
Italian PUN Index GME	127	120	6.4
(a) Price per barrel. Source: S&P Global Energy.
(b) Source: ECB.
(c) In $/bbl. Source: Eni calculations. Given volatility and market dislocations , the benchmark SERM refining margin has been calculated to factor such conditions.
(d) €/MWh.
(e) Renewable Diesel.

Analysis of profit and loss account items

REVENUES

	First Half
(€ million)	2026	2025	Change	% Ch.
Exploration & Production	30,317	24,942	5,375	21.5
- of which upstream	10,811	10,107	704	7.0
Global Gas & LNG Portfolio and Power	9,433	9,034	399	4.4
- Global Gas & LNG Portfolio	7,555	6,961	594	8.5
- Power	1,878	2,073	(195)	(9.4)
Enilive	11,674	9,536	2,138	22.4
Refining, Chemicals and Sites in transformation	10,553	9,465	1,088	11.5
- Refining	8,702	7,545	1,157	15.3
- Chemicals	1,661	2,017	(356)	(17.6)
- Sites in transformation	298		298
Corporate and other activities	932	979	(47)	(4.8)
Consolidation adjustments	(20,853)	(18,204)	(2,649)
Sales from operations	42,056	35,752	6,304	17.6
Other income and revenues	673	649	24	3.7
Total revenues	42,729	36,401	6,328	17.4

Total revenues amounted to €42,729 million, up by 17% from the first half of 2025.

Eni’s sales from operations were €42,056 million in the first half of 2026, reflecting the positive trend in energy commodities partly offset by appreciation of the euro which negatively affected all business segments: the Brent price increased by 29% in the first half of 2026 vs the first half of 2025; as well as the higher price of refining products favorably affected by tighter global supply in international markets driven by geopolitical factors (disrupted flows from the Middle East and Russia), partly offset by lower processed volumes. The increase reported in the Enilive segment was mainly related to an improved market scenario in the biorefining business.

Other income and revenues amounting to €673 million, increased by 4% from the first half of 2025 and include the share of lease repayments debited to joint operators in Eni-led upstream projects, as well as revenues from patents, licenses and royalties.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	23

OPERATING EXPENSES

	First Half
(€ million)	2026	2025	Change	% Ch.
Purchases, services and other	33,929	30,054	3,875	12.9
Impairment losses (impairment reversals) of trade and other receivables, net	101	73	28	38.4
Payroll and related costs	1,582	1,554	28	1.8
of which: provision for redundancy incentives and other	30	34	(4)	(11.8)
	35,612	31,681	3,931	12.4

Operating expenses in the first half of 2026 (€35,612 million) increased by €3,931 million from the first half of 2025 (up by 12%).

Purchases, services and other (€33,929 million) increased by €3,875 million from the same period of 2025, mainly reflecting higher hydrocarbon supply costs (gas from long-term contracts and refinery and chemical feedstocks) due to the trend in the energy market scenario.

Payroll and related costs (€1,582 million) were substantially unchanged from the first half of 2025.

DEPRECIATION, DEPLETION, AMORTIZATION, IMPAIRMENT LOSSES (IMPAIRMENT REVERSALS) NET AND WRITE-OFF

	First Half
(€ million)	2026	2025	Change	% Ch.
Exploration & Production	2,947	3,065	(118)	(3.8)
Global Gas & LNG Portfolio and Power	90	132	(42)	(31.8)
Enilive	149	145	4	2.8
Refining, Chemicals and Sites in transformation	73	75	(2)	(2.7)
Corporate and other activities	79	77	2	2.6
Impact of unrealized intragroup profit elimination	(17)	(16)	(1)
Total depreciation, depletion and amortization	3,321	3,478	(157)	(4.5)
Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	1,474	641	833	..
Depreciation, depletion, amortization, impairments and reversals	4,795	4,119	676	16.4
Write-off of tangible and intangible assets	119	(14)	133	..
	4,914	4,105	809	19.7

Depreciation, depletion and amortization (€3,321 million) decreased by €157 million from the first half of 2025 (down by 4.5%) following the appreciation of the EUR vs. USD and in the Exploration & Production segment due to portfolio activity partly offset by start-ups and ramp-up of new projects. Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net (€1,474 million) are disclosed in the section “Non-Gaap results”.

Write-off of tangible and intangible assets amounted to €119 million and mainly related to the E&P segment as capitalized costs of suspended exploratory wells were expensed through profit due to the negative assessment of recoverable reserves or economic feasibility of exploration projects in Oman and Libya, as well as, exploration mineral rights, mainly due to the abandonment of certain underlying initiatives.

24	ENI INTERIM CONSOLIDATED REPORT 2026

FINANCE INCOME (EXPENSE)

	First Half
(€ million)	2026	2025	Change
Finance income (expense) related to net borrowings	(380)	(368)	(12)
- Interest expense on corporate bonds	(346)	(367)	21
- Net income from financial activities held for trading	94	120	(26)
- Net income from financial assets measured at fair value through profit or loss	1	(9)	10
- Interest expense for banks and other financing istitutions	(164)	(129)	(35)
- Interest expense for lease liabilities	(162)	(180)	18
- Interest from banks	68	103	(35)
- Interest and other income from receivables and securities for non-financing operating activities	129	94	35
Income (expense) on derivative financial instruments	9	(70)	79
- Derivatives on exchange rate	53	(52)	105
- Derivatives on interest rate	(44)	(18)	(26)
Exchange differences, net	93	182	(89)
Other finance income (expense)	(143)	(143)
- Interest and other income from receivables and securities for financing operating activities	18	18
- Finance expense due to the passage of time (accretion discount)	(142)	(162)	20
- Other finance income (expense)	(19)	1	(20)
	(421)	(399)	(22)
Finance income (expense) capitalized	35	70	(35)
	(386)	(329)	(57)

Net finance expense (€386 million) reported a slight increase (€57 million from the first half of 2025) mainly due to: (i) expense related to net borrowings increasing by €12 million; (ii) higher financial expenses related to the negative change in the fair value of interest rate derivatives (down by €26 million), whose changes are recognized in the profit and loss as they do not meet the formal criteria to be classified as hedges; and (iii) lower financial expenses related to the negative change in the fair value of currency derivatives (up by €105 million), whose changes are recognized in the profit and loss as they do not meet the formal criteria to be classified as hedges under IFRS 9, partially offset by the negative change in exchange rate differences (down by €89 million).

NET INCOME (EXPENSE) FROM INVESTMENTS

	First Half
(€ million)	2026	2025	Change
Share of gains (losses) from equity-accounted investments	1,172	669	503
Dividends	60	100	(40)
Other income (expense), net	2,086	6	2,080
Income (expense) from investments	3,318	775	2,543

Net income from investments amounted to €3,318 million, increasing compared to the same period of 2025 (up by €2,543 million) and referred to:

- gains from equity-accounted investments (€1,172 million) mainly relating to the share profit of Vår Energi, Azule Energy, Ithaca Energy, Searah and ADNOC R&GT as well as Eni’s share of the Saipem joint venture results;

- dividends of €60 million related to dividends paid by minor investments in certain entities which were designated at fair value, and which mainly comprised Nigeria LNG (€31 million) and Everen Ltd (€20 million);

- other net income (€2,086 million) mainly related to the effects of the business combination to launch the Searah JV.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	25

SUMMARIZED GROUP BALANCE SHEET1

(€ million)	Dec. 31, 2025	Jun. 30, 2026	Change
Fixed assets
Property, plant and equipment	50,536	49,165	(1,371)
Right of use	5,184	4,948	(236)
Intangible assets	6,022	1,532	(4,490)
Inventories - Compulsory stock	1,187	1,655	468
Equity-accounted investments and other investments	14,484	19,170	4,686
Receivables and securities held for operating purposes	974	997	23
Net payables related to capital expenditure	(1,337)	(1,372)	(35)
	77,050	76,095	(955)
Net working capital
Inventories	5,143	6,407	1,264
Trade receivables	8,986	9,044	58
Trade payables	(13,901)	(14,863)	(962)
Net tax assets (liabilities)	1,506	757	(749)
Provisions	(14,580)	(13,887)	693
Other current assets and liabilities	(1,572)	(1,183)	389
	(14,418)	(13,725)	693
Provisions for employee benefits	(596)	(559)	37
Discontinued operations and assets held for sale including related liabilities	5,979	11,831	5,852
CAPITAL EMPLOYED, NET	68,015	73,642	5,627
Eni's shareholders equity	47,940	52,001	4,061
Non-controlling interest	4,847	4,929	82
Shareholders' equity	52,787	56,930	4,143
Net borrowings before lease liabilities ex IFRS 16	9,528	11,271	1,743
Lease liabilities	5,700	5,441	(259)
Net borrowings post lease liabilities ex IFRS 16	15,228	16,712	1,484
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	68,015	73,642	5,627
Gearing before lease liability ex IFRS 16	0.15	0.17
Gearing after lease liability ex IFRS 16	0.22	0.23

As of June 30, 2026, fixed assets (€76,095 million) decreased by €955 million from December 31, 2025, mainly due to the reclassification of Plenitude as discontinued operations in connection with the proposed new shareholding setup which will trigger the demerger. This movement was partly offset by the net effect of the initial recognition of the investment in the new JV Searah, exceeding the book values of the assets contributed to the venture in exchange of a 50% participating interest. Capital expenditure for the period was offset by DD&A. Positive exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.139 down by 3% compared to 1.176 as of December 31, 2025) increased the euro reported amounts of dollar-denominated assets for €1,653 million.

Net working capital amount was €13,725 million. Higher inventory book value because of the weighted average cost of supplies in an environment of rising commodity prices and provisions payment were only partially offset by higher trading payables.

Discontinued operations/asset held for sale included Plenitude (€9.6 billion) and other held-for-sale E&P properties (€2.2 billion). Due to termination of the planned disposal process, the 25% interest in Congo LNG project previously stated as held-for-sale, has been reclassified among continuing operations. In doing so, the asset has been restated at its current net book value, thus recognizing a revaluation gain of ca. €0.29 billion.

1 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

26	ENI INTERIM CONSOLIDATED REPORT 2026

Eni’s shareholders equity (€52,001 million) increased by €4,061 million from December 31, 2025, due to net profit for the period (€4,390 million) and positive foreign currency translation differences (€1,534 million), partly offset by shareholders remuneration of approximately €2,438 million (dividends and share buyback).

Non-controlling interests of €4,929 million included: i) a minority participating interest acquired by the private equity fund KKR in the share capital of Enilive (€839 million) as well as the EIP and Ares fund’s interest in Plenitude of €1,911 million; ii) a perpetual subordinated hybrid bond (€1,755 million) issued by a Group subsidiary in 2024, classified as equity since the Group retains an unconditional right to avoid transferring cash or other financial assets to the bondholders.

Net borrowings before lease liabilities as of June 30, 2026, of €11,271 million was up by €1,743 million from December 31, 2025.

Gearing – the ratio of net borrowings to net capital employed before lease liabilities– was 17% on June 30, 2026. Considering the portfolio transactions underway, the Group proforma gearing stands at 10%.

GEARING AND NET BORROWINGS

Gearing is a measure used by management to assess the Company’s level of indebtedness. It is calculated as the ratio between net borrowings and capital employed net and measures how much capital employed net is financed recurring to third-party funding. Management periodically reviews gearing in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net capital employed, and to carry out benchmark analysis with industry standards.

(€ million)	Dec. 31, 2025	June 30, 2026	Change
Total finance debt	28,464	31,522	3,058
- Short-term debt	8,363	7,722	(641)
- Long-term debt	20,101	23,800	3,699
Cash and cash equivalents	(8,100)	(8,365)	(265)
Financial assets measured at fair value through profit or loss	(6,991)	(6,723)	268
Financing receivables held for non-operating purposes	(3,845)	(5,163)	(1,318)
Net borrowings before lease liabilities ex IFRS 16	9,528	11,271	1,743
Lease Liabilities	5,700	5,441	(259)
Net borrowings post lease liabilities ex IFRS 16	15,228	16,712	1,484
Shareholders' equity including non-controlling interest	52,787	56,930	4,143
Gearing before lease liability ex IFRS 16	0.15	0.17
Gearing after lease liability ex IFRS 16	0.22	0.23

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	27

COMPREHENSIVE INCOME

	First Half
(€ million)	2026	2025
Net profit (loss)	4,655	1,756
Items that are not reclassified to profit or loss in later periods	10	5
Remeasurements of defined benefit plans
Change in the fair value of interests with effects on other comprehensive income	9	5
Share of other comprehensive income on equity accounted entities	1
Taxation
Items that may be reclassified to profit or loss in later periods	1,213	(5,519)
Currency translation differences	1,600	(6,063)
Change in the fair value of cash flow hedging derivatives	(482)	732
Share of other comprehensive income on equity-accounted entities	(56)	24
Taxation	151	(212)

Total other items of comprehensive income (loss)	1,223	(5,514)
Total comprehensive income (loss)	5,878	(3,758)
attributable to:
- Eni’s shareholders	5,528	(3,549)
- continuing operations	4,104	(5,600)
- discontinued operations	1,424	2,051
- Non-controlling interest	350	(209)
- continuing operations	(266)	(395)
- discontinued operations	616	186

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2025		55,648
Total comprehensive income (loss)	(3,758)
Dividends paid to Eni's shareholders	(1,528)
Dividends distributed by consolidated subsidiaries	(63)
Net purchase of treasury shares	(660)
Issue of perpetual hybrid bonds	1,500
Repurchase of perpetual hybrid bonds	(1,251)
Coupon of perpetual subordinated bonds	(105)
Taxes on Enilive and Plenitude disposals	(26)
Taxes on hybrid bond coupon and costs	10
Plenitude operation- disposal to EIP	209
Put option on Plenitude	(139)
Enilive operation - disposal to KKR	3,569
Other changes	(1)
Total changes		(2,243)
Shareholders' equity at June 30, 2025		53,405
attributable to:
- Eni's shareholders		49,738
- Non-controlling interest		3,667

Shareholders' equity at January 1, 2026		52,787
Total comprehensive income (loss)	5,878
Dividends paid to Eni's shareholders	(1,558)
Dividends distributed by consolidated subsidiaries	(153)
Net purchase of treasury shares	(880)
Issue of perpetual hybrid bonds	1,000
Coupon of perpetual subordinated bonds	(184)
Taxes on hybrid bond coupon and costs	37
Other changes	3
Total changes		4,143
Shareholders' equity at June 30, 2026		56,930
attributable to:
- Eni's shareholders		52,001
- Non-controlling interest		4,929

28	ENI INTERIM CONSOLIDATED REPORT 2026

SUMMARIZED GROUP CASH FLOW STATEMENT2

	First Half
(€ million)	2026	2025	Change
Net profit (loss) - continuing operations	2,697	(559)	3,256
Net profit (loss) - discontinued operations	1,958	2,315	(357)
Net profit (loss)	4,655	1,756	2,899
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	1,776	3,558	(1,782)
- net gains on disposal of assets	(5)	(6)	1
- dividends, interests, taxes and other changes	2,700	2,384	316
Changes in working capital related to operations	(1,516)	192	(1,708)
Dividends received by equity investments	868	879	(11)
Taxes paid	(2,051)	(2,230)	179
Interests (paid) received	(730)	(631)	(99)
Net cash provided by operating activities	5,697	5,902	(205)
Capital expenditure	(4,008)	(3,773)	(235)
Investments and purchase of consolidated subsidiaries and businesses	(800)	(351)	(449)
Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	(271)	84	(355)
Other cash flow related to investing activities and disinvestments	255	(175)	430
Free cash flow	873	1,687	(814)
Net cash inflow (outflow) related to financial activities	(830)	(190)	(640)
Changes in short and long-term financial debt	2,460	(1,324)	3,784
Repayment of lease liabilities	(669)	(675)	6
Dividends paid and changes in non-controlling interests and reserves	(2,527)	1,564	(4,091)
Net issue (repayment) of perpetual hybrid bond	804	126	678
Effect of changes in consolidation and exchange differences of cash and cash equivalent	23	(204)	227
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	134	984	(850)

Change in net borrowings	First Half
(€ million)	2026	2025	Change
Free cash flow	873	1,687	(814)
Repayment of lease liabilities	(669)	(675)	6
Net borrowings of acquired companies	(9)		(9)
Net borrowings of divested companies	(238)		(238)
Exchange differences on net borrowings and other changes	23	(725)	748
Dividends paid and changes in non-controlling interest and reserves	(2,527)	1,564	(4,091)
Net issue (repayment) of perpetual hybrid bond	804	126	678
CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(1,743)	1,977	(3,720)
Repayment of lease liabilities	669	675	(6)
Inception of new leases and other changes	(410)	70	(480)
Change in lease liabilities	259	745	(486)
CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(1,484)	2,722	(4,206)

Net cash provided by operating activities in the first half of 2026 was €5,697 million and included €868 million of dividends received by Eni’s equity-accounted investments. The amount of trade receivables discounted as part of non-recourse arrangements with financing institutions was ca. €0.2 billion higher than in the fourth quarter of 2025 as part of the Group initiatives to optimize working capital requirements.

2 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	29

CAPITAL EXPENDITURE

	First Half
(€ million)	2026	2025	Change	% Ch.
Exploration & Production	3,141	2,775	366	13.2
of which: - exploration	265	166	99	59.6
- oil and gas development	2,860	2,586	274	10.6
- other	16	23	(7)	(30.4)
Global Gas & LNG Portfolio	22	37	(15)	(40.5)
- Global Gas & LNG Portfolio	2	9	(7)	(77.8)
- Power	20	28	(8)	(28.6)
Enilive	119	101	18	17.8
Plenitude	219	340	(121)	(35.6)
Refining, Chemicals and Sites in transformation	440	288	152	52.8
- Refining	384	206	178	86.4
- Chemicals	44	82	(38)	(46.3)
- Sites in transformation	12
Corporate and other activities	78	253	(175)	(69.2)
Impact of unrealized intragroup profit elimination	(11)	(21)	10
Capital expenditure (a)	4,008	3,773	235	6.2
(a)Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above (€561 million and €753 million in the first half 2026 and the first half 2025, respectively).

Capital expenditure of €4,008 million, increasing by 6% y-o-y, (€3,773 million in the first half of 2025) mainly concerned:

- in the Exploration & Production, capital expenditure (€3,141 million) was mainly related to oil&gas development activities in particular in Libya, Congo, Egypt, Indonesia, Italy, the United Arab Emirates, Algeria, and Iraq;

- in the Enilive segment (€119 million) mainly related to biorefining projects (Venice EcofiningTM and Gela catalysts) and marketing activity in Italy and in the rest of Europe;

- in the Plenitude segment (€219 million) mainly related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network infrastructure;

- in the Refining, Chemicals and Sites in transformation segment mainly related to refining in Italy (€384 million) specifically to the reconversion of Livorno in biorefinery, maintenance and stay-in-business, as well as to the chemical business (€44 million) and regarded the circular economy and asset integrity;

- in the Corporate and other activities mainly related to the CCUS and agri-business projects (€13 million).

30	ENI INTERIM CONSOLIDATED REPORT 2026

RECONCILIATION OF SUMMARIZED GROUP BALANCE SHEET AND SUMMARIZED GROUP CASH FLOW STATEMENT TO STATUTORY SCHEMES

SUMMARIZED GROUP BALANCE SHEET

Items of Summarized Group Balance Sheet		June 30, 2026		December 31, 2025
(where not expressly indicated, the item derives directly from the statutory scheme) (€ million)	Notes to the Consolidated Financial Statement	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Fixed assets
Property, plant and equipment			49,165		50,536
Right of use			4,948		5,184
Intangible assets			1,532		6,022
Inventories - Compulsory stock			1,655		1,187
Equity-accounted investments and other investments			19,170		14,484
Receivables and securities held for operating activities	(see note 14)		997		974
Net payables related to capital expenditure, made up of:			(1,372)		(1,337)
-liabilities for current investment assets	(see note 8)			(49)
- liabilities for no current investment assets	(see note 8)
- receivables related to disposals	(see note 6)	74		209
- receivables related to disposals non-current	(see note 8)	171		169
- payables for purchase of non-current assets	(see note 15)	(1,617)		(1,666)
Total fixed assets			76,095		77,050
Net working capital
Inventories			6,407		5,143
Trade receivables	(see note 6)		9,044		8,986
Trade payables	(see note 15)		(14,863)		(13,901)
Net tax assets (liabilities), made up of:			757		1,506
- current income tax payables		(420)		(343)
- non-current income tax payables		(25)		(40)
- other current tax liabilities	(see note 8)	(2,277)		(1,589)
- deferred tax liabilities		(4,222)		(4,805)
- other non-current tax liabilities	(see note 8)	(35)		(47)
- current income tax receivables		820		539
- non-current income tax receivables		125		125
- other current tax assets	(see note 8)	692		919
- deferred tax assets		6,084		6,716
- other non-current tax assets	(see note 8)	7		24
- receivables for Italian consolidated accounts	(see note 6)	10		9
- payables for Italian consolidated accounts	(see note 15)	(2)		(2)
Provisions			(13,887)		(14,580)
Other current assets and liabilities, made up of:			(1,183)		(1,572)
- short-term financial receivables for operating purposes	(see note 14)
- receivables vs. partners for exploration and production activities and other	(see note 6)	3,279		3,232
- other current assets	(see note 8)	2,721		3,024
- other receivables and other assets non-current	(see note 8)	1,293		2,608
- advances, other payables, payables vs. partners for exploration and production activities and other	(see note 15)	(3,497)		(4,692)
- other current liabilities	(see note 8)	(3,521)		(2,401)
- other payables and other liabilities non-current	(see note 8)	(1,458)		(3,343)
Total net working capital			(13,725)		(14,418)
Provisions for employee benefits			(559)		(596)
Assets held for sale including related liabilities			11,831		5,979
made up of:
- assets held for sale		18,533		8,005
- liabilities directly associated with held for sale		(6,702)		(2,026)
CAPITAL EMPLOYED, NET			73,642		68,015
Shareholders’ equity including non-controlling interest			56,930		52,787
Net borrowings
Total debt, made up of:			31,522		28,464
- long-term debt		23,827		20,139
- current portion of long-term debt		2,388		3,434
- short-term debt		5,334		4,929
- other non-current assets	(see note 8)	(27)		(38)
less:
Cash and cash equivalents			(8,365)		(8,100)
Financial assets measured at fair value through profit or loss			(6,723)		(6,991)
Financing receivables for non-operating purposes	(see note 14)		(5,163)		(3,845)
Net borrowings before lease liabilities ex IFRS 16			11,271		9,528
Lease liabilities, made up of:			5,441		5,700
- long-term lease liabilities		4,358		4,437
- current portion of long-term lease liabilities		1,083		1,263
Total net borrowings post lease libilities ex IFRS 16 (a)			16,712		15,228
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			73,642		68,015

(a) For details on net borrowings see also note 17 to the condensed consolidated interim financial statements.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	31

SUMMARIZED GROUP CASH FLOW STATEMENT

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2026		First Half 2025
(€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Net profit (loss) - continuing operations		2,697		(559)
Net profit (loss) - discontinued operations		1,958		2,315
Net profit (loss)		4,655		1,756
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		1,776		3,558
- depreciation, depletion and amortization	3,398		3,696
- impairment losses (impairment reversals) of tangible, intangible and right of use, net	1,474		641
- write-off of tangible and intangible assets	120		(13)
- share of profit (loss) of equity-accounted investments	(1,158)		(649)
- other changes	(2,077)		(125)
- net change in the provisions for employee benefits	19		8
Gains on disposal of assets, net		(5)		(6)
Dividends, interests, income taxes and other changes		2,700		2,384
- dividend income	(60)		(100)
- interest income	(223)		(202)
- interest expense	629		607
- income taxes	2,354		2,079
Cash flow from changes in working capital		(1,516)		192
- inventories	(1,729)		401
- trade receivables	(1,233)		2,655
- trade payables	1,794		(2,437)
- provisions for contingencies	(423)		(439)
- other assets and liabilities	75		12
Dividends received		868		879
Income taxes paid, net of tax receivables received		(2,051)		(2,230)
Interests (paid) received		(730)		(631)
- interest received	87		117
- interest paid	(817)		(748)
Net cash provided by operating activities		5,697		5,902
Investing activities		(4,008)		(3,773)
- tangible assets	(4,478)		(3,707)
- intangible assets	(163)		(258)
- other changes	633		192
Investments and purchase of consolidated subsidiaries and businesses		(800)		(351)
- investments	(301)		(351)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(499)
Disposals		(271)		84
- tangible assets	12		66
- intangible assets
- Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	38
- tax disposals
- investments	27		18
- other changes	(348)
Other cash flow related to capital expenditure, investments and disposals		255		(175)
- investment of securities and financing receivables held for operating purposes	(33)		(35)
- change in payables in relation to investing activities	400		(184)
- disposal of securities and financing receivables held for operating purposes	43		16
- change in receivables in relation to disposals	130		220
- other changes	(285)		(192)
Free cash flow		873		1,687

32	ENI INTERIM CONSOLIDATED REPORT 2026

SUMMARIZED GROUP CASH FLOW STATEMENT (continued)

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2026		First Half 2025
(€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		873		1,687
Borrowings (repayment) of debt related to financing activities		(830)		(190)
- net change of securities and financing receivables	(830)		(190)
Changes in short and long-term finance debt		2,460		(1,324)
- increase in long-term debt	5,116		3,721
- repayments of long-term debt	(2,906)		(4,803)
- increase (decrease) in short-term debt	250		(242)
Repayment of lease liabilities		(669)		(675)
Dividends paid and changes in non-controlling interest and reserves		(2,527)		1,564
- net reimbursement (capital contribution) to (by) non-controlling interest			709
- net purchase of treasury shares	(849)		(666)
- disposal (acquisition) of additional interests in consolidated subsidiaries			3,069
- dividends paid to Eni's shareholders	(1,552)		(1,524)
- dividends paid to non-controlling interest	(126)		(33)
- other contributions			9
Net issue (repayment) of perpetual hybrid bond		804		126
- issue of perpetual subordinated bonds	988		231
- payments on perpetual subordinated bonds	(184)		(105)
Effect of changes in consolidation, exchange differences and cash and cash equivalent		23		(204)
- effect of exchange rate changes on cash and cash equivalents and other changes	23		(204)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT		134		984

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	33

DISCONTINUED OPERATIONS

Plenitude – results of operations and liquidity from third-party transactions

	First Half
(€ million)	2026	2025	Change
Total Revenues	5,407	5,685	(278)
Operating expenses, depreciation, depletion, amortization and impairments	(3,218)	(3,246)	28
Operating profit (loss)	2,189	2,439	(250)
Finance income (expense)	7	(81)	88
Profit (loss) before gains on disposal of assets	2,195	2,338	(143)
Income taxes	(237)	(23)	(214)
Net profit (loss)	1,958	2,315	(357)
of which:
- Eni's shareholders	1,367	2,121	(754)
- Non-controlling interest	591	194	397
Net borrowings	250	122	128
Net cash provided by operating activities	1,930	2,791	(861)
Capital expenditure	219	340	(121)

Plenitude – results of operations and liquidity from third-party and intercompany transactions

	First Half
(€ million)	2026	2025	Change
Total Revenues	5,431	5,708	(277)
Operating expenses, depreciation, depletion, amortization and impairments	(4,605)	(5,644)	1,039
Operating profit (loss)	826	64	762
Finance income (expense)	(52)	(41)	(11)
Profit (loss) before income taxes	773	3	770
Income taxes	(237)	(23)	(214)
Net profit (loss)	536	(20)	556
of which:
- Eni's shareholders	374	(19)	393
- Non-controlling interest	162	(1)	163
Net borrowings	3,274	2,061	1,213
Net cash provided by operating activities	95	542	(447)
Capital expenditure	219	340	(121)

34	ENI INTERIM CONSOLIDATED REPORT 2026

NON-GAAP RESULTS3

	First Half
(€ million)	2026	2025	Change	% Ch.
Operating profit (loss)	4,071	3,490	581	16.6
Exclusion of inventory holding (gains) losses	(585)	358
Exclusion of special items	2,448	641
Adjusted operating profit (loss)	5,934	4,489	1,445	32.2
main JV/Associates adjusted EBIT	2,977	1,873	1,104	58.9
Proforma adjusted EBIT	8,911	6,362	2,549	40.1
Breakdown by segment:
Exploration & Production	8,126	5,730	2,396	41.8
Global Gas & LNG Portfolio and Power	830	860	(30)	(3.5)
Enilive	433	224	209	93.3
Plenitude	439	374	65	17.4
Refining, Chemicals and Sites in transformation	(300)	(527)	227	43.1
Corporate and other activities	(526)	(477)	(49)	(10.3)
Impact of unrealized intragroup profit elimination and other consolidation adjustments	(91)	178	(269)
Adjusted profit (loss) before taxes	6,235	4,949	1,286	26.0
Adjusted net profit (loss)	3,635	2,546	1,089	42.8
Net profit (loss)	4,655	1,756	2,899	..
Net profit (loss) attributable to Eni's shareholders	4,390	1,715	2,675	..
Exclusion of inventory holding (gains) losses	(398)	246
Exclusion of special items	(357)	585
Adjusted net profit (loss) attributable to Eni's shareholders	3,635	2,546	1,089	42.8

In the first half of 2026, the Group proforma adjusted EBIT of €8,911 million increased by 40% compared to the same period of 2025 due to strong performance at E&P, GGP and the Transition satellites. The factors which drove the Group’s performance were better realizations on equity production, higher biofuels margins, better volume/mix effects, the positive outcome of restructuring the chemicals sector and other cost efficiencies.

In the first half of 2026 adjusted profit before taxes was €6,235 million, 26% higher than the first half of 2025, reflecting the trend in the Group adjusted EBIT and higher profits reported at equity-accounted entities, partly offset by increased finance expenses.

In the first half of 2026 adjusted net profit attributable to Eni’s shareholders of €3,635 million increased by 43% compared to the first half of previous year, factoring in a lower tax rate down to 39% from 47%, due to a better geographical mix of profits before taxes in E&P reflecting higher contribution from jurisdictions with lower-than-average tax rates.

3 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report. The results of the business segments reflect their contribution to Eni’s consolidated results.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	35

SPECIAL ITEMS

	First Half
(€ million)	2026	2025
Special items of operating profit (loss)	2,448	641
- environmental charges (expense recovered from third-parties)	143	192
- impairment losses (impairment reversals), net	1,474	641
- net gains on disposal of assets	(5)	(6)
- risk provisions	19	17
- provisions for redundancy incentives	32	34
- commodity derivatives	72	(53)
- exchange rate differences and derivatives	193	(279)
- other	520	95
Net finance (income) expense	(201)	269
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)	(193)	279
Net income (expense) from investments	(2,436)	(154)
of which:
- net gain on business combination	(2,088)
Income taxes	(251)	(140)
Total special items of net profit (loss)	(440)	616
attributable to:
- Eni's shareholders	(357)	585
- Non-controlling interest	(83)	31

The pre-tax special items recorded in operating profit (net charges of €2,448 million in the first half of 2026) are mainly related to the following segments:

•	E&P: net charges of €1,757 million mainly comprised impairment losses at oil&gas properties driven by re-prioritization of investment capital away from future phases of development of marginal properties and instead a focus on the core projects in the portfolio consistent with strategy, as well as downward reserves revisions (€1,203 million); credit loss provisions (€92 million) and environmental charges (€15 million);
•	GGP and Power: net charges of €432 million mainly relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be waived from fair value accounting under the own use exemption (charge of €314 million). The reclassification of the positive balance of €152 million related to derivatives covering margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables;
•	Transition Businesses: net gains of €364 million mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS relating exposure to the gas commodity (gain of €409 million);
•	Refining, Chemicals and Sites in transformation: net charges of €534 million mainly related to the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows in Refining business (€162 million) and to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS (€178 million) as well as environmental charges of €90 million.

36	ENI INTERIM CONSOLIDATED REPORT 2026

RESULTS BY SEGMENT

EXPLORATION & PRODUCTION

	First Half
(€ million)	2026	2025	Change	% Ch.
Upstream turnover	10,811	10,107	704	7.0
Proforma adjusted EBIT	8,126	5,730	2,396	41.8
of which: main JV/Associates	2,867	1,841	1,026	55.7
Operating profit (loss) of subsidiaries	3,502	3,446	56	1.6
Exclusion of special items	1,757	443
Adjusted operating profit (loss) of subsidiaries	5,259	3,889	1,370	35.2
Adjusted profit (loss) before taxes	5,867	4,413	1,454	32.9
tax rate (%)	36.4	46.2	(9.8)
Adjusted net profit (loss)	3,729	2,372	1,357	57.2
Results also include:
Exploration expenses:	220	86	134	..
- prospecting, geological and geophysical expenses	134	86	48	55.8
- write-off of unsuccessful wells	86	0	86	..

In the first half of 2026, Exploration & Production reported a proforma adjusted EBIT of €8,126 million, increasing by 42% compared to the first half of 2025 due to favorable volume/mix effects, cost discipline, higher crude oil realized prices in USD (the Brent marker was up by 29%) and higher gas realizations (up by 9%), offset by the negative impact of exchange rate translation of dollar-denominated results of foreign subsidiaries (the EUR/USD exchange rate was up by 7%).

The segment reported an adjusted net profit of €3,729 million, an increase of 57% compared to the first half of 2025 and included a higher contribution from JVs and associates.

The tax rate was 36%, lower than the first half of 2025, due to a more favorable geographical mix of pretax profit.

		First Half
Main JV/Associates	(€ million)	2026	2025	Change	% Ch.
Adjusted operating profit (Eni's share)		2,867	1,841	1,026	55.7
of which: Vår Energi		1,920	1,009	911	90.3
Azule Energy		463	450	13	2.9
Adjusted net profit		791	495	296	59.8
Total dividends		558	596	(38)	(6.4)
Hydrocarbon production	(kboe/d)	546	432	114	26.4

GLOBAL GAS & LNG PORTFOLIO and power

	First Half
(€ million)	2026	2025	Change	% Ch.
Sales from operations	9,433	9,034	399	4.4
Proforma adjusted EBIT	830	860	(30)	(3.5)
GGP	783	631	152	24.1
of which: main JV/Associates	17	19	(2)	(10.5)
Power	47	229	(182)	..
Operating profit (loss) of subsidiaries	381	1,358	(977)	..
Exclusion of special items	432	(517)
Adjusted operating profit (loss) of subsidiaries	813	841	(28)	(3.3)
Adjusted profit (loss) before taxes	821	852	(31)	(3.6)
Adjusted net profit (loss)	515	542	(27)	(5.0)

In the first half of 2026, the Global Gas & LNG Portfolio business achieved a proforma adjusted Ebit of €783 million, increasing by 24% compared to the first half of 2025 benefitting from the continued asset portfolio optimizations and specific benefits relating to renegotiations and settlements.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	37

The Power generation business from gas-fired plants reported a proforma adjusted Ebit of €47 million, down by €182 million. The y-o-y comparison is affected by the circumstance that the first half of 2025 results were impacted by a one-off item.

The Global Gas & LNG Portfolio and Power segment achieved an adjusted net profit of €515 million, a sightly decrease (down by €27 million) compared to the first half of 2025.

TRANSITION BUSINESSES

ENILIVE

	First Half
(€ million)	2026	2025	Change	% Ch.
Sales from operations	11,674	9,536	2,138	22.4
Proforma adjusted EBITDA	592	381	211	55.4
Proforma adjusted EBIT	433	224	209	93.3
of which: main JV/Associates	30	(24)	54	225.0
Operating profit (loss) of subsidiaries	375	174	201	115.5
Exclusion of inventory holding (gains) losses	(35)	42
Exclusion of special items	63	32
Adjusted operating profit (loss) of subsidiaries	403	248	155	62.5
Adjusted profit (loss) before taxes	414	213	201	94.4
Adjusted net profit (loss)	301	141	160	113.5

In the first half of 2026 the Enilive business reported a proforma adjusted Ebit of €433 million, up by 93% compared to the same period of 2025, mainly thanks to the biorefining business which benefited from an improved market scenario, despite the Venice plant shutdown.

Proforma adjusted EBITDA amounted to €592 million, up by 55% compared to a profit of €381 million in the first half of 2025.

PLENITUDE

	First Half
(€ million)	2026	2025	Change	% Ch.
Sales from operations	5,305	5,603	(298)	(5.3)
Proforma adjusted EBITDA	541	614	(73)	(11.9)
Proforma adjusted EBIT	439	374	65	17.4
Operating profit (loss) of subsidiaries	826	64	762	..
Exclusion of special items	(427)	302
Adjusted operating profit (loss) of subsidiaries	399	366	33	9.0
Adjusted profit (loss) before taxes	393	336	57	17.0
Adjusted net profit (loss)	264	223	41	18.4

In the first half 2026 Plenitude reported a proforma adjusted Ebit of €439 million, up by 17% compared to the first half of 2025, benefiting from volume growth in the renewables business and the halting of depreciation pending the proposed deconsolidation transaction.

Proforma adjusted EBITDA amounted to €541 million, decreasing from €614 million reported in the first half of 2025.

38	ENI INTERIM CONSOLIDATED REPORT 2026

REFINING, CHEMICALS AND SITES IN TRANSFORMATION

	First Half
(€ million)	2026	2025	Change	% Ch.
Sales from operations	10,553	9,465	1,088	11.5
Proforma adjusted EBIT	(300)	(527)	227	43.1
Refining (a)	66	(100)	166	..
of which: main JV/Associates	23	29	(6)	(20.7)
Chemicals	(223)	(427)	204	47.8
Sites in transformation	(143)		(143)
Operating profit (loss) of subsidiaries	(302)	(1,302)	1,000	76.8
Exclusion of inventory holding (gains) losses	(555)	427
Exclusion of special items	534	319
Adjusted operating profit (loss) of subsidiaries	(323)	(556)	233	41.9
Adjusted profit (loss) before taxes	(322)	(550)	228	41.5
Adjusted net profit (loss)	(316)	(507)	191	37.7
(a) Due to the shutdown of the gasoline production unit in the first half 2026, the Livorno hub, currenty being upgraded to a biorefinery, has been reclassified to the segment “Sites in transformation” effective 1st January 2026.

In the first half of 2026, the Refining, Chemicals and Sites in transformation segment reported a proforma adjusted loss of €300 million, compared to a loss of €527 million of the first half of 2025 (up by 43%).

The Refining business, including contribution from the ADNOC R&GT associate, reported a proforma adjusted profit of €66 million, a better performance compared to the loss of €100 million reported in the first half of 2025. Despite the upside of a constructive refining margin scenario the result was capped by higher shipping expenses, narrowing differentials between heavy/sour vs light/sweet crudes which penalized margins at complex cycles and lower throughputs.

The Chemical business, managed by Versalis, reported a proforma adjusted loss of €223 million in the first half of 2026, a significatively improved performance compared to the loss of €427 million in the first half of 2025, reflecting ongoing restructuring efforts and last year’s plant closures, as well as a temporary improvement in the market scenario due to supply disruptions in connection with the ME crisis in certain segments like polyethylene. The overall picture of the chemical sector remains depressed, because of rapidly escalating costs of oil-based feedstock and plant utilities expenses which were not reflected in commodity plastics final prices due to macro headwinds impacting commodity demands and competitive pressures from players with advantaged cost structures. Polyethylene spreads have returned to unprofitable territory in July.

The Sites in transformation business, which is currently managing restructuring, decommissioning and environmental remediation operations at petrochemical hubs shut down in prior period, including the Brindisi and Priolo hubs, to prepare the sites for the next investment transformation phase, reported a proforma adjusted loss of €143 million due to ongoing expenses for plant restructuring.

The Refining, Chemical and Sites in transformation segment reported an adjusted net loss of €316 million and decreased from the loss of €507 million of the first half of 2025 (up by 38%).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	39

ALTERNATIVE PERFORMANCE MEASURES (NON-GAAP MEASURES)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks.

Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items

40	ENI INTERIM CONSOLIDATED REPORT 2026

include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

EBITDA

Earnings Before Interest, Taxes, Depreciation and Amortization, is calculated summing up the operating profit and DD&A. Represents the company’s profitability as a result of operations management.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding. Gearing before lease liabilities ex-IFRS 16 is calculated by excluding lease liabilities and right-of-use assets from numerator and denominator, respectively. On a proforma basis gearing is calculated net of portfolio transactions underway.

Adjusted net cash before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Proforma adjusted EBIT

Is the measure adding the operating margin of the equity accounted entities to the adjusted EBIT, introduced by the management to reflect the increasing contribution from the JV/associates also in connection with the Eni satellite model.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	41

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

										Discontinued operations exclusion
First Half 2026	(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Plenitude	Infragroup elimination	TOTAL	CONTINUING OPERATIONS
Reported operating profit (loss)		3,502	381	375	826	(302)	(615)	(96)	4,071	(826)	(1,363)	(2,189)	1,882
Exclusion of inventory holding (gains) losses				(35)		(555)		5	(585)				(585)
Exclusion of special items:
- environmental charges (expense recovered from third-parties)		15		48		90	(10)		143				143
- impairment losses (impairment reversals), net		1,203		11		187	73		1,474				1,474
- impairment of exploration projects
- net gains on disposal of assets		(5)							(5)				(5)
- risk provisions		11		1		1	6		19				19
- provision for redundancy incentives		9	1	1	2	12	7		32	(2)		(2)	30
- commodity derivatives		(11)	314	14	(423)	178			72	423	(425)	(2)	70
- exchange rate differences and derivatives		27	152	(2)		16			193				193
- other		508	(35)	(10)	(6)	50	13		520	6		6	526
Special items of operating profit (loss)		1,757	432	63	(427)	534	89		2,448	427	(425)	2	2,450
Adjusted operating profit (loss) of subsidiaries (a)		5,259	813	403	399	(323)	(526)	(91)	5,934	(399)	(1,788)	(2,187)	3,747
main JV/Associates adjusted EBIT (b)		2,867	17	30	40	23			2,977	(40)		(40)	2,937
Proforma adjusted EBIT (c)=(a)+(b)		8,126	830	433	439	(300)	(526)	(91)	8,911	(439)	(1,788)	(2,227)	6,684
Finance expenses and dividends of subsidiaries (d)		(183)	(9)	(14)	(2)	5	(321)		(524)	2	(12)	(10)	(534)
Finance expenses and dividends of main JV/associates (e)		(449)	6	(5)	(39)	(31)			(518)	39		39	(479)
Income taxes of main JV/associates (f)		(1,627)	(6)		(5)	4			(1,634)	5		5	(1,629)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)		791	17	25	(4)	(4)			825	4		4	829
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)		5,867	821	414	393	(322)	(847)	(91)	6,235	(393)	(1,800)	(2,193)	4,042
Income taxes (i)		(2,138)	(306)	(113)	(129)	6	224	30	(2,426)	129	(11)	118	(2,308)
Tax rate (%)									38.9
Adjusted net profit (loss) (j)=(h)+(i)		3,729	515	301	264	(316)	(623)	(61)	3,809	(264)	(1,811)	(2,075)	1,734
of which:
- Adjusted net profit (loss) of non-controlling interest									174			(626)	(452)
- Adjusted net profit (loss) attributable to Eni's shareholders									3,635			(1,449)	2,186
Reported net profit (loss) attributable to Eni's shareholders									4,390			(1,367)	3,023
Exclusion of inventory holding (gains) losses									(398)				(398)
Exclusion of special items									(357)			(82)	(439)
Adjusted net profit (loss) attributable to Eni's shareholders									3,635			(1,449)	2,186

42	ENI INTERIM CONSOLIDATED REPORT 2026

										Discontinued operations exclusion
First Half 2025	(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Plenitude	Infragroup elimination	TOTAL	CONTINUING OPERATIONS
Reported operating profit (loss)		3,446	1,358	174	64	(1,302)	(539)	289	3,490	(64)	(2,375)	(2,439)	1,051
Exclusion of inventory holding (gains) losses				42		427		(111)	358				358
Exclusion of special items:
- environmental charges		(2)		22		117	55		192				192
- impairment losses (impairment reversals), net		469		5		159	8		641				641
- net gains on disposal of assets		(3)				(3)			(6)				(6)
- risk provisions						16	1		17				17
- provision for redundancy incentives		9		1		7	17		34				34
- commodity derivatives		(19)	(342)	1	292	15			(53)	(292)	290	(2)	(55)
- exchange rate differences and derivatives		15	(297)	(1)		3	1		(279)				(279)
- other		(26)	122	4	10	5	(20)		95	(10)		(10)	85
Special items of operating profit (loss)		443	(517)	32	302	319	62		641	(302)	290	(12)	629
Adjusted operating profit (loss) of subsidiaries (a)		3,889	841	248	366	(556)	(477)	178	4,489	(366)	(2,085)	(2,451)	2,038
main JV/Associates adjusted EBIT (b)		1,841	19	(24)	8	29			1,873	(8)		(8)	1,865
Proforma adjusted EBIT (c)=(a)+(b)		5,730	860	224	374	(527)	(477)	178	6,362	(374)	(2,085)	(2,459)	3,903
Finance expenses and dividends of subsidiaries (d)		29	(9)	(8)	(13)	(5)	(16)		(22)	13	71	84	62
Finance expenses and dividends of main JV/associates (e)		(322)	5	(3)	(24)	(41)			(385)	24		24	(361)
Income taxes of main JV/associates (f)		(1,024)	(4)		(1)	23			(1,006)	1		1	(1,005)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)		495	20	(27)	(17)	11			482	17		17	499
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)		4,413	852	213	336	(550)	(493)	178	4,949	(336)	(2,014)	(2,350)	2,599
Income taxes (i)		(2,041)	(310)	(72)	(113)	43	222	(50)	(2,321)	113	(7)	106	(2,215)
Tax rate (%)									46.9
Adjusted net profit (loss) (j)=(h)+(i)		2,372	542	141	223	(507)	(271)	128	2,628	(223)	(2,021)	(2,244)	384
of which:
- Adjusted net profit (loss) of non-controlling interest									82			(187)	(105)
- Adjusted net profit (loss) attributable to Eni's shareholders									2,546			(2,057)	489
Reported net profit (loss) attributable to Eni's shareholders									1,715			(2,121)	(406)
Exclusion of inventory holding (gains) losses									246				246
Exclusion of special items									585			64	649
Adjusted net profit (loss) attributable to Eni's shareholders									2,546			(2,057)	489

RECONCILIATION OF GROUP PROFORMA ADJUSTED EBIT

	First Half
(€ million)	2026	2025	% Ch.
E&P adjusted Ebit of consolidated subsidiaries	5,259	3,889	35.2
main JV/Associates adjusted Ebit	2,867	1,841	55.7
E&P proforma adjusted Ebit	8,126	5,730	41.8
GGP and Power adjusted Ebit of consolidated subsidiaries	813	841	(3.3)
main JV/Associates adjusted Ebit	17	19	(10.5)
GGP and Power proforma adjusted Ebit	830	860	(3.5)
Transition Businesses adjusted Ebit of consolidated subsidiaries	802	614	30.6
main JV/Associates adjusted Ebit	70	(16)	..
Transition Businesses proforma adjusted Ebit	872	598	45.8
Refining, Chemicals and Sites in transformation adjusted Ebit of consolidated subsidiaries	(323)	(556)	41.9
main JV/Associates adjusted Ebit	23	29	(20.7)
Refining, Chemicals and Sites in transformation proforma adjusted Ebit	(300)	(527)	43
Other segments adjusted Ebit	(526)	(477)	(10.3)
Impact of unrealized intragroup profit elimination	(91)	178
Group proforma adjusted Ebit (a)	8,911	6,362	40.1
(a) Main JV/Associates are Vår Energi, Azule Energy, Ithaca, Searah, Mozambique Rovuma Venture, Neptune Algeria, SeaCorridor, Adnoc R&GT and St. Bernard Renewables Llc.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	43

ADJUSTED GROUP NET CASH PROVIDED BY OPERATING ACTIVITIES

	First Half
(€ million)	2026	2025	Change
Group net profit (loss)	4,655	1,756	2,899
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	1,776	3,558	(1,782)
- net gains on disposal of assets	(5)	(6)	1
- dividends, interests, taxes and other changes	2,700	2,384	316
Changes in working capital related to operations	(1,516)	192	(1,708)
Dividends received by investments	868	879	(11)
Taxes paid	(2,051)	(2,230)	179
Interests (paid) received	(730)	(631)	(99)
Net cash provided by operating activities	5,697	5,902	(205)

Group net cash provided by operating activities amounted to €5,697 million in the first half of 2026.

Adjusted net cash before changes in working capital at replacement cost was €7,347 million in IH ’26 and is net of the following items:

- inventory holding gains or losses relating to oil and products;

- the reversing of timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margins;

- the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis;

- accrued post-merger balancing proceeds and other minor items.

A reconciliation of adjusted net cash before changes in working capital at replacement cost to net cash provided by operating activities is provided below.

	First Half
(€ million)	2026	2025
Net cash provided by operating activities	5,697	5,902
Changes in working capital related to operations	1,516	(192)
Exclusion of commodity derivatives	72	(53)
Exclusion of inventory holding (gains) losses	(585)	358
Net cash before changes in working capital at replacement cost	6,700	6,015
Extraordinary charges (gains)	647	174
Adjusted net cash before changes in working capital at replacement cost	7,347	6,189

Net borrowings before lease liabilities ex IFRS 16 increased by around €1.74 billion in the first half of 2026. The main inflows comprised the adjusted operating cash flow (€7.35 billion) and the issuance of a hybrid bond (€0.99 billion) which were utilized to fund cash outflows related to organic capex (€3.71 billion), working capital needs (€1.52 billion), dividend payments to Eni’s shareholders and share repurchases of €2.53 billion (dividend payments of €1.6 billion and share repurchases of €0.9 billion), acquisition of consolidated subsidiaries and other portfolio activities (€1 billion) and repayment of lease liabilities and hybrid bond interest (€0.85 billion).

44	ENI INTERIM CONSOLIDATED REPORT 2026

Risk Factors

The main strategic, industrial, operational, regulatory and legal risk factors to which the Group is exposed do not change significantly compared to 2025; therefore, they are summarized in this section, referring for further details to the 2025 Annual Report.

Eni's results are exposed to the volatility of the price of oil and gas

The price of crude oil is the most significant factor that influences Eni's financial results and industrial prospects and, like other commodities, has a history of volatility due to its correlation with the economic cycle and the evolution of the global sociopolitical framework.

The fundamentals of the physical market are the balance between global oil supply and demand and the level of inventories. In the short term, oil demand is a function of the growth of the world gross domestic product, international trade flows, the level of consumer and business confidence, the monetary policies of central banks, as well as affected by exogenous factors of various kinds (geopolitical tensions, wars, pandemics, etc.) that can induce industrial operators to increase or decrease inventories. Production has a lower degree of elasticity in the short term. When supply exceeds demand with a consequent increase in inventories, the price of crude oil declines; the opposite happens when the supply is short. Price movements driven by physical factors are amplified by the positioning of financial operators (Commodity Trading Advisors, hedge funds, money managers, etc.) with upward or downward bets in the futures market, which reflect expectations about the future evolution of supply and demand in the short-term and the possible impacts of geopolitical and macroeconomic phenomena on global balance. Financial exchanges fuel volatility, as the daily volumes traded in the derivatives markets are significantly higher than physical exchanges. The volatility related to these factors significantly influences the predictability of the Group's consolidated results in the short-term, although the forward pricing structure can be a valid reference.

Oil volatility reached record levels during the first half of 2026. The outbreak of the crisis in the Middle East with acts of hostility between the USA, Israel and Iran caused the sudden "spike" of prices with values close to 140 $/bbl for the spot (120 $/bbl for the futures) in March through the end of April, due to unprecedented interruptions in the flow of crude oil, gas and products for the closure of the Strait of Hormuz, through which about 10% of the global crude oil supply transits, and significant damage to oil and gas infrastructures of the Gulf countries. However, the risk of shortages in the physical market has been mitigated by the prompt release of commercial and strategic inventories from the USA and other OECD countries and above all by the significant reduction in imports by China, which has leveraged its inventories and the reduction of state refinery runs to manage the temporary shortage of raw material. This ability of the market to adapt coupled with the mitigation of the risk of shortage and expectations for a rapid resolution of the crisis have led financial operators to liquidate long positions in the futures market, triggering an equally fast correction of the price which, through May and June, lost 50% of its value compared to the peaks, to settle to around 70 $/bbl. In the first half of 2026, the average price was around 93 $/bbl with a positive effect on the realizations of equity crude oils.

Barring unpredictable geopolitical developments, the trend of crude oil prices in the second half of 2026 and in the short-term is exposed to the risks of slowing growth or, in the "worst case scenario", of a possible contraction of the global economy, which is weighed down by numerous factors of uncertainty, such as: the protectionist measures promoted by the USA administration, the financial instability resulting from sovereign debts, the increase in long-term interest rates and inflation, the uncertain recovery of China and the prolongation of the Russian-Ukrainian conflict. In addition, the OPEC+ alliance decided to accelerate the re-entry into the market of production cuts made in past years, while some member countries decided to leave the cartel to pursue their own production targets. Given these risks, Eni expects price to normalize in the second half of the year for an annual average of 85 $/bbl.

The events related to the Gulf crisis have not changed management's assessment of the long-term oil scenario.

Long-term price forecasts are based on complex subjective assumptions made by management about the future evolution of crude oil demand, influenced by numerous factors such as population growth, improving living standards, changing consumer preferences, risks of oil and gas replaced by other energy carriers as part of the economy's transition to a "low carbon" model, the role of technologies and the development of the supply. The long-term price forecast incorporates the best management estimates relating to the factors indicated and assumes a "mid-cycle" price level consistent with the expectations of the major importing countries and sufficiently remunerative with respect to the marginal costs of production

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	45

to stimulate an adequate level of supply with respect to the expected evolution of demand. This long-term price level is unchanged compared to the forecast adopted in the 2025 annual financial report; therefore, there is no indicator of impairment of Eni's assets in the Oil&Gas sector linked to the price effect.

The Group has identified indicators of impairment of certain mature cash generating units in relation to the re-prioritization of funds allocation away from the recovery of the residual mineral potential of long-life fields, for which no projects are underway that have involved the signing of contracts with third-party suppliers, towards new investment opportunities in Eni's current upstream portfolio in line with the financial framework of spending selection and capital discipline. For these mature assets, management has updated the impairment test methodology to align it with the fundamentals of Eni's upstream model, excluding future cash flows associated with the development of undeveloped probable reserves (P2 undeveloped). This adjustment of estimate, together with the revision of the production profile, led to write-downs of about €1.47 billion related to assets in Italy, Australia, the USA, Egypt and Congo.

Relating to natural gas, the forecast of a gradual decline in the price in the medium-to-long term is confirmed following the start-up of significant liquefaction capacity in the USA, Qatar and other countries and the growth of renewables that will keep the market in balance.

The Group's results, mainly in the Exploration & Production segment, are exposed to the volatility of oil prices and, to a lesser extent, natural gas. The reduction in hydrocarbon prices has negative effects on revenues, operating profit and cash flows at the consolidated level, leading to a decline in results in the year-on-year comparison. In Eni's current portfolio, exposure to price risk concerns approximately 40% of the Group's oil and gas production. This exposure, by strategic choice, is not the subject of management and/or economic coverage activities, except in particular business or market situations.

The remaining part of the Group's production is not directly exposed to price risk, as it is governed by the Production Sharing Agreement ("PSA") contractual scheme, which guarantees the recovery of a fixed amount of the costs incurred through the allocation of a corresponding number of barrels, thus exposing it to a risk related to the number of barrels.

The Group updates every year, on the basis of the evolution of the portfolio, the analysis of the variability of the main consolidated results (operating profit and operating cash flow) to movements in the price of crude oil: for 2026, Eni estimates that a change in the price of Brent oil of 1 $/bbl compared to the forecast price of 85 $/bbl, results in a change in operating cash flow before working capital at replacement cost of approximately €0.11 billion and operating profit of €0.16 billion; while a gas price movement of about 8% is needed to have effects similar to those of crude oil. These sensitivity analyses are considered valid for small price variations compared to the forecast. Oil & Gas is a business that requires significant financial resources for the exploration and development of hydrocarbon reserves. Historically, upstream investments have been financed through self-financing, proceeds from disposals and by resorting to new debt through the issuance of new bonds or using credit lines. The Group's operating cash flows and access to the capital market are subject to several variables, such as: (i) the amount of the Group's proved reserves; (ii) the volume of crude oil and natural gas that the Group is able to produce and sell from existing wells; (iii) the selling prices; (iv) the ability to discover and put into production new reserves; (v) the ability and willingness of banks and financial institutions and investors to grant credit/subscribe to the bonds issued by Eni to support the Group's development programs, given the strategic risk of the energy transition and the increasingly stringent constraints in the assessment of the ESG metrics of creditor companies applied by financial institutions. The profitability of upstream projects is exposed to the risks of rising input costs in relation to the current inflationary pressures due to the complex geopolitical scenario.

A decline in oil and gas prices for prolonged periods could have material negative effects on the Group's profitability, cash flows and industrial prospects, as a downturn scenario could limit the Group's ability to finance expansion projects, reducing its ability to grow in the future in terms of production and revenues and to meet contractual obligations. Should this occur, the Group may be forced to review investment decisions and the feasibility of development projects and investment plans and, as a result of such review, may reschedule, postpone, reduce or cancel projects. A structural decline in hydrocarbon prices could lead to a revision of the book values of oil and gas properties, resulting in significant asset write-downs, as well as negative de-bookings of hydrocarbon reserves, should they become uneconomic in this type of environment.

Although Eni adopts measures to control the profitability of projects to verify their sustainability even in the presence of depressed price scenarios, operating as a financial framework based on selectivity in investment decisions and the maintenance of an adequate level of capitalization and liquidity reserves, the occurrence of these risks could negatively affect business prospects, operating results, cash generation, Group liquidity and shareholders returns.

The refining and chemical businesses are exposed to the volatility of the economic cycle and structural weaknesses in the

46	ENI INTERIM CONSOLIDATED REPORT 2026

European industries.

In the first half of 2026, Eni's oil refining business recorded a positive result due to the significant recovery in the SERM margin due to the lower global supply of refined products relating to geopolitical factors (plant shutdowns in the Middle East and Russia) and the decision of the Chinese authorities to reduce product exports in favor of the domestic market. However, Eni's results did not reflect fully the indicator margin due to higher shipping costs and other de-optimizations.

Relating to the structural weaknesses of the European chemical business, the cost position of which is significantly less competitive than Chinese, US and Middle Eastern producers, Eni launched a restructuring plan of Eni's main petrochemical hubs to convert them to transition businesses. In the first half of 2026, Eni’s chemical business managed by Versalis contained operating losses.

Eni's operating environment is significantly affected by the policies to contrast the effects of climate change implemented by the governments of numerous States following the commitments announced under the Paris Agreement, reiterated and updated at subsequent COPs, as well as by the evolution of consumer preferences towards increasingly decarbonized products.

The transition of the economy towards a "carbon-neutral" model and the spread of more environmentally sustainable consumption models (such as electric vehicles, "plastic-free" products and greater energy efficiency) could lead to a structural decrease in hydrocarbon demand in the medium-to-long term. Uncertainties about demand trends and the feasibility/profitability of decarbonization technologies make long-term investment decisions riskier. In addition, Eni's activities in the Oil&Gas sector expose the Group to various regulatory, legal and reputational risks that could negatively affect the profitability and performance of Eni shares through an increase in costs and liabilities, restrictions and prohibitions of various kinds, reduced access to financial markets and a possible increase in the cost of capital for the Group.

Eni is committed to the execution of a portfolio repositioning strategy based on gradually reducing the weight of hydrocarbons to benefit the growth of renewable energy, biofuels, sustainable and environmentally friendly chemicals, as well as the development of emission capture/abatement technologies and lower carbon energy carriers.

Eni projected results of operations and cash flow for the FY 2026 are exposed to the risk of the global economy slowdown and uncertainties in connection with the complex geopolitical situation due to the persistence of Russia’s military invasion of Ukraine, the tense situation in the Middle East and the deteriorating commercial relationships between the United States, Europe and China that could trigger global economic shock.

The persistence of systemic risks and uncertainty and volatility in financial and energy markets can affect global manufacturing activity, the supply chain and consumer, business and investor confidence, resulting in delays or stoppage in spending and investment decisions. These conditions could lead to a reduction in demand for raw energy materials and a consequent reduction in prices, negatively affecting the Group's economic results, cash flows and the implementation of the Group's business plans.

The most important exposure of Eni to Russia is relating to the ongoing long-term contracts for the purchase of natural gas from Russian state-owned company Gazprom and its affiliates, with take-or-pay clauses. It is necessary to go back to 2022 to record volumes supplied from Russia which represented a material amount of our global portfolio of natural gas supplies at the time. From that year onwards, gas supplies from Russia have come a halt due to the unilateral decision from the Russian supplier to suspend deliveries to Eni, against the backdrop of a commercial dispute between the two parties. Eni is aiming at terminating the current supply contracts with Russian counterparties in the shortest possible timeframe. The process of replacing Russian-origin natural gas, including terminating existing contracts, may entail operational and financial risks which may be significant.

Eni is exposed to the risks of fluctuations in commodity prices, exchange rates of the euro with the main currencies, in particular the US dollar, and interest rates that could lead to a decrease in the book value of assets or an increase in liabilities or a negative impact on expected cash flows.

Eni is exposed to the risk of default of commercial and financial counterparties, which may not fulfil their contractual obligations to the Group.

For further information on market risk, please refer to the Notes to the consolidated financial statements of the Annual Report 2025 (note no. 28 Guarantees, Commitments and Risks).

Eni's upstream activity is mainly conducted in non-OECD countries characterized by different risks in the operating

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	47

environment and associated with the instability of the political, institutional, social and legal framework.

Such instability may cause unpredictable developments, such as internal conflicts, revolutions, the establishment of non-democratic regimes, social unrest, strikes, acts of vandalism of infrastructures and other forms of civil disorder and similar phenomena such as to temporarily or permanently compromise Eni's ability to operate in economic conditions and to secure access to hydrocarbon reserves. In addition, these countries are characterized by a certain degree of economic and financial weakness, due to their dependence on oil exports.

In the current scenario, the Eni Group is exposed to country risk in Libya, Venezuela and Egypt. As for Libya, one of the countries with the highest political risk in the recent past, despite the absence of a government of national unity and the persistence of internal conflicts intensified in recent months in the Tripoli area, the Country has maintained an overall internal stability in areas of activity that has allowed the normal conduct of mining activities in the first half of 2026, as well as the continuation of ongoing development projects.

Following the restored political relations with the United States and the lifting of bans on crude oil exports, Venezuela's operating environment is gradually improving. In the first half of 2026, Venezuelan crude oil production and exports recovered significantly. These recent developments make Eni's prospects of recovering overdue receivables from the state-owned company Petróleos de Venezuela SA ("PDVSA") deriving from gas sales from the Perla field operated by the local company Cardón IV, a 50:50 joint venture with another international oil company, less uncertain. Eni has obtained "general licenses" from the US authorities that allow investment activities in the country and the possibility of marketing the oil. During the period, Eni collected current supply invoices. However, at the moment Eni is not authorized to execute "debt swap" transactions. Industrial initiatives are being studied with PDVSA, such as the reactivation of some heavy oil fields owned by Eni, aimed at creating the conditions for the recovery of expired oil. Nominal credit exposure to PDVSA amounting to $2.7 billion are shown in the financial statements net of a provision for impairment losses of approximately 55%, which shows management's best estimate of the time value of the recovery plan.

The evolution of the economic, financial and political context of the countries in which the Group operates could affect Eni's operating and investment choices, which could also, ultimately, decide to downsize the Group's presence in certain areas, with consequent possible negative consequences on the Group's economic and financial position.

The technical and operational complexity of the Group's activities, their scale and geographical scope, as well as the nature of the products expose the Group to significant health, safety and environmental risks.

Eni's industrial activities in the sectors of hydrocarbon research, development and production, refining, petrochemical production and hydrocarbon transport are exposed to operational risks related to the complexity of industrial operations and the chemical-physical characteristics of raw materials and products (including flammability, toxicity, instability). Technical failures, malfunctions of equipment and plants, human error, acts of sabotage, containment leaks, well accidents, accidents to refineries and petrochemical plants, adverse weather phenomena can cause damage to people, the environment and property of even significant proportions such as in the case of explosions, fires, leaks of crude oil, gas and products (from wells, platforms, tankers, pipelines and depots), release of contaminants into soil, groundwater and the aquatic environment, harmful emissions and other similar adverse consequences. There are risks that such events could take on catastrophic proportions. In addition, the environmental footprint of Eni's activities is significant in terms of emissions considered climate-altering, water withdrawals and other matrices.

The activities in which Eni operates are subject to strict national and international regulations to protect the environment, biodiversity, water resources, the health and safety of people, public safety and property. The charges and costs associated with the necessary actions to be implemented to comply with the obligations provided for by the regulations governing industrial activities in the hydrocarbons field constitute a significant recurring cost item in the financial statements. Eni adopted integrated management systems, safety standards and operating practices of high quality and reliability to ensure compliance with environmental regulations and to protect the integrity of people, the environment, operations, property and the communities concerned. However, despite these measures and precautions, it is not possible to completely exclude the risk of accidents and other harmful events such as those described above or of incurring environmental liabilities that could have potentially material impacts on the Group's business, economic and financial results, development prospects and reputation, as well as returns for shareholders. Relating to historical contamination, with particular regard to Italy, Eni continues to be exposed to the risk of environmental liabilities and charges related to several sites that are currently inactive where it has conducted mineral-metallurgical and chemical activities in the past that were then closed, decommissioned or liquidated. In these sites, concentration levels of pollutants have emerged that are not in line with current environmental legislation. Eni's financial statements include the costs that it will have to incur in the future to carry out the remediation and

48	ENI INTERIM CONSOLIDATED REPORT 2026

restoration of contaminated areas due to its industrial activities where there is a legal or other obligation and for which it is possible to estimate the amount of the related costs in a reliable way (this also constitutes, in the implementation phases, a factor of uncertainty in relation to the complexity of the matter), regardless of the possible share of responsibility of other operators to whom Eni has taken over. It is possible that additional liabilities may be recognized in the future in relation to the results of ongoing environmental characterizations on sites of interest, based on current environmental legislation or future regulatory developments, the outcome of ongoing administrative or judicial proceedings, the emergence of new environmental liabilities and other risk factors.

Oil&Gas activities are subject to royalties and income taxes, which have a higher impact on pre-tax profit than other commercial activities.

Historically, the marginal tax rate in the Oil&Gas sector tends to rise in upwardly oil prices, making it more difficult for Eni to translate higher oil price into an increase in net profit. In addition, in these phases, extraordinary levies on the profits of oil companies are possible, such as windfall taxes, solidarity contributions and similar charges, with the intention of the tax administrations to spread the costs of the energy bill. Unfavorable changes in the tax rate applicable to the Group's pre-tax earnings in the Oil&Gas business would have a negative impact on future results of operations and cash flows.

Eni's competitive environment is characterized by volatile energy commodity prices and margins, limited product differentiation and complex relationships with the state-owned companies of the countries in which hydrocarbon reserves are located.

The company's competitiveness in this context requires continuous attention to technological innovation, cost efficiency and the effective management of capital resources.

Exploration, development and production of oil and natural gas require high levels of capital expenditures entailing long lead times for the return on invested capital and are subject to mining risk, price volatility, as well as significant operational risks depending on the nature of the operations. The Company may not be able to efficiently replace produced oil and gas reserves and the volumes of hydrocarbons that are recovered over the useful life of the fields may be lower than initial estimates due to uncertainty.

Mining risk is represented by the uncertainty of exploration activity that may fail due to the drilling of sterile wells or the discovery of quantities of hydrocarbons that are not economic or insufficient to justify the completion of exploration wells as producers. In development activities, mining risk is due to the possible underperformance of reservoirs and the recovery of hydrocarbon volumes lower than initial estimates due to the uncertainty and complexity of engineering assessments. Hydrocarbon reserve development projects are characterized by long implementation and pay-back times and high financial exposure in the construction/commissioning phase, which exposes them to the risk of economic returns below the cost of capital due to unplanned increases in investment/operating costs, possible delays in the start of production and volatility in hydrocarbon prices that could be lower than hired underlying the final investment decision (FID). In addition, numerous execution and operational risks can penalize the returns of these projects, such as unforeseen technical difficulties, failure to meet deadlines/budgets by critical infrastructure providers (FPSO vessels, platforms, upstream plants), effectiveness of global contractors, timely issuance of authorizations by State Authorities and delays in the commissioning phases, as well as the possible occurrence of operational incidents in particular in the field of offshore (such as explosions with uncontrolled release of oil or natural gas from accidented wells, so-called "blowouts", equipment malfunctions resulting in oil spills, gas spills, fires of wells, platforms or floating production units, marine collisions and other similar events).

Eni's future production levels depend on the company's ability to replace the reserves produced through successful exploration, the effectiveness and efficiency of development activities, the application of technological improvements able to maximize the recovery rates of the fields in production and the outcome of negotiations with the states holding the reserves. Failure to obtain adequate production replacement rates could adversely affect the Group's growth prospects, results, cash flow, liquidity and shareholder returns. The time-to-market of reserves is a critical factor for the profitability of the oil industry, given the technological and construction complexity of the projects, the financial exposure during the construction phase and the deferral of positive cash flows. Industry is exposed to the risks of bottlenecks in supply chains and logistics, reduced availability of yards of construction, as well as increases in the cost of inputs such as raw materials (steel, cement), skilled labor and other inputs, as has occurred in recent years in relation to inflationary pressure in all production sectors starting with raw materials. Inflationary pressure in the upstream supply chain are expected to emerge for 2026. Daily rates of rigs and other naval drilling and development equipment are expected to remain at high levels due to the financial discipline adopted by the industrial services sector in response to the contraction in investment by the oil sector during recent downturns and the maintenance of a selective approach to the capital budget. As a result, oil companies are

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	49

exposed to the risk of competing against a limited supply of drilling units and other equipment.

Risks associated with the generation of electricity from renewable sources

Projects for the development and construction of plants for the generation of electricity from renewable sources are exposed to the risks of authorizations and increased costs and delays in the supply chain, with negative repercussions on the expected profitability of investments. The return of projects in the field of renewables is influenced by factors such as (i) incentive policies for the generation of electricity from renewable sources, (ii) any malfunctions and interruptions in the operation of the transmission and generation plants of electricity from renewable sources, including in relation to extreme weather phenomena (so-called physical risk), (iii) technological evolution and (iv) climate change.

Risks associated with the GGP market

Eni's Global Gas & LNG Portfolio (GGP) operates in the wholesale gas market mainly in Europe and in the LNG market globally. The results of this business are influenced by the global and regional dynamics of natural gas supply and demand and the consequent competitive environment. The current market environment is characterized by substantial oversupply, driven by the significant increase in liquefaction capacity in the United States and subdued gas demand trend in Europe, due to sluggish economic growth. These factors influenced the weak reaction of spot gas prices at the main European hubs to the Strait of Hormuz crisis, which effectively halted exports from Qatar. Over the medium to long term, continued LNG inflows from new upstream/midstream projects are expected to contribute to the balance between global supply and demand.

The GGP sector is exposed to risks due to the significant presence in the procurement portfolio of long-term contracts with take-or-pay clauses. To ensure adequate gas availability in the medium to long term, to support sales programs, contributing to the security of supply of the European market in general and the Italian market in particular, Eni in the past has entered into long-term supply contracts and intends to enter into in the future with the main producing countries that supply the European system. These contracts which were intended to support Eni’s sales plan in Italy and in other European markets, provide take-or-pay clauses whereby the Company has an obligation to lift minimum, preset volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to a minimum contractual quantity. The contractual advance payment mechanism exposes the Company to significant financial risks in the event that, due to potential oversupply, market prices are not remunerative compared with the portion of minimum take not covered by sales contracts and risk management activities, thereby triggering the application of the clause. Similar considerations apply to long-term ship-or-pay contractual obligations which Eni has entered into to secure long-term transport capacity along the main European routes that convey gas from production areas to consumption markets. In this scenario, Eni's management is engaged in the renegotiation of long-term supply contracts and in portfolio optimization actions, as levers to manage take-or-pay/ship-or-pay risks. With regard to take-or-pay supply contracts with Russian state-owned companies (Gazprom and its affiliates) which are actually suspended but still current, Eni intends to end commercial agreements with Russian companies. As a consequence, the Group could be exposed to certain operating and financial risks.

The Group is a party to numerous judicial and arbitration proceedings, and pursuant to Legislative Decree 231/01, on corporate liability

In the ordinary course of the business, Eni is a party to legal proceedings, including civil or administrative cases, arbitration or crimes committed by its officers and employees, which can also trigger Company’s liability as per Italian Legislative Decree 231/01. These proceedings involve the consequent use of resources, costs and legal expenses. Eni has recognized in the financial statements the liabilities associated with the proceedings for which an unfavorable outcome is probable, and the associated liability can be reliably estimated. In the event that the provisions made relating to pending proceedings are insufficient to fully meet the charges, expenses, penalties and claims for damages and restitution formulated in the event of negative verdicts depending, for example, on new information and developments not foreseen at the time of the initial estimate of the provision, there could be negative effects on the business, on the Group's financial position and results of operations.

The Group is exposed to cybersecurity risk

It is an increasingly pervasive risk both due to the increasing digitalization of the Group's activities and to considerations regarding the operating environment:

• Eni is a particularly attractive target for cyber criminals due to the sector in which it operates and the current geopolitical context (e.g. Russia-Ukraine conflict);

• cyber-attacks, also implemented through the use of artificial intelligence, are constantly increasing (e.g. spear phishing, malware, deep fakes, etc.).

50	ENI INTERIM CONSOLIDATED REPORT 2026

The Group is exposed to the risk of violations of the relevant legislation on the management, processing and protection of personal data, with detrimental effects on the Group's activities and prospects, with particular reference to the end markets in which the Group sells gas, electricity and products to retail and business customers.

The Group is exposed to the risk of possible breaching national and international anti-corruption laws and regulations.

This risk is significant because Eni operates in several countries around the world and in complex activities such as the production of hydrocarbons characterized by constant relations with National oil companies, as well as commodity trading. Although the Group has adopted an internal control system, procedures and a code of ethics to prevent corruption crimes by its employees, which could impact Eni as foreseen by Legislative Decree 231/01 on corporate responsibility and international anti-corruption codes. It is not possible to completely exclude the risk of non-compliance with anti-corruption laws which could expose Eni and its employees to criminal and civil penalties and could be damaging Eni’s reputation, business prospects and results of operations.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	51

Outlook

Eni is raising guidance for business performance and cash flow generation, which translates into an increased buyback programme thus granting material upside participation for shareholders

Specifically, our updated segmental guidance is providing:

•	FY’26 underlying oil & gas production growth is now expected to be around 5%, compared with the previously announced 3–4% target range.

•	FY’26 GGP adjusted proforma EBIT guidance is raised to over €1.4 billion, representing an increase of 40% compared with the initial level.
•	Enilive and Plenitude: FY proforma adjusted EBITDA is revised upward, at current scenario, to €1.3 billion (from €1.1 billion) for Enilive and confirmed at €1.3 billion for Plenitude.
•	Year-end installed renewable capacity at 6.5 GW (Plenitude @100%); biorefinery capacity at 2.1 MTPA plus 1.5 MTPA under construction (net Enilive).

On the financial side, we are strengthening our cash flow guidance:

•	At a revised Brent scenario of 85 $/bbl and SERM refining margin at 14 $/bbl, with TTF gas price confirmed at 50 €/MWh (exchange rate EUR/USD of 1.16), adjusted CFFO is expected to amount to €15 billion, representing an underlying improvement of €0.7 billion vs Group’s sensitivities[1].
•	Gross capex confirmed at €7 billion; net capex is guided to less than €5 billion, down vs. previous guidance.
•	Proforma gearing at the lower end of the 10-15% guided range. Reported gearing expected to converge to that level by year end.

As a result of the Company’s improved outlook, we are raising cash distributions to shareholders:

•	The 2026 share repurchase plan is expanded to €3.4 billion, up 20% from last quarter already revised guidance of €2.8 billion, in line with the Group distribution policy of returning 60% of upside vs. the budgeted CFFO (€11.5 billion) to shareholders till a Brent price of 90 $/bbl. The new buyback amount represents more than double the initial guidance of €1.5 billion at the budgeted cash flow.
•	Considering the updated refining margin scenario at 14 $/bbl (vs 6 $/bbl of the budget), should such margin remain higher than 50% of the initial guidance (i.e. at least 9 $/bbl compared to budgeted 6 $/bbl) an extraordinary dividend is expected to be defined in October and paid in the fourth quarter, in line with the Group stated remuneration policy to return 100% of upside in CFFO due to a scenario with Brent above 90 $/bbl or with a 50% increase in gas prices or refining margins above budgeted levels, in accordance with the Group's sensitivities (€0.08 billion per each one-dollar change in the SERM margin).
•	Confirmed the planned 2026 dividend of €1.1 per share (up 5% vs. 2025).

Other information

Subsequent events

Subsequent business developments are described in Note 35 of the Condensed consolidated interim financial statements.

Transactions with related parties

See Note 32 of the Condensed consolidated interim financial statements.

Buy-back program

On February 18, 2026, was finalized the buy-back program authorized by the Shareholders' Meeting held on May 14, 2025 with the total purchase of 119 million of shares for a total amount of €1.8 billion.

Eni, following the authorization granted by the Shareholders' Meeting held on May 6, 2026, started a new share buyback program, to be executed through April 2027. The first tranche was concluded with the purchase of 5.1 million treasury shares (equal to 0.17 percent of the share capital) for a total consideration of €120 million. The second tranche concerns up to a maximum of 297.9 million of shares. Since the start of the program to July 24, 2026, 44 million shares have been purchased for a cash outlay of €960 million.

____________________________________

1 Group’s sensitivities are confirmed as follows: €0.11 billion and €0.08 billion per each one-dollar change in the Brent price and SERM margin respectively; €0.03 billion for each one-euro per MWh change in the spot price of European gas.

2	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	Financial statements	54
	Notes to the condensed consolidated interim financial statements	60
	Management’s certification	97
	Report of Independent Auditors	98

54	ENI INTERIM CONSOLIDATED REPORT 2026

Consolidated balance sheet

		June 30, 2026		December 31, 2025
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
ASSETS
Current assets
Cash and cash equivalents		8,365		8,100
Financial assets at fair value through profit or loss	(5)	6,723		6,991
Other current financial assets	(14)	5,034	2,813	3,710	2,357
Trade and other receivables	(6)	12,407	1,585	12,436	1,375
Inventories	(7)	6,407		5,143
Income tax receivables		820		539
Other current assets	(8) (20)	3,413	95	3,943	76
		43,169		40,862
Non-current assets
Property, plant and equipment	(9)	49,165		50,536
Right-of-use assets	(10)	4,948		5,184
Intangible assets	(11)	1,532		6,022
Inventory - Compulsory stock	(7)	1,655		1,187
Equity-accounted investments	(13)	17,743		13,155
Other investments	(13)	1,427		1,329
Other non-current financial assets	(14)	1,126	671	1,109	612
Deferred tax assets	(19)	6,084		6,716
Income tax receivables		125		125
Other non-current assets	(8) (20)	1,498	213	2,839	207
		85,303		88,202
Discontinued operations and assets held for sale	(21)	18,533	110	8,005
TOTAL ASSETS		147,005		137,069
LIABILITIES AND EQUITY
Current liabilities
Short-term debt	(16)	5,334	501	4,929	265
Current portion of long-term debt	(16)	2,388	34	3,434	128
Current portion of long-term lease liabilities	(10)	1,083	71	1,263	108
Trade and other payables	(15)	19,979	4,628	20,261	4,283
Income tax payables		420		343
Other current liabilities	(8) (20)	5,798	140	4,039	86
		35,002		34,269
Non-current liabilities
Long-term debt	(16)	23,827	66	20,139	52
Long-term lease liabilities	(10)	4,358	18	4,437	40
Provisions	(18)	13,887		14,580
Provisions for employee benefits		559		596
Deferred tax liabilities	(19)	4,222		4,805
Income tax payables		25		40
Other non-current liabilities	(8) (20)	1,493	6	3,390	462
		48,371		47,987
Liabilities directly associated with discontinued operations and assets
held for sale	(21)	6,702	384	2,026
TOTAL LIABILITIES		90,075		84,282
Share capital		4,005		4,005
Retained earnings		33,364		33,209
Cumulative currency translation differences		3,470		1,936
Other reserves and equity instruments		8,634		8,964
Treasury shares		(1,862)		(2,782)
Profit		4,390		2,608
Equity attributable to equity holders of Eni		52,001		47,940
Non-controlling interests		4,929		4,847
TOTAL EQUITY	(22)	56,930		52,787
TOTAL LIABILITIES AND EQUITY		147,005		137,069

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	55

Consolidated profit and loss account

		First half 2026		First half 2025
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
Sales from operations	(25)	42,056	1,645	35,752	1,005
Other income and revenues		673	218	649	102
REVENUES AND OTHER INCOME		42,729		36,401
Purchases, services and other	(26)	(33,929)	(10,072)	(30,054)	(6,868)
Net (impairments) reversals of trade and other receivables	(6)	(101)	(1)	(73)	(1)
Payroll and related costs	(26)	(1,582)	9	(1,554)	6
Other operating income (expense)	(20)	(321)	(168)	436	(183)
Depreciation and amortization	(9) (10) (11)	(3,321)		(3,478)
Net (impairments) reversals of tangible, intangible and
right-of-use assets	(9) (10) (11)	(1,474)		(641)
Write-off of tangible and intangible assets	(9) (11)	(119)		14
OPERATING PROFIT		1,882		1,051
Finance income	(27)	3,217	135	5,359	101
Finance expense	(27)	(3,707)	(35)	(5,729)	(26)
Net finance income (expense) from financial assets
at fair value through profit or loss	(27)	95		111
Derivative financial instruments	(20) (27)	9		(70)
FINANCE INCOME (EXPENSE)		(386)		(329)
Share of profit (loss) from equity-accounted investments		1,172		669
Other gain (loss) from investments		2,146	1	106	4
INCOME (EXPENSE) FROM INVESTMENTS	(13) (28)	3,318		775
PROFIT BEFORE INCOME TAXES		4,814		1,497
Income taxes	(29)	(2,117)		(2,056)
PROFIT (LOSS) - CONTINUING OPERATIONS		2,697		(559)
PROFIT (LOSS) - DISCONTINUED OPERATIONS	(21)	1,958	(1,083)	2,315	(871)
PROFIT		4,655		1,756

Attributable to Eni
- continuing operations		3,023		(406)
- discontinued operations		1,367		2,121
		4,390		1,715
Attributable to non-controlling interests	(22)
- continuing operations		(326)		(153)
- discontinued operations		591		194
		265		41
Earnings per share attributable to Eni shareholders
(€ per share)	(30)

- basic		1.45		0.52
- diluted		1.42		0.52

Earnings per share attributable to Eni shareholders - Continuing operations
(€ per share)	(30)
- basic		0.98		(0.17)
- diluted		0.97		(0.17)

56	ENI INTERIM CONSOLIDATED REPORT 2026

Consolidated statement of comprehensive income (loss)

(€ million)	First half 2026	First half 2025
Profit (loss)	4,655	1,756
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Share of other comprehensive income (loss)
on equity-accounted investments	1
Change of minority investments measured at fair value with effects to OCI	9	5
	10	5
Items that may be reclassified to profit or loss in later periods
Currency translation differences	1,600	(6,063)
Change in the fair value of cash flow hedging derivatives	(482)	732
Share of other comprehensive income (loss)
on equity-accounted investments	(56)	24
Tax effect	151	(212)
	1,213	(5,519)
Total other items of comprehensive income (loss)	1,223	(5,514)
Total comprehensive income	5,878	(3,758)

Attributable to Eni shareholders
- continuing operations	4,104	(5,600)
- discontinued operations	1,424	2,051
	5,528	(3,549)
Attributable to non-controlling interests
- continuing operations	(266)	(395)
- discontinued operations	616	186
	350	(209)

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	57

Consolidated statement of changes in equity

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2025	(22)	4,005	33,209	1,936	8,964	(2,782)	2,608	47,940	4,847	52,787
Profit for the first six months of 2026							4,390	4,390	265	4,655
Other items of comprehensive income (loss)
Share of “Other comprehensive income (loss)” on equity-accounted investments					1			1		1
Change of minority investments measured at fair value with effects to OCI					9			9		9
Items that are not reclassified to profit or loss in later periods					10			10		10
Currency translation differences				1,534				1,534	66	1,600
Change in the fair value of cash flow hedge derivatives net of tax effect					(348)			(348)	17	(331)
Share of “Other comprehensive income (loss)” on equity-accounted investments					(58)			(58)	2	(56)
Items that may be reclassified to profit or loss in later periods				1,534	(406)			1,128	85	1,213
Total comprehensive income (loss) of the period				1,534	(396)		4,390	5,528	350	5,878
Dividend distribution of Eni SpA			(1,558)					(1,558)		(1,558)
Dividend distribution of other companies									(153)	(153)
Allocation of 2025 profit			2,608				(2,608)
Cancellation of treasury shares					(1,800)	1,800
Purchase of treasury shares			(880)		880	(880)		(880)		(880)
Long-term share-based incentive plan			26					26		26
Issuing of perpetual subordinated bonds					1,000			1,000		1,000
Coupon payment on perpetual subordinated bonds			(184)					(184)		(184)
Change in non-controlling interests			115					115	(115)
Transactions with holders of equity instruments			127		80	920	(2,608)	(1,481)	(268)	(1,749)
Other changes			28		(14)			14		14
Other changes in equity			28		(14)			14		14
Balance at June 30, 2026	(22)	4,005	33,364	3,470	8,634	(1,862)	4,390	52,001	4,929	56,930

(continued)

58	ENI INTERIM CONSOLIDATED REPORT 2026

(continued) Consolidated statement of changes in equity

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2024		4,005	32,552	8,081	8,406	(2,883)	2,624	52,785	2,863	55,648
Profit for the first six months of 2025							1,715	1,715	41	1,756
Other items of comprehensive income (loss)
Change of minority investments measured at fair value with effects to OCI					4			4	1	5
Items that are not reclassified to profit or loss in later periods					4			4	1	5
Currency translation differences				(5,815)				(5,815)	(248)	(6,063)
Change in the fair value of cash flow hedge derivatives net of tax effect					521			521	(1)	520
Share of “Other comprehensive income (loss)” on equity-accounted investments					26			26	(2)	24
Items that may be reclassified to profit or loss in later periods				(5,815)	547			(5,268)	(251)	(5,519)
Total comprehensive income (loss) of the period				(5,815)	551		1,715	(3,549)	(209)	(3,758)
Dividend distribution of Eni SpA			(1,528)					(1,528)		(1,528)
Dividend distribution of other companies									(63)	(63)
Allocation of 2024 profit			2,624				(2,624)
Capital contribution by non-controlling interests									709	709
Change in non-controlling interest			2,703		6			2,709	360	3,069
Cancellation of treasury shares					(1,908)	1,908
Purchase of treasury shares			(660)		660	(660)		(660)		(660)
Long-term share-based incentive plan			17					17		17
Issuing of perpetual subordinated bonds					1,500			1,500		1,500
Repurchase of perpetual subordinated bonds					(1,251)			(1,251)		(1,251)
Coupon payment on perpetual subordinated bonds			(105)					(105)		(105)
Transactions with holders of equity instruments			3,051		(993)	1,248	(2,624)	682	1,006	1,688
Other changes			(173)		(7)			(180)	7	(173)
Other changes in equity			(173)		(7)			(180)	7	(173)
Balance at June 30, 2025		4,005	35,430	2,266	7,957	(1,635)	1,715	49,738	3,667	53,405
Profit for the second six months of 2025							893	893	109	1,002
Other items of comprehensive income (loss)
Remeasurements of defined benefit plans net of tax effect					(9)			(9)	2	(7)
Change of minority investments measured at fair value with effects to OCI					(36)			(36)	1	(35)
Items that are not reclassified to profit or loss in later periods					(45)			(45)	3	(42)
Currency translation differences				(329)				(329)	(18)	(347)
Change in the fair value of cash flow hedge derivatives net of tax effect					109			109	(22)	87
Share of “Other comprehensive income (loss)” on equity-accounted investments					47			47	(6)	41
Items that may be reclassified to profit or loss in later periods				(329)	156			(173)	(46)	(219)
Total comprehensive income (loss) of the period				(329)	111		893	675	66	741
Dividend distribution of Eni SpA			(1,553)					(1,553)		(1,553)
Dividend distribution of other companies									(212)	(212)
Change in non-controlling interests			714	(35)	(11)			668	1,335	2,003
Purchase of treasury shares			(1,221)		1,221	(1,221)		(1,221)		(1,221)
Long-term share-based incentive plan			18		(74)	74		18		18
Repurchase of perpetual subordinated bonds					(249)			(249)		(249)
Coupon payment on perpetual subordinated bonds			(205)					(205)		(205)
Transactions with holders of equity instruments			(2,247)	(35)	887	(1,147)		(2,542)	1,123	(1,419)
Other changes			26	34	9			69	(9)	60
Other changes in equity			26	34	9			69	(9)	60
Balance at December 31, 2025	(22)	4,005	33,209	1,936	8,964	(2,782)	2,608	47,940	4,847	52,787

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	59

Consolidated statement of cash flows

(€ million)	Note	First half 2026	First half 2025
Profit (loss) of the period - continuing operations		2,697	(559)
Profit (loss) of the period - discontinued operations		1,958	2,315
Profit (loss) of the period		4,655	1,756
Adjustments to reconcile profit (loss) to net cash provided by operating activities:
Depreciation and amortization	(9) (10) (11) (21)	3,398	3,696
Net impairments (reversals) of tangible, intangible and right-of-use assets	(9) (10) (11)	1,474	641
Write-off of tangible and intangible assets	(9) (11) (21)	120	(13)
Share of (profit) loss of equity-accounted investments	(13) (21)	(1,158)	(649)
Net gain on disposal of assets		(5)	(6)
Dividend income	(28)	(60)	(100)
Interest income		(223)	(202)
Interest expense		629	607
Income taxes	(21) (29)	2,354	2,079
Other changes	(28)	(2,077)	(125)
Cash flow from changes in working capital		(1,516)	192
- inventories		(1,729)	401
- trade receivables		(1,233)	2,655
- trade payables		1,794	(2,437)
- provisions		(423)	(439)
- other assets and liabilities		75	12
Change in the provisions for employee benefits		19	8
Dividends received		868	879
Interest received		87	117
Interest paid		(817)	(748)
Income taxes paid, net of tax receivables received		(2,051)	(2,230)
Net cash provided by operating activities		5,697	5,902
- of which with related parties	(32)	(8,123)	(4,972)
Cash flow from investing activities		(5,074)	(4,535)
- tangible assets	(9)	(4,478)	(3,707)
- intangible assets	(11)	(163)	(258)
- consolidated subsidiaries and businesses net of cash and cash equivalents acquired	(23)	(499)
- investments	(13)	(301)	(351)
- securities and financing receivables held for operating purposes		(33)	(35)
- change in payables in relation to investing activities		400	(184)
Cash flow from disposals		250	320
- tangible assets		12	66
- consolidated subsidiaries and businesses net of cash and cash equivalents disposed of	(23)	38
- investments		27	18
- securities and financing receivables held for operating purposes		43	16
- change in receivables in relation to disposals		130	220
Net change in securities and financing receivables held for non-operating purposes		(830)	(190)
Net cash used in investing activities		(5,654)	(4,405)
- of which with related parties	(32)	(1,367)	(1,255)
Increase in long-term financial debt	(16)	5,116	3,721
Repayments of long-term financial debt	(16)	(2,906)	(4,803)
Payments of lease liabilities	(10)	(669)	(675)
Increase (decrease) in short-term financial debt	(16)	250	(242)
Dividends paid to Eni’s shareholders		(1,552)	(1,524)
Dividends paid to non-controlling interests		(126)	(33)
Capital contribution (reimbursement) by non-controlling interests			709
Other contributions			9
Sale (purchase) of additional interests in consolidated subsidiaries			3,069
Purchase of treasury shares	(22)	(849)	(666)
Net issuance (repayment) of perpetual subordinated bonds	(22)	988	231
Coupon payment on perpetual subordinated bonds	(22)	(184)	(105)
Net cash used in financing activities		68	(309)
- of which with related parties	(32)	67	294
Effect of exchange rate changes and other changes on cash and cash equivalents		23	(204)
Net increase (decrease) in cash and cash equivalents		134	984
Cash and cash equivalents - beginning of the year		8,421	8,183
Cash and cash equivalents - end of the year (a)		8,555	9,167

(a) As of June 30, 2026, cash and cash equivalents included €190 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported under the line item “Discontinued operations and assets held for sale”.

60	ENI INTERIM CONSOLIDATED REPORT 2026

Notes on Consolidated Financial Statements

1 Basis of preparation

The Condensed Consolidated Interim Financial Statements as of June 30, 2026 (hereinafter Interim Financial Statements) have been prepared on a going concern basis in accordance with the requirements of IAS 34 “Interim Financial Reporting” (hereinafter IAS 34). The Interim Financial Statements have been prepared in accordance with the same principles of consolidation and accounting policies described in the last Consolidated Annual Financial Statements (see the related report for more information). Consistently with the requirements of IAS 34, the Interim Financial Statements include selected explanatory notes; conversely, the primary financial statements have been prepared in conformity to the requirements of IAS 1 “Presentation of Financial Statements” for a complete set of financial statements. Current income taxes have been calculated based on the estimated taxable profit for the interim period. Current income tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the taxation Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis. The results of discontinued operations are separately presented in a dedicated line item of the profit and loss account, net of the related tax effects; the results of the discontinued operations are also presented for comparative periods; further details are provided in note 21. The annexes outline the changes in the scope of consolidation that occurred during the reporting period. On July 28, 2026, Eni’s Board of Directors approved the Interim Financial Statements as of June 30, 2026. The Interim Financial Statements are subject to limited review, which is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards, carried out by the external auditor PricewaterhouseCoopers SpA. The Interim Financial Statements are presented in euros and all values are rounded to the nearest million euros (€ million), except where otherwise indicated.

2 Changes in accounting policies

The amendments to IFRSs effective from January 1, 2026, disclosed in the note “IFRSs not yet effective” of the last Consolidated Annual Financial Statements and adopted by Eni, did not have a material impact on the Consolidated Financial Statements.

3 Significant accounting estimates and judgements

The significant accounting estimates and judgements made by management are disclosed in the last Consolidated Annual Financial Statements. The assumptions underlying the impairment review of assets are disclosed in the notes to the Interim Financial Statements.

4 IFRSs not yet effective

Besides the IFRSs not yet effective already disclosed in the last Consolidated Annual Financial Statements, an update of the IFRSs adopted by the European Commission is provided below.

On May 27, 2026, the IASB issued IFRS 20 “Regulatory Assets and Regulatory Liabilities”, which replaces IFRS 14 and sets out the accounting of rate-regulated activities. IFRS 20 shall be applied for annual reporting periods beginning on or after January 1, 2029.

On June 26, 2026, the IASB issued the amendments to IAS 28 “Amendments to the Fair Value Option for Investments in Associates and Joint Ventures” aimed to clarify the circumstances in which the fair value option may be applied, instead of the equity method, to measure investments in associates and joint ventures. The amendments shall be applied for annual reporting periods beginning on or after January 1, 2027.

Eni is currently reviewing the IFRSs not yet effective in order to determine the likely impact on the Group’s financial statements.

In this regard, during the first half of 2026, the Group continued the mapping, started in 2025, of the issues potentially affected by the adoption of IFRS 18 “Presentation and Disclosure in Financial Statements” (hereinafter IFRS 18); in parallel, for the issues identified, the Group started further assessments aimed to evaluate the implications of adopting the new standard.

As regards the latter, based on the analyses performed to date, which will continue throughout the second half of 2026, the areas expected to be primarily affected are:

•	the presentation within the investment category of the profit and loss account of: (i) the effects arising from the application of the equity method and the dividends from investments in equity instruments; (ii) income and expenses related to cash

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	61

and cash equivalents, financial assets held for trading and other financial assets measured at fair value; (iii) interest income and impairment losses on financing receivables provided to investees;

•	the classification of foreign exchange differences within the same category of the profit and loss account as the income and expenses from the items that gave rise to the foreign exchange differences;

•	with reference to derivative financial instruments, the recognition of the economic effects of: (i) derivatives designated in hedge accounting, in the same category of the profit and loss account as the income/expenses arising from the hedged items; (ii) derivatives not designated in hedge accounting but used for risk management purposes, within the same category of the profit and loss account as the income/expenses affected by the risks the financial instrument is used to manage, unless such allocation involve undue cost or effort; in such case, the related economic effects are presented in the operating category; (iii) derivatives not used to manage identified risk, within the operating category, regardless of the nature of the underlying item;

•	the presentation, within the statement of cash flows, of interests received and dividends received from investees as part of net cash used in investing activities rather than net cash flows provided by operating activities; furthermore, interests paid will be presented as part of net cash used in financing activities and no longer as part of net cash provided by operating activities.

During the second half of 2026, the Group will continue its IFRS 18 implementation program, taking into account also the update of IT systems.

5 Financial assets at fair value through profit or loss

	June 30,	December 31,
(€ million)	2026	2025
Financial assets held for trading
Bonds issued by sovereign states	695	734
Other securities	5,970	6,168
	6,665	6,902
Other financial assets at fair value through profit or loss
Other securities	58	89
	6,723	6,991

The breakdown by issuing entity and credit rating of securities did not show significant changes compared to the Annual Report 2025.

The fair value hierarchy of financial assets held for trading is level 1 for €6,259 million and level 2 for €406 million. The fair value hierarchy of Other financial assets at fair value through profit or loss is level 2. During the first half of 2026 there were no significant transfers between the different hierarchy levels of fair value.

6 Trade and other receivables

	June 30,	December 31,
(€ million)	2026	2025
Trade receivables	9,044	8,986
Receivables from joint ventures in exploration and production activities	1,255	1,238
Receivables from divestments	74	209
Other receivables	2,034	2,003
Total trade and other receivables net of allowance for doubtful accounts	12,407	12,436

The €58 million increase in trade receivables was primarily driven by the Enilive business line (€732 million), the Global Gas & LNG Portfolio and Power segment (€515 million), and the Refining, Chemicals and Sites in transformation segment (€278 million). This increase was partially offset by the reclassification of €1,552 million of trade receivables to assets held for sale and discontinued operations. The rise in trade receivables within the Global Gas & LNG Portfolio and Power segment and the Enilive business line was mainly attributable to higher energy commodity prices, which increased the nominal value of outstanding receivables.

As part of its ordinary course of business, Eni entered into non-recourse sales of receivables during the first half of 2026, primarily involving trade receivables, with maturities extending beyond June 30, 2026, up by approximately €0.2 billion compared to December 31, 2025.

Receivables from other counterparties comprised: (i) the recoverable amount of €909 million (€881 million at December 31, 2025) of overdue trade receivables owed to Eni by the State-owned oil company of Venezuela, PDVSA, in respect of Eni’s equity

62	ENI INTERIM CONSOLIDATED REPORT 2026

share of gas supplied by Cardón IV SA, joint venture equally owned by Eni and Repsol. Those trade receivables were transferred by the joint venture to the two shareholders. The recoverable amount (nominal value of $2,301 million, equivalent to €2,019 million, with exclusion of accrued interest income) was estimated, consistent with the valuation approach adopted in the 2025 financial statements, by discounting the expected repayment cash flows at the cost of capital of the E&P segment, adjusted to reflect Venezuela’s specific country risk premium (adjusted WACC). In the first half 2026, US authorities granted Eni new general licenses to resume the marketing of Venezuelan crude oil, provided the activities are not aimed at debt-swap transactions. Pursuant to these authorizations, Eni negotiated with PDVSA the allocation of crude oil cargoes owned by the state-owned oil company to Cardón IV SA, for the settlement of revenue accrued during the financial year; (ii) prepayments for services of €409 million (€404 million at December 31, 2025).

Net (impairments) reversals of trade and other receivables are analyzed as follows:

(€ million)	First half 2026	First half 2025
New provisions	(154)	(110)
Net credit losses	(2)	(3)
Reversals	55	40
Net (impairments) reversals of trade and other receivables	(101)	(73)

New provisions related to the Exploration & Production segment for €126 million, for the supply of hydrocarbons and cash-calls receivable from partners in oil projects operated by Eni.

Reversals of unused provisions related to the Exploration & Production segment for €30 million.

Receivables with related parties are disclosed in note 32 – Transactions with related parties.

7 Current and non-current inventories

		Non-current
(€ million)	Current inventories	inventories
Gross carrying amount at December 31, 2025	5,799	1,300
Write down provisions at December 31, 2025	656	113
Net carrying amount at December 31, 2025	5,143	1,187
Changes of the period	1,253	468
Other changes	11
Net carrying amount at June 30, 2026	6,407	1,655
Gross carrying amount at June 30, 2026	7,083	1,822
Write down provisions at June 30, 2026	676	167

Non-current inventories related to Italian subsidiaries for €1,634 million (€1,165 million at December 31, 2025) are maintained for compliance purposes, in accordance with minimum stock requirements for oil and petroleum products set forth by applicable laws. The increase in the carrying amount was driven by higher crude oil and refined product prices.

8 Other assets and liabilities

	June 30, 2026				December 31, 2025
	Assets		Liabilities		Assets		Liabilities
		Non-		Non-		Non-		Non-
(€ million)	Current	current	Current	current	Current	current	Current	current
Fair value of derivative financial instruments	1,586	86	2,250	20	791	81	827	146
Contract liabilities			574	531			788	520
Other taxes	692	7	2,277	35	919	24	1,589	47
Other	1,135	1,405	697	907	2,233	2,734	835	2,677
	3,413	1,498	5,798	1,493	3,943	2,839	4,039	3,390

The fair value related to derivative financial instruments is disclosed in note 20 – Derivative financial instruments.

Other assets included: (i) a receivable of €525 million (€550 million at December 31, 2025) arising from an agreement with an with an Italian operator on the allocation of past and future environmental remediation costs incurred by Eni in connection with activities performed or currently underway at certain domestic sites previously managed jointly by the two partners; (ii) current underlifting positions of the Exploration & Production segment of €318 million (€199 million at December 31, 2025); (iii) non-current receivables for divesting activities for €171 million (€169 million at December 31, 2025); (iv) prepayments for gas volumes made in prior years as a result of take-or-pay obligations under the Company’s long-term supply contracts, of which Eni expects to recover €3 million within 12 months and €96 million thereafter (€2 million and €85 million, respectively, at

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	63

December 31, 2025). Receivables acquired in connection with tax credits, bonuses, energy efficiency measures and similar instruments, amounting of €2,020 million as of June 30, 2026, and relating to the Plenitude business line, were classified to discontinued operations (compared with €2,982 million as of December 31, 2025, when they were reported under other assets).

Contract liabilities included: (i) advances received from the companies operating Concessione Gorgoglione (CG Group) for the upgrade of the crude oil transportation infrastructure connecting Val d’Agri production area to the Taranto refinery for €524 million (€496 million at December 31, 2025); (ii) electronic prepaid fuel vouchers for €284 million (€346 million at December 31, 2025); (iii) advances and deposits received from customers for future gas supplies for €117 million (€227 million at December 31, 2025); (iv) advances received from Engie SA relating to a long-term agreement for supplying natural gas and power for €38 million (€44 million at December 31, 2025), of which current for €12 million (same amount at December 31, 2025).

Other liabilities included: (i) current overlifting imbalances of the Exploration & Production segment for €338 million (€267 million at December 31, 2025); (ii) a put option granted by Eni to Energy Infrastructure Partners (EIP), a minority shareholder of Plenitude, in connection with the subscription of a €588 million reserved capital increase in March 2024 and a €209 million reserved capital increase in March 2025. Under this arrangement, Eni has committed to repurchase EIP’s interest at a minimum value that allows the fund to repay the debt incurred to finance the transaction. The carrying amount of the put option reflects the present value of Eni’s maximum financial commitment of €546 million (€541 million at December 31, 2025). The option expires in 2027; (iii) liabilities of €57 million (same amount as of December 31, 2025) relating to gas volumes prepaid by customers but not yet withdrawn, following the activation of take-or-pay provisions under the relevant long-term supply contracts.

Non-current liabilities to factoring companies amounting to €556 million at June 30, 2026, relating to the Plenitude business line and arising from the assignment of tax credits accrued under the Ecobonus and Superbonus schemes, have been classified under liabilities directly associated with assets held for sale (€1,422 million as of December 31, 2025, previously reported under other non-current liabilities). Liabilities related to investing activities amounting to €55 million (€49 million as of December 31, 2025) relating to the Plenitude business line have been classified under discontinued operations.

Transactions with related parties are described in note 32 — Transactions with related parties.

9 Property, plant and equipment

Property, plant
(€ million)	and equipment
Gross carrying amount at December 31, 2025	169,192
Provisions for depreciation and impairments at December 31, 2025	118,656
Net carrying amount at December 31, 2025	50,536
Additions	4,478
Depreciation capitalized	154
Depreciation (*)	(2,857)
Reversals	305
Impairments	(1,763)
Write-offs	(117)
Currency translation differences	1,436
Initial recognition and changes in estimates	38
Reclassification to discontinued operations	(3,227)
Other changes	182
Net carrying amount at June 30, 2026	49,165
Gross carrying amount at June 30, 2026	171,962
Provisions for depreciation and impairments at June 30, 2026	122,797

(*) Before capitalization of depreciation charges.

Capital expenditures primarily related to the Exploration & Production segment for €3,770 million (€2,962 million in the first half of 2025).

Additional information about Eni’s impairments and reversals is disclosed in note 12 – Reversals (Impairments) of tangible and intangible assets and right-of-use assets.

Currency translation differences primarily related to subsidiaries whose functional currency is the U.S. dollar.

Reclassification as discontinued operation related to the Plenitude business line.

Other changes included: (i) the reclassification of €1,262 million, relating to the termination of the planned disposal of a 25%

64	ENI INTERIM CONSOLIDATED REPORT 2026

interest in the Congo LNG project, from assets held for sale to continuing assets. Therefore, the asset was restated at its original carrying amount as of the reclassification date, adjusted for the depreciation that would have been recognized had the asset not been classified as held for sale. The company recognized a reversal of previously recorded impairment losses of €290 million; (ii) investments in property, plant, and equipment under supplier financing arrangements, resulting in the classification of the related liability as financial debt amounting to €561 million; (iii) the reclassification of oil & gas assets for €1,585 million to assets held for sale.

Property, plant and equipment included capitalized costs related to wells, plant and machinery, pending exploration and appraisal activities and tangible assets in progress of the Exploration & Production segment as follows:

		Exploration	Tangible
	Wells, plant and	assets and	assets in
(€ million)	machinery	appraisal	progress	Total
Carrying amount at December 31, 2025	33,554	1,549	5,946	41,049
Additions		262	3,493	3,755
Depreciation capitalized		24	130	154
Depreciation (*)	(2,639)			(2,639)
Net (impairments) reversals	(917)		(285)	(1,202)
Write-offs		(80)	(37)	(117)
Currency translation differences	1,072	50	266	1,388
Initial recognition and changes in estimates	13	(4)	27	36
Transfers	2,516	(48)	(2,468)
Other changes	650	(8)	(642)
Carrying amount at June 30, 2026	34,249	1,745	6,430	42,424

(*) Before capitalization of depreciation charges.

Transfers from E&P tangible assets in progress to E&P UOP wells, plant and machinery related for €2,243 million to commissioning of wells, plants and machinery primarily in Congo, Mexico, Egypt, Kazakhstan, Italy, Libya, United Arab Emirates and Iraq.

Write-offs of €80 million were recorded as part of exploration and appraisal activities and related to suspended costs of ongoing or completed exploration wells which results were determined to be unsuccessful during the period, concerning initiatives in Oman and Libya.

Write-offs of assets under construction, amounting to €37 million, related in particular to initiatives in Italy and Indonesia.

Unproved mineral interests, comprised in assets in progress, included the purchase price allocated to unproved reserves following business combinations or the cost incurred when acquiring mineral interests and were as follows:

(€ milioni)	Congo	Nigeria	USA	Algeria	Egypt	United Arab Emirates	Indonesia	Netherlands	Tunisia	Australia	Total
Carrying amount at December 31, 2025	9	874	33	130	2	232	35	24	7	22	1,368
Net (impairments) reversals	5		(33)							(23)	(51)
Reclassification to Proved Mineral Interest				(1)							(1)
Currency differences and other changes	1	23		4		7				1	36
Carrying amount at June 30, 2026	15	897		133	2	239	35	24	7		1,352

Unproved mineral interests comprised mineral rights relating to the Oil Prospecting License 245 property (“OPL 245”), in the pre-development phase offshore Nigeria. The net book value of OPL 245 amounting to €1,180 million includes €861 million corresponding to the equivalent euro amount of the price paid in 2011 to the Nigerian Government to acquire a 50% interest in the license (unproved mineral interest) as well as subsequent capitalized exploration and pre-development costs. Having closed all complex legal proceedings relating to alleged international corruption cases in connection with the award of the license in a positive manner for Eni, in March 2026 a final agreement was signed with the Nigerian Federal Government and the Company whereby the parties waived all respective claims regarding past events and defined the economic terms for the exploitation of the reserves of the license that was converted into a development title.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	65

10 Right-of-use assets and lease liabilities

	Right-of-use	Lease
(€ million)	assets	liabilities
Gross carrying amount at December 31, 2025	9,892
Provisions for amortization and impairment at December 31, 2025	4,708
Net carrying amount at December 31, 2025	5,184	5,700
Additions	657	657
Decreases		(669)
Depreciation (*)	(570)
Net (impairments) reversals	(14)
Currency translation differences	86	94
Reclassification to discontinued operations	(223)	(226)
Other changes	(172)	(115)
Net carrying amount at June 30, 2026	4,948	5,441
Gross carrying amount at June 30, 2026	10,094
Provisions for depreciation and impairment at June 30, 2026	5,146

(*) Before capitalization of depreciation charges of tangible and intangible assets.

Lease liabilities related for €601 million (€761 million at December 31, 2025) to the portion of liabilities attributable to joint operators in projects operated by Eni which will be recovered through the mechanism of the cash calls.

Current portion of long-term lease liabilities amounted to €1,083 million (€1,263 million at December 31, 2025).

Reclassification of right-of use assets and lease liabilities as discontinued operation related to the Plenitude business line.

Other changes in right-of-use assets and lease liabilities were mainly attributable to early termination or renegotiation of lease contracts.

Liabilities for leased assets with related parties are described in note 32 — Transactions with related parties.

11 Intangible assets

	Intangible		Intangible
	assets with		assets with
	finite useful		undefinite
(€ million)	lives	Goodwill	useful lives	Total
Gross carrying amount at December 31, 2025	8,319
Provisions for amortization and impairment at December 31, 2025	5,487
Net carrying amount at December 31, 2025	2,832	3,164	26	6,022
Additions	163			163
Amortization capitalized	6			6
Amortization (*)	(54)			(54)
Impairments	(2)			(2)
Write-offs	(2)			(2)
Currency translation differences	14			14
Changes in the scope of consolidation	200	363		563
Reclassification to discontinued operations	(1,857)	(3,280)		(5,137)
Other changes	(41)			(41)
Net carrying amount at June 30, 2026	1,259	247	26	1,532
Gross carrying amount at June 30, 2026	4,983
Provisions for amortization and impairment at June 30, 2026	3,724

(*) Before capitalization of depreciation charges.

Additions of €163 million (€258 million in the first half of 2025) included €103 million (€119 million in the first half of 2025) relating to the capitalization of customer acquisition costs in the Plenitude business line.

The change in the scope of consolidation related to the Plenitude business line, specifically the acquisition of Acea Energia SpA for €515 million.

Reclassification as discontinued operation related to the Plenitude business line.

66	ENI INTERIM CONSOLIDATED REPORT 2026

The carrying amount of intangible assets with finite useful lives included exploration licenses and leasehold acquisition costs as follows:

	June 30,	December 31,
(€ million)	2026	2025
Proved license and leasehold property acquisition costs	63	61
Unproved license and leasehold property acquisition costs	396	385
	459	446

The carrying amount of goodwill is stated net of cumulative impairment charges amounting to €2,647 million.

No impairment losses were recognized on goodwill during the first half of 2026.

12	Reversals (Impairments) of tangible and intangible assets and right-of-use assets.

The energy commodity price/margin scenario adopted for the preparation of the 2026 Eni’s consolidated Interim Report confirmed the assumptions utilized to test the recoverability of the carrying amounts of Eni's fixed assets adopted in the 2025 Annual Report.

In response to short-term volatility in crude oil prices, driven by heightened geopolitical risks associated with the ongoing crisis in the Middle East, management raised its price forecasts for the 2026–2027 period, while retaining the long-term price assumptions.

The Group's cost of capital, increased by the specific risk of each country in which Eni operates, used as the discount rate of future cash flows in the impairment test, did not undergo significant changes with the base rate before each country step-up confirmed at 6%.

The Group identified indicators of impairment for certain mature cash-generating units as the management is re-directing risk capital to new opportunities in the portfolio and away from the recoverability of the residual mineral potential of certain, mature long-life fields based on the Group financial framework of project selection and discipline in allocating funds. Those fields nearing depletion and lacking ongoing commitments involving signed third-party contracts underwent a review to align their recoverability with the fundamentals of Eni’s upstream model and future cash flows associated with the development of probable reserves were excluded from value-in-use estimates. This adjustment, in conjunction with the revised estimates of production profiles at other fields, resulted in impairment charges totaling about €1.47 billion for assets in Italy, Australia, USA, Egypt and Congo.

Approximately €194 million impairment charges concerned capitalizations of safety/stay-in-business expenditures at refineries and petrochemical complexes with negative cash flows.

The criteria adopted to identify the Group’s Cash Generating Units (CGU) and to perform the impairment review of the recoverability of carrying amounts of fixed assets remain unchanged from the 2025 Annual Report to which reference is made (note 15 - Reversals (Impairments) of tangible and intangible assets and right-of-use assets. Sensitivity of outcomes to decarbonization scenarios).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	67

13 Investments

Equity-accounted investments

Equity-accounted
(€ million)	investments
Carrying amount at December 31, 2025	13,155
Additions and subscriptions	199
Divestments and reimbursements	(27)
Equity valuation – effect on profit and loss	1,175
Deduction for dividends	(824)
Currency translation differences	446
Changes in the scope of consolidation	125
Reclassification to discontinued operations	(1,184)
Other changes	4,678
Carrying amount at June 30, 2026	17,743

Acquisitions and subscriptions related to: (i) the acquisition of SENI SpA (Eni’s interest 30%) for €55 million; (ii) the capital increase of Qatar Energy LNG NFE (5) (Eni’s interest 25%), which holds a 12.5% stake in the North Field East (NFE) project, for €32 million, securing for Eni a 3.125% interest in Qatar’s LNG development megaproject; (iii) the capital increase of Mangistau Power BV (Eni’s interest 51%) for €21 million.

Divestments and reimbursements related the repayment of capital of €26 million from E&E Algeria Touat BV.

Equity valuation – effect on profit and loss essentially referred to: (i) Vår Energi ASA for €617 million; (ii) Azule Energy Holdings Ltd for €212 million; (iii) Searah Ltd for €73 million; (iv) ADNOC Global Trading Ltd for €63 million; (v) Mozambique Rovuma Venture for €57 million; (vi) Ithaca Energy Plc for €51 million.

Reduction for dividends related to: (i) Vår Energi ASA for €324 million; (ii) Azule Energy Holdings Ltd for €171 million; (iii) Cardón IV SA for €160 million; (iv) Saipem SpA for €72 million; (v) Ithaca Energy Plc for €62 million.

Change in the scope of consolidation related, for €103 million, to the recognition of the investment in Blue Stream Pipeline Co BV, which, following the expiry of the transportation contract, changed its classification from joint operation to joint venture.

The reclassification as a discontinued operation related to the Plenitude business line.

Other changes related to the recognition of the new joint venture Searah Ltd, amounting to €4,850 million.

As of June 30, 2026, the carrying amounts and corresponding market values of Eni’s interests in the listed companies Saipem SpA, Vår Energi ASA and Ithaca Energy Plc, accounted for using the equity method, were as follows:

		Saipem SpA	Vår Energi ASA	Ithaca Energy Plc

Number of ordinary shares held		422,920,192	1,573,713,749	594,048,748
% of the investment		21.80	63.04	35.92
Share price	(€)	4.409	3.644	2.519
Market value	(€ million)	1,865	5,734	1,496
Book value	(€ million)	512	253	464
Market value vs Book value	(€ million)	1,353	5,481	1,032

As of June 30, 2026, the book value of the investments included: (i) Searah Ltd for €4,987 million; (ii) Azule Energy Holdings Ltd for €4,819 million; (iii) Abu Dhabi Oil Refining Company (TAKREER) for €2,032 million; (iv) St. Bernard Renewables Llc for €728 million; (v) QatarEnergy LNG NFE (5) for €713 million; (vi) E&E Algeria Touat BV for €688 million; (vii) Saipem SpA for €512 million; (viii) Ithaca Energy Plc for €464 million; (ix) Mozambique Rovuma Venture SpA for €436 million; (x) SeaCorridor Srl for €414 million; (xi) ADNOC Global Trading Ltd for €263 million; (xii) Vår Energi ASA for €253 million; (xiii) Cardón IV SA for €252 million; (xiv) Coral FLNG SA for €186 million; (xv) Eni CCUS Holding Ltd for €139 million; (xvi) Blue Stream Pipeline Co BV for €107 million.

68	ENI INTERIM CONSOLIDATED REPORT 2026

Other investments

Other
(€ million)	investments
Carrying amount at December 31, 2025	1,329
Additions and subscriptions	102
Change in the fair value with effect to OCI	9
Currency translation differences	30
Reclassification to discontinued operations	(36)
Other changes	(7)
Carrying amount at June 30, 2026	1,427

Other investments consist of minority interests in entities functional to the business. For the evaluation methodology applied, see Annual Report 2025.

Additions and subscriptions included the purchase for €60 million of a minority stake in Nouveau Monde Graphite Inc, a Canadian company, listed on the Toronto Stock Exchange and the New York Stock Exchange, engaging in the mining of natural graphite and in the advanced battery materials sector.

The investment book value as of June 30, 2026, included: (i) Nigeria LNG Ltd for €626 million; (ii) Saudi European Petrochemical Co “IBN ZAHR” for €120 million; (iii) Darwin LNG Pty Ltd for €87 million.

Dividends declared by other minority interests are disclosed in note 28 – Income (expense) from investments.

14 Other financial assets

	June 30, 2026		December 31, 2025
(€ million)	Current	Non-current	Current	Non-current
Long-term financing receivables held for operating purposes		933	1	910
		933	1	910
Long-term financing receivables	3,849	129	3,067	136
Short-term financing receivables	1,185		642
	5,034	129	3,709	136
	5,034	1,062	3,710	1,046
Securities held for operating purposes		64		63
Total net of impairment provisions	5,034	1,126	3,710	1,109

Financing receivables are stated net of the valuation allowance for doubtful accounts of €393 million (€377 million at December 31, 2025).

Financing receivables held for operating purposes mainly related to funding provided to associates and joint agreements to support the execution of industrial projects of interest to Eni in the Exploration & Production segment (€762 million). These receivables are the expression of long-term interest in the underlying industrial initiatives. The largest exposure was towards Coral FLNG SA (Eni’s interest 25%) for €408 million (€417 million at December 31, 2025), which built a floating gas liquefaction plant in the Area 4 concession in Mozambique.

Fair value of non-current financing receivables held for operating purposes of €933 million has been estimated based on the present value of expected future cash flows discounted at rates ranging from 2.1% to 5.1% (1.9% and 4.8% at December 31, 2025).

Financing receivables related to: (i) the joint venture Mozambique Rovuma Venture SpA (Eni’s interest 35.71%) for €2,779 million (€2,318 million at December 31, 2025) engaged in the production of natural gas reserves at the Coral South field and in the development of natural gas reserves of the Coral North field in the exclusivity area. This financing receivable differs from those held for operating purposes by virtue of the venture's operational and financial autonomy, resulting in Eni being exposed solely to counterparty credit risk; (ii) €1,028 million (€710 million at December 31, 2025) of receivables from co-ventures arising from the reallocation of working interest in ongoing development projects in Area 4 offshore Mozambique; (iii) for €1,060 million (€495 million as of December 31, 2025) to restricted deposits held in escrow as collateral for transactions involving derivative contracts entered into by the trading companies Eni Global Energy Markets SpA and Eni Trade & Biofuels SpA.

Fair value of securities derived from quoted market prices and amounted to €63 million.

Receivables with related parties are described in note 32 – Transactions with related parties.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	69

15 Trade and other payables

	June 30,	December 31,
(€ million)	2026	2025
Trade payables	14,863	13,901
Down payments and advances from joint ventures in exploration & production activities	580	714
Payables for purchase of non-current assets	1,617	1,666
Payables due to partners in exploration & production activities	1,336	1,114
Other payables	1,583	2,866
	19,979	20,261

The increase in trade payables of €962 million related to the Global Gas & LNG Portfolio business line for €863 million and to the Exploration & Production segment for €795 million, primarily in the trading business line in relation to the increase in oil prices, which increased the nominal value of the payables. The increase was partially offset by a reclassification to assets held for sale and discontinued operations amounting to €1,100 million.

Trade payables include liabilities for letters of credit with payment terms aligned to trade terms and with fixed fees.

Other payables included: (i) payroll payables for €237 million (€260 million at December 31, 2025); (ii) payables for social security contributions for €113 million (€124 million at December 31, 2025). Payables to factoring companies in relation to the derecognition of Eni’s tax credits deriving from incentives and energy saving, amounting to €1,159 million and relating to the Plenitude business line were classified as discontinued operation (€1,322 million at December 31, 2025, classified under other payables).

Trade and other payables due to related parties are described in note 32 – Transactions with related parties.

16 Finance debt

	June 30, 2026				December 31, 2025

		Current				Current
		portion of				portion of
	Short-term	long-term	Long-term		Short-term	long-term	Long-term
(€ million)	debt	debt	debt	Total	debt	debt	debt	Total
Banks	3,863	100	1,770	5,733	3,394	330	1,268	4,992
Ordinary bonds		1,680	21,090	22,770		2,320	17,855	20,175
Sustainability-linked convertible bonds		23	945	968		9	939	948
Other financial institutions	1,471	585	22	2,078	1,535	775	77	2,387
	5,334	2,388	23,827	31,549	4,929	3,434	20,139	28,502

Finance debt increased by €3,047 million as disclosed in the table “Changes in liabilities arising from financing activities” at the end of this paragraph.

As of December 31, 2025, financial debt to banks included €200 million of sustainability-linked financing agreements entered into with leading banking institutions, the cost of which was indexed to achievement of Company’s sustainability targets.

Other financial institutions included Supplier Finance Arrangements (SFAs) for €1,269 million (€1,585 million at December 31, 2025).

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the retention of a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees could be required to be agreed upon with the European Investment Bank. As of June 30, 2026, debts subjected to restrictive covenants amounted to €1,457 million (€981 million at December 31, 2025). As of June 30, 2026, Eni met all the agreed conditions.

70	ENI INTERIM CONSOLIDATED REPORT 2026

The following table provides a breakdown of ordinary bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2026:

		Discount
		on bond
		issue and
		accrued
(€ million)	Amount	expense	Total	Currency	Maturity	Rate (%)
Issuing entity
Euro Medium Term Notes
Eni SpA	1,250	(2)	1,248	EUR	2033	4.250
Eni SpA	1,250	(14)	1,236	EUR	2035	4.000
Eni SpA	1,000	20	1,020	EUR	2029	3.625
Eni SpA	1,000	1	1,001	EUR	2030	0.625
Eni SpA	1,000	1	1,001	EUR	2031	2.000
Eni SpA	1,000	8	1,008	EUR	2034	3.875
Eni SpA	800		800	EUR	2028	1.625
Eni SpA	750	5	755	EUR	2027	1.500
Eni SpA	750	2	752	EUR	2034	1.000
Eni SpA	750	(4)	746	EUR	2031	3.500
Eni SpA	658	8	666	EUR	2027	variable
Eni SpA	600	4	604	EUR	2028	1.125
Eni SpA	100	1	101	EUR	2028	5.441
Eni SpA	75	2	77	EUR	2043	3.875
Eni SpA	70		70	USD	2032	4.000
Eni SpA	50	1	51	EUR	2031	4.800
Eni SpA - Sustainability-linked	1,000	(1)	999	EUR	2028	0.625
Eni SpA - Sustainability-linked	750	3	753	EUR	2027	4.125
	12,853	35	12,888
Other bonds
Eni SpA	1,317	2	1,319	USD	2036	5.250
Eni SpA	1,317	(30)	1,287	USD	2056	6.000
Eni SpA	1,097	(21)	1,076	USD	2054	5.950
Eni SpA	878	9	887	USD	2028	4.750
Eni SpA	878	3	881	USD	2029	4.250
Eni SpA	878		878	USD	2034	5.500
Eni SpA	878	(8)	870	USD	2035	5.750
Eni USA Inc	351	3	354	USD	2027	7.300
Eni SpA	307	1	308	USD	2040	5.700
Eni SpA - Sustainability-linked - Retail	2,000	22	2,022	EUR	2028	4.300
	9,901	(19)	9,882
	22,754	16	22,770

During the first half of 2026, Eni issued new ordinary bonds in euro with a nominal value of €4,634 million.

As of June 30, 2026, ordinary bonds maturing within 18 months amounted to €2,509 million of nominal value.

Information relating to the convertible senior unsecured sustainability-linked bonds issued is as follows:

		Discount
		on bond
		issue and
		accrued				Rate
(€ million)	Amount	expense	Total	Currency	Maturity	(%)
Issuing entity
Eni SpA - Convertible senior unsecured sustainability-linked bonds	1,000	47	1,047	EUR	2030	2.950
of which financial liabilities	920	48	968
of which equity	80	(1)	79

As of June 30, 2026, Eni SpA had outstanding sustainability-linked bonds for an aggregate nominal amount of €3,750 million, as well as convertible senior unsecured sustainability-linked bonds of €1,000 million. These bonds provide that if the Company fails to reach the relevant agreed sustainability targets, a step-up adjustment to the interest rates will apply.

During the first half of the year, a step-up event occurred in connection with the target relating to Eni’s share of installed

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	71

capacity in the renewable energy generation activity, as defined in the contractual documentation of the respective bond issuance. This circumstance triggered an increase in the interest rate applicable to coupons already accrued and/or those that will accrue in the future, in accordance with the terms of each instrument, with either recurring or one-off effects. The increase in finance charges associated with this contractual trigger is immaterial.

As of June 30, 2026, Eni retained committed borrowing facilities of €9,011 million (€9,012 million as of December 31, 2025), of which €9,000 million undrawn (same amount as of December 31, 2025). Those facilities bore interest rates reflecting prevailing conditions in the marketplace.

Fair value of long-term debt, including the current portion of long-term debt, is described below:

	June 30,	December 31,
(€ million)	2026	2025
Ordinary bonds and sustainability-linked bonds	22,751	20,119
Convertible sustainability-linked bonds	1,270	1,071
Banks	1,819	1,608
Other financial institutions	607	852
	26,447	23,650

Fair value of finance debts was calculated by discounting the expected future cash flows at discount rates ranging from 2.1% to 5.1% (1.9% and 4.8% at December 31, 2025).

Because of the short-term maturity and conditions of remuneration of short-term debt, the fair value approximated the carrying amount.

Changes in liabilities arising from financing activities

	Long-term debt		Long-term and
	and current		current portion of
	portion of long-		long-term lease
(€ million)	term debt	Short-term debt	liabilities	Total
Carrying amount at December 31, 2025	23,573	4,929	5,700	34,202
Cash flows	2,210	250	(669)	1,791
Currency translation differences	187	(181)	96	102
Changes in the scope of consolidation	3	106	(3)	106
Reclassification to discontinued operatins	(39)	(149)	(226)	(414)
Other non-monetary changes	281	379	543	1,203
Carrying amount at June 30, 2026	26,215	5,334	5,441	36,990

Other non-monetary changes included increases in lease liabilities for €657 million and €600 million arising from supplier financing arrangements classified as financial debt.

Lease liabilities are described in note 10 – Right-of-use assets and lease liabilities.

Reclassification as discontinued operation related to the Plenitude business line.

Transactions with related parties are described in note 32 – Transactions with related parties.

17 Information on net borrowings

	June 30,	December 31,
(€ million)	2026	2025
A. Cash	2,495	2,796
B. Cash equivalents	5,870	5,304
C. Other current financial assets	11,757	10,700
D. Liquidity (A+B+C)	20,122	18,800
E. Current financial debt	7,037	7,258
F. Current portion of non-current financial debt	1,768	2,368
G. Current financial indebtedness (E+F)	8,805	9,626
H. Net current financial indebtedness (G-D)	(11,317)	(9,174)
I. Non-current financial debt	6,150	5,782
J. Debt instruments	22,008	18,756
K. Non-current trade and other payables
L. Non-current financial indebtedness (I+J+K)	28,158	24,538
M. Total financial indebtedness (H+L)	16,841	15,364

72	ENI INTERIM CONSOLIDATED REPORT 2026

Net borrowings did not include €129 million of non-current receivables (€136 million at December 31, 2025).

Cash and cash equivalents include €2 million (€1 million at December 31, 2025) of restricted cash subjected to foreclosure measures by third parties and payment guarantees.

Other current financial assets include: (i) financial assets at fair value through profit or loss, disclosed in note 5 – Financial assets at fair value through profit or loss; (ii) financial receivables, disclosed in note 14 – Other financial assets.

Current and non-current financial debts are disclosed in note 16 – Finance debts.

Financial payables included €27 million (€38 million at December 31, 2025) of fair value hedge derivative contracts entered into to hedge fixed rate bonds.

Current portion of non-current financial debt and non-current financial debt included lease liabilities of €1,083 million and €4,358 million (€1,263 million and €4,437 million at December 31, 2025, respectively). More information about lease liabilities is disclosed in note 10 – Right-of-use assets and lease liabilities.

18 Provisions

(€ million)	Provisions
Carrying amount at December 31, 2025	14,580
New or increased provisions	493
Initial recognition and changes in estimates of provisions for site restoration, abandonment and social projects	38
Accretion discount	142
Reversal of utilized provisions	(754)
Reversal of unutilized provisions	(293)
Currency translation differences	164
Changes in the scope of consolidation	(96)
Reclassification to discontinued operations	(270)
Other changes	(117)
Carrying amount at June 30, 2026	13,887

Provisions recognized in the first half of 2026 primarily related to environmental costs, site decommissioning and restoration projects and costs for insurance claims.

Reversals of utilized provisions related to the progress in spending the accrued amounts in environmental and remediation projects and in site decommissioning and restoration projects.

Reversals of unutilized provisions mainly related to accrued amounts for site abandonment and restoration projects and renegotiation of commercial contracts as part of the ordinary course of the business.

The reclassification of provisions as a discontinued operation related to the Plenitude business line.

19 Deferred tax assets and liabilities

	June 30,	December 31,
(€ million)	2026	2025
Deferred tax liabilities before offsetting	6,281	6,937
Deferred tax assets available for offset	(2,059)	(2,132)
Deferred tax liabilities	4,222	4,805
Deferred tax assets before offsetting (net of accumulated write-down provisions)	8,143	8,848
Deferred tax liabilities available for offset	(2,059)	(2,132)
Deferred tax assets	6,084	6,716

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	73

The following table summarizes the changes in deferred tax liabilities and assets:

				Deferred tax
				assets before
	Deferred tax	Deferred tax	Accumulated	offsetting net
	liabilities	assets before	write-downs of	of accumulated
	before	offsetting,	deferred tax	write-down
(€ million)	offsetting	gross	assets	provisions
Carrying amount at December 31, 2025	6,937	(13,003)	4,155	(8,848)
Changes to profit and loss account	(287)	459	113	572
Changes with effect recognised within equity	28	(235)		(235)
Changes in the scope of consolidation	(536)	307	(49)	258
Currency translation differences	191	(175)	60	(115)
Reclassification to discontinued operations	(270)	328	(34)	294
Other changes	218	(194)	125	(69)
Carrying amount at June 30, 2026	6,281	(12,513)	4,370	(8,143)

Taxes are also described in note 29 – Income taxes.

20 Derivative financial instruments

	June 30, 2026			December 31, 2025

	Fair value	Fair value	Level of Fair	Fair value	Fair value	Level of Fair
(€ million)	asset	liability	value	asset	liability	value
Non-hedging derivatives
Derivatives on interest rate
- Interest rate swap	29	19	1	41	18	2
- Other				1		2
	29	19		42	18
Derivatives on exchange rate
- Currency swap	114	46	2	26	72	2
- Interest currency swap	1	6	2	5	2	2
- Outright	1		2		11	2
	116	52		31	85
Derivatives on commodities
- Over the counter	1,846	1,950	2	633	767	2
- Future	2,628	2,804	1	816	999	1
- Options	113	169	1	11	22	1
- Other		5	2	6		2
	4,587	4,928		1,466	1,788
	4,732	4,999		1,539	1,891
Fair value hedge derivatives
Derivatives on interest rate
- Interest rate swap	27		2	38		2
	27			38
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter	98	192	2	167		2
- Future	234	498	1	256	89	1
- Other				5	105	2
	332	690		428	194
Options
- Other options					21	2
					21
Gross amount	5,091	5,689		2,005	2,106
Offsetting	(3,419)	(3,419)		(1,133)	(1,133)
Net amount	1,672	2,270		872	973
- current	1,586	2,250		791	827
- non-current	86	20		81	146

Derivatives fair values were estimated based on market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.

74	ENI INTERIM CONSOLIDATED REPORT 2026

The offsetting of financial derivatives primarily related to Eni Global Energy Markets SpA and Eni Trade & Biofuels SpA.

During the first half of 2026, there were no transfers between the different hierarchy levels of fair value.

Effects recognized in other operating profit (loss)

Other operating profit (loss) related to derivative financial instruments on commodities are detailed as follows:

(€ million)	First half 2026	First half 2025
Net income (loss) on cash flow hedging derivatives	(17)	6
Net income (loss) on other derivatives	(304)	430
	(321)	436

Effects recognized in finance income (loss)

Financial income (loss) on derivative financial instruments is detailed as follows:

(€ million)	First half 2026	First half 2025
Derivatives on exchange rate	53	(52)
Derivatives on interest rate	(44)	(18)
	9	(70)

More information is disclosed in note 32 – Transactions with related parties.

21 Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale

Discontinued operations

Plenitude

On March 19, 2026, Eni announced a plan to reorganize Plenitude's shareholding structure, together with the existing shareholders Ares Management Alternative Credit funds (“Ares”) and Energy Infrastructure Partners, with the goal of establishing a new governance framework based on joint control between Eni and Ares, resulting in the loss of control over Plenitude.

The transaction involves a non-proportional capital increase to be subscribed to by the shareholders amounting to approximately €1.5 billion, of which at least €1 billion is expected to be provided by Ares, based on a 100% pre-money equity valuation of Plenitude of €10.75 billion (and an implied enterprise value of €13.1 billion). Following the capital increase, Eni anticipates retaining an equity stake of close to 65%.

The capital increase is designed to strengthen Plenitude's capital structure, supporting its growth targets, including with respect to an installed capacity of 15 GW and 15 million retail customers by 2030. Plenitude is also pursuing an investment grade credit rating.

The transaction is subject to regulatory and other approvals.

As of the first quarter of 2026, the Plenitude Group has been classified as a disposal group held for sale, as it is the subject of a disposal program that will trigger loss of control, and also as a discontinued operation, as it represents a major line of business under the applicable international accounting standards.

With reference to the classification as discontinued operations as required by the international accounting standards (IFRS 5), Plenitude remains within the scope of consolidation as of 30 June 2026 and, therefore, the amounts presented comprise the elimination of intercompany transactions and of the associated internal margins. Consequently, the results of both continuing and discontinued operations did not reflect the performance of the individual entities on a stand-alone basis. Following this accounting representation: (i) in the balance sheet statement, assets and liabilities have been presented, respectively, in a single line item under assets and liabilities; (ii) in the income statement, the results net of tax effects have been recognized in a separate line item presented before the profit of the period. Comparative information is provided for both the income statement and the cash flow statement amounts relating to discontinued operations.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	75

Below are the main amounts of assets and liabilities relating to the discontinued operations, net of intercompany balances.

June 30,
(€ million)	2026
Current assets	3,469
Non-current assets	11,796
Total assets	15,265
Current liabilities	3,174
Non-current liabilities	2,514
Total liabilities	5,688

Below are the key financial performance and cash flows data relating to the discontinued operations, net of intercompany balances.

(€ milioni)		First half 2026	First half 2025
Revenues and other income		5,407	5,685
Purchases, services and other		(2,930)	(2,810)
Net (impairments) reversals of trade and other receivables		(53)	(77)
Payroll and related costs		(158)	(140)
Other operating income (expense)		1
Depreciation and amortization		(77)	(218)
Write-off of tangible and intangible assets		(1)	(1)
Operating income		2,189	2,439
Finance income (expense)		7	(81)
Share of profit (loss) from equity-accounted investments		(14)	(20)
Income (expense) from investments		13
Profit before income taxes		2,195	2,338
Income taxes		(237)	(23)
Profit		1,958	2,315
- attributable to Eni		1,367	2,121
- attributable to non-controlling interest		591	194
Basic earnings per share	(€ per share)	0.47	0.69
Diluted earnings per share	(€ per share)	0.45	0.69
Net cash provided from operating activities		1,930	2,791
Net cash used in investing activities		(832)	(478)
Net cash used in financing activities		(281)	95
Capital expenditure in tangible and intangible assets		219	340

Assets held for sale and liabilities directly associated with assets held for sale

Assets held for sale amounting to €3,268 million (€8,005 million at December 31, 2025) and directly associated liabilities of €1,014 million (€2,026 million at December 31, 2025) primarily related to oil & gas assets in the United Arab Emirates, Ivory Coast and Nigeria.

Details of the Indonesian assets divested during the first half of the year are presented in Note 23 – Other Information.

76	ENI INTERIM CONSOLIDATED REPORT 2025

22 Equity

Non-controlling interests

	Profit (Loss)		Equity

	First Half	First Half	June 30,	December 31,
(€ million)	2026	2025	2026	2025
Eni Plenitude Group	162	(1)	1,911	1,816
Eni Marine Services SpA			1,755	1,701
Enilive Group	93	13	839	860
EniPower Group	17	29	417	457
Others	(7)		7	13
	265	41	4,929	4,847

Non-controlling interests in Eni Marine Services SpA related to a perpetual subordinated bond issued in U.S. dollar to finance a Group capital project. The bond was recognized as non-controlling interests due to the Group's unconditional right to avoid transferring cash or other financial assets to the bondholders. The carrying amount as of June 30, 2026, was adjusted to the EUR/USD exchange rate, resulting in an increase of €54 million.

Equity attributable to equity holders of Eni

	June 30,	December 31,
(€ million)	2026	2025
Share capital	4,005	4,005
Retained earnings	33,364	33,209
Cumulative currency translation differences	3,470	1,936
Other reserves and equity instruments:
- Perpetual subordinated hybrid bonds	6,000	5,000
- Legal reserve	959	959
- Reserve for treasury shares	1,862	2,782
- Reserve for OCI on cash flow hedging derivatives net of tax effect	(320)	42
- Reserve for OCI on defined benefit plans net of tax effect	(94)	(94)
- Reserve for OCI on equity-accounted investments	35	92
- Reserve for OCI on other investments valued at fair value	113	104
- Reserve for convertible bond issue	79	79
Treasury shares	(1,862)	(2,782)
Profit	4,390	2,608
	52,001	47,940

Share capital

As of June 30, 2026, the parent company’s issued share capital consisted of €4,005,358,876 (same amount as of December 31, 2025) represented by 3,027,982,186 ordinary shares without nominal value (3,146,765,114 ordinary shares at December 31, 2025).

On May 6, 2026, Eni’s Shareholders’ Meeting resolved: (i) to distribute available reserves, recurring if necessary or suitable in the interest of the Shareholders to the revaluation reserve pursuant to Law No. 342/2000, by way of and in place of the payment of the dividend for the year 2026 of €1.10 per share in four tranches, in September 2026 (€0.27 per share), November 2026 (€0.27 per share), March 2027 (€0.28 per share) and May 2027 (€0.28 per share); (ii) to authorize the Board of Directors - pursuant to and for the purposes of Art. 2357 of the Italian Civil Code - to proceed with the purchase of treasury shares of the Company, in multiple tranches, for a period up to the end of April 2027, up to a maximum of 303,000,000 ordinary shares for a total outlay of up to €4 billion, of which: a) up to a maximum of no. 297,900,000 shares for the purpose of remunerating Shareholders; b) up to a maximum of 5,100,000 shares allocated to serve the LTI Plan; (iii) to authorize the Board of Directors to cancel up to a maximum of 297,900,000 treasury shares which will eventually be acquired based on the shareholders' authorization of the previous point. As of June 30, 2026, in execution of these resolutions, 26,742,570 treasury shares have been acquired for a total value of €600 million.

Perpetual subordinated hybrid bonds

Hybrid bonds are governed by the English law and are traded on the regulated market of the Luxembourg Stock Exchange. As of June 30, 2026, hybrid bonds amounted to €6 billion (€5 billion at December 31, 2025).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	77

In January 2026, Eni issued one perpetual subordinated hybrid bond with a nominal amount of €1 billion. The Hybrid Bond provides a re-offer price of 99.342% and an annual coupon of 4.125% until the first reset date, scheduled to fall 6.25 years from issue (April 19, 2032). If an early redemption will not take place, the annual coupon will be redetermined starting from April 19, 2032 and every 5 years thereafter, with a rate equal to the 5-year Euro Mid Swap rate in force from time to time plus an initial margin of 163.7 basis points. Such margin will be further increased by 25 basis points from April 19, 2037 and a subsequent increase of a further 75 basis points from April 19, 2052.

Treasury shares

A total of 113,570,677 Eni’s ordinary shares (189,083,769 at December 31, 2025) were held in treasury for a total cost of €1,862 million (€2,782 million at December 31, 2025).

During the first half of 2026, 43,269,743 shares were acquired for a total value of €880 million; 118,782,928 treasury shares have been cancelled for a total value of €1,800 million; 93 shares erroneously allocated to an employee were returned to Eni.

23 Other information

Supplemental cash flow information

First Half
(€ million)	2026
Investment in consolidated subsidiaries and businesses
Current assets	360
Non-current assets	259
Net borrowings	27
Current and non-current liabilities	(459)
Net effect of investments	187
Goodwill	361
Transfer of non-consolidated equity interests	(13)
Purchase price	535
less:
Cash and cash equivalents acquired	(36)
Disposal of consolidated subsidiaries and businesses	499

Divestments/Contributions involving consolidated companies and business units disposed of
Current assets	766
Non-current assets	3,657
Net borrowings	752
Current and non-current liabilities	(1,935)
Net effect of disposals/contributions	3,240
Current value of the interest held after the business combination	(4,850)
Reclassification to P&L of OCI items	71
Gains arising from business combinations	2,088
Total cash effect of business combination	549
less:
Cash and cash equivalents contributed	(511)
Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	38

On April 10, 2026, Eni finalized the acquisition of 100% of the share capital of Acea Energia SpA, active in the retail sale of electricity and natural gas on the free market, for a total consideration of €498 million, including the acquisition of: (i) current assets for €351 million; (ii) non-current assets for €217 million; (iii) net financial debt of €32 million, of which cash and cash equivalents amounting to €34 million; (iv) current and non-current liabilities for €454 million. The allocation of the purchase price of the net assets acquired was carried out on a provisional basis, with the recognition of goodwill amounting to €352 million. The acquisition relates to the Plenitude segment.

On May 31, 2026, as announced to the market on June 8, 2026, the creation of a 50-50 joint venture "Searah" with Petronas was finalized. This venture combines the partners' respective asset portfolios in Indonesia and Malaysia, positioning the new entity as a regional leader in the strategic LNG sector within the Asia-Pacific region. The initiative aims to drive growth and value creation through the development of significant mineral resources discovered by Eni in Indonesia in recent years, which will be independently funded.

At the closing date, Eni contributed its Indonesian assets (seven production sharing contracts, including the two North/South

78	ENI INTERIM CONSOLIDATED REPORT 2026

Hub projects in the offshore Kutei Basin) to the JV Searah, receiving a 50% equity interest in the combined entity in return. Based on the information currently available and considering that assessments are still in progress, the transaction resulted in the deconsolidation of net assets amounting to €3,240 million, the recognition of the equity interest in Searah for €4,850 million, and the recognition of a gain from business combinations of €2,088 million, including the reclassification to profit and loss accounts of currency translation differences negative for €71 million. This gain was calculated as the difference between the value of the equity interest received and the net book value of the contributed assets and recognized, to the extent of third-party interest (50%), in accordance with the so-called "downstream transaction" method. The unrealized gain, eliminated against the carrying amount of the investment, will subsequently be recognized through the application of the equity method.

24 Guarantees, commitments and risks

Guarantees, commitments and risks

The amount of guarantees, commitments and risks did not show significant changes compared to the Annual Report 2025, with the exception of the issuance of a new parent company guarantee amounting to €1,351 million, provided in the interest of AP Baleine 3 (UK) Ltd to secure payment obligation arising from the lease agreement relating to the FPSO unit for the development of the Baleine field.

Risk factors

For the disclosure relating to the management of financial risks, reference is made to the Annual Report 2025.

Updates relating to "Market risk " and "Liquidity risk" are provided below.

Market risk

As of June 30, 2026, the average rating of the Strategic liquidity investment portfolio was A/A-, unchanged compared to December 31, 2025.

The following tables show amounts in terms of VaR, recorded in first half of 2026 (compared with 2025), relating to interest rate and exchange rate risks, and commodity risk (aggregated by type of exposure). Regarding the management of strategic liquidity, the tables analyze the sensitivity to changes in interest rates.

(Value at risk - parametric method variance/covariance; holding period: 1 day; confidence level: 99%)

	First half 2026				2025
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Interest rate (a)	8.80	3.81	6.27	6.62	10.29	4.45	7.48	4.45
Exchange rate (a)	3.91	0.08	1.62	0.26	7.99	0.07	2.07	0.43

(a) Value at risk deriving from interest and exchange rates exposures includes the Group's Finance Departments of Eni Corporate and Banque Eni SA.

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

	First half 2026				2025
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Commercial exposures - Management Portfolio (a)	98.95	22.12	56.89	63.49	34.93	2.79	16.37	2.79
Trading (b)	4.82	0.32	1.07	2.06	1.34	0.30	0.63	0.37

(a) Refers to Global Gas & LNG Portfolio business area, Power Generation & Marketing, Supply, Plenitude, Eni Trading & Biofuels, Eni Global Energy Markets (commercial portfolio) until 17/03/2026, then jointly monitored as Global Trading BU. VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, during the year the VaR pertaining to GGP, Power G&M, Supply and Plenitude during the year presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.

(b) Cross-commodity proprietary trading, through financial instruments, refers to Eni Trading & Biofuels SpA and Eni Global Energy Markets SpA and Eni Trading & Shipping Inc until 17/03/2026, then jointly monitored as Global Trading BU.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	79

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First half 2026				2025
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - € Portfolio	0.54	0.37	0.46	0.44	0.64	0.53	0.58	0.54

(Sensitivity - Dollar value of 1 basis point - DVBP)
	First half 2026				2025
($ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - US dollar Portfolio	0.17	0.11	0.15	0.17	0.18	0.12	0.15	0.16

Liquidity risk

Eni has in place a program for the issuance of Euro Medium-Term Notes up to €20 billion; as of June 30, 2026, €15.4 billion were drawn.

The Group has the following credit ratings: Standard & Poor’s assigns Eni a long-term debt rating of A- with a negative outlook and a short-term debt rating of A-2; Moody’s assigns Eni a long-term debt rating of A3 with a stable outlook and a short-term debt rating of P-2; Fitch assigns Eni a long-term debt rating of A- with a stable outlook and a short-term debt rating of F1. Eni’s rating is linked, in addition to endogenous and market variables, to the sovereign rating of Italy. Based on the methodologies used by the rating agencies, a downgrade of Italy’s sovereign rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni.

As of June 30, 2026, Eni retained committed borrowing facilities of €9 billion. The related contracts provide for interest and non-use fees negotiated on the basis of normal market conditions.

Eni has put in place payment agent agreements with third parties to facilitate the operational processing of the suppliers’ payment chain and enable the batch settlement of invoices. Those invoices are settled by the agents at their due date, who is reimbursed by Eni at the beginning of the following month. As of June 30, 2026, the amount payable to payment agents amounted to about €0.8 billion.

Expected payments for financial debts, lease liabilities and trade and other payables

The table below summarizes the Group main contractual obligations for finance debt and lease liability repayments, including expected payments for interest charges and liabilities for derivative financial instruments.

	Maturity year
	2026	2027	2028	2029	2030	2031 and	Total
(€ million)						thereafter
Financial liabilities	5,928	2,817	5,470	1,972	2,142	13,173	31,502
Lease liabilities	697	821	622	497	465	2,320	5,422
Fair value of derivative instruments	2,246	15	3	1		5	2,270
	8,871	3,653	6,095	2,470	2,607	15,498	39,194
Interest on finance debt	373	943	843	665	607	5,356	8,787
Interest on lease liabilities	261	261	221	189	161	607	1,700
	634	1,204	1,064	854	768	5,963	10,487
Financial guarantees	290						290

Lease liabilities, including interest charges, of €869 million (€1,082 million at December 31, 2025) pertained to the share of joint operators participating in unincorporated joint operation operated by Eni which will be recovered through a partner-billing process.

The amount relating to financial guarantees represents the actual commitment corresponding to the maximum liquidity risk exposure in the event that the guarantee is called as of the balance sheet date.

80	ENI INTERIM CONSOLIDATED REPORT 2026

The table below presents the timing of the expenditures for trade and other payables.

	Maturity year

	2026	2027 and	Total
(€ million)		thereafter
Trade payables	14,863		14,863
Other payables and advances	5,116	236	5,352
	19,979	236	20,215

Expected payments under contractual obligations

In addition to financial liabilities, lease liabilities, trade and other payables presented in the balance sheet, Eni has entered non-cancellable contractual obligations or obligations whose cancellation would entail the payment of a penalty, the settlement of which will result in cash outflows in future reporting periods. These liabilities are valued based on the net cost for the company to fulfill the contract, which consists of the lowest amount between the costs for the fulfillment of the contractual obligation and the contractual compensation/penalty in the event of non-performance.

Company’s main contractual obligations at the balance sheet date comprise take-or-pay clauses contained in Eni’s gas supply contracts or shipping arrangements, whereby the obligations consist of off-taking minimum gas volumes or paying the corresponding cash amount, with the option to take delivery of the underlying volumes in future years. The amounts due were calculated on the basis of the assumptions for gas prices and services included in the 2026-2030 industrial plan approved by the Company’s management and for subsequent years on the basis of management’s long-term assumptions.

The table below summarizes Group’s principal contractual obligations for the main existing contractual obligations as of the balance sheet date, shown on an undiscounted basis. Amounts expected to be paid in the second half of 2026 for decommissioning oil & gas assets and for environmental clean-up and remediation are based on management’s estimates and do not represent financial obligations at the closing date.

	Maturity year
	2026	2027	2028	2029	2030	2031 and	Total
(€ million)						thereafter

Decommissioning liabilities (a)	547	911	634	527	569	10,512	13,700
Environmental liabilities	664	593	439	336	297	1,196	3,525
Purchase obligations (b)	10,426	15,538	12,132	11,170	9,251	63,280	121,797
- Gas
. take-or-pay contracts	9,255	14,734	11,461	10,863	9,011	62,916	118,240
. ship-or-pay contracts	281	274	269	282	218	327	1,651
- Other purchase obligations	890	530	402	25	22	37	1,906
Total (c)	11,637	17,042	13,205	12,033	10,117	74,988	139,022

(a) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields,well-plugging, abandonment and site restoration.

(b) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.

(c) Expected payments under contractual obligations comprises obligations of discontinued operations and subsidiaries held for sale for €671 million.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	81

Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
June 30, 2026
Financial assets
Trade and other receivables	17,559	5,152	12,407
Other current assets	6,828	3,415	3,413
Other non-current assets	1,558	60	1,498
Financial liabilities
Trade and other liabilities	25,131	5,152	19,979
Other current liabilities	9,213	3,415	5,798
Other non-current liabilities	1,553	60	1,493
December 31, 2025
Financial assets
Trade and other receivables	17,017	4,581	12,436
Other current assets	5,076	1,133	3,943
Other non-current assets	2,852	13	2,839
Financial liabilities
Trade and other liabilities	24,842	4,581	20,261
Other current liabilities	5,172	1,133	4,039
Other non-current liabilities	3,403	13	3,390

The offsetting of financial assets and liabilities related to: (i) receivables and payables pertaining to the Exploration & Production segment towards state entities for €5,152 million (€4,581 million at December 31, 2025); (ii) other current and non-current assets and liabilities for derivative financial instruments of €3,419 million (€1,133 million at December 31, 2025) and other assets and liabilities of €56 million (€13 million at 31 December 2025).

82	ENI INTERIM CONSOLIDATED REPORT 2026

Legal Proceedings

In the ordinary course of the business, Eni is the defendant in several legal proceedings in relation to claims for damage compensation, administrative cases, possible Company’s liabilities pursuant to Legislative Decree no. 231/01 due to alleged crimes committed by its officers and employees when performing their duties, as well as arbitration procedures for alleged violations of petroleum contracts and other commercial disputes.

The Condensed Consolidated Interim Financial Statement pursuant to IAS 34 is an update of the Annual Report and, as such, presumes full knowledge of the latter. In the first half of 2026, the developments in the proceedings to which the Company is a party did not significantly alter the level of risk or the potential losses associated with ongoing litigations. Accordingly, for a complete disclosure of the legal proceedings in which Eni is involved, please refer to note 28 – Guarantees, commitments and risks of the Annual Report 2025 where the most significant proceedings currently pending are disclosed. Unless otherwise indicated, these legal proceedings have not been provisioned because Eni believes a negative outcome to be unlikely or because the amount of the provision cannot be estimated reliably.

The proceedings that had significant developments compared to December 31, 2025 and as of the date of publication of Eni’s first half 2026 financial report are reported below:

(i)	Criminal proceedings concerning alleged environmental crimes at the Gela site: the appeal filed by the Public Prosecutor against the first-instance acquittal judgment, including alleged crimes pursuant to Legislative Decree No. 231/2001, was declared inadmissible.

(ii)	Public Prosecutor of Palermo/alleged crimes related to illegal waste trafficking involving Raffineria di Gela SpA and EniMed SpA: the acquittal judgment has become final and is no longer subject to appeal.

(iii)	Public Prosecutor of Pavia/alleged environmental crimes at the Sannazzaro refinery: a dismissing order was issued with respect to Eni SpA, which had been under investigation pursuant to Legislative Decree No. 231/2001.

(iv)	Proceedings have been initiated in relation to alleged environmental crimes for administrative corporate liability pursuant to Legislative Decree No. 231/2001 against Raffineria di Gela SpA, Versalis SpA and ISAF SpA (in liquidation) involving an omitted clean-up at the Gela site.

(v)	Administrative proceedings initiated by the Province of Vicenza concerning the clean-up of the Trissino site: the Council of State, in a recent judgment, confirmed Eni Rewind’s liability for the contamination, jointly and severally with other operators responsible for defining an adequate clean-up plan. Any potential liability for Eni cannot currently be estimated reliably. The possibility of pursuing further legal remedies is currently under evaluation.

(vi)	Proceedings for alleged abuse of dominant position in the market of biofuels and bio compounds: the appeals filed by Eni against the decisions of the Italian Antitrust Authority (AGCM) were dismissed at first instance. Eni will appeal to the Council of State. Eni believes that these developments do not modify the risk profile of the two proceedings, for which provisions have already been recognized.

(vii)	Arbitration proceedings are ongoing in relation to cost recovery and other claims brought by the Republic of Kazakhstan (RoK) against the two international oil company consortia operating the Karachaganak oil project (Eni interest 29.25%) under the Final Production Sharing Agreement and the Kashagan oil project (Eni interest 16.67%) under the North Caspian Sea Production Sharing Agreement. Eni continues to assess the merits of the claims submitted by the Republic in the arbitration proceedings considering the available investigative evidence and, therefore, it is not currently possible to estimate the outcome of both proceedings.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	83

25 Sales from operations

(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Refining, Chemicals and Sites in transformation	Enilive	Corporate and Other activities	Total
First half 2026
Sales from operations	21,955	7,258	2,599	10,131	113	42,056
Sales from operations by geographical area
Italy	246	4,793	1,407	6,226	59	12,731
Rest of European Union	2,271	1,473	888	3,035	8	7,675
Rest of Europe	8,968	426	114	470	33	10,011
Americas	3,783		73	93	2	3,951
Asia	3,199	554	96	292	2	4,143
Africa	3,486	12	19	15	9	3,541
Other areas	2		2			4
	21,955	7,258	2,599	10,131	113	42,056
Products sales and service revenues
Sales of crude oil	16,956		1			16,957
Sales of oil products	2,224		619	9,906		12,749
Sales of natural gas and LNG	2,381	5,989	1			8,371
Sales of petrochemical products			1,623			1,623
Sales of power		1,124	1			1,125
Sales of other products	34	1	225	46	21	327
Services	360	144	129	179	92	904
	21,955	7,258	2,599	10,131	113	42,056
Transfer of goods/services
Goods/Services transferred in a specific moment	21,710	7,258	2,575	10,131	111	41,785
Goods/Services transferred over a period of time	245		24		2	271
First half 2025
Sales from operations	17,984	6,541	2,885	8,216	126	35,752
Sales from operations by geographical area
Italy	328	3,832	1,753	5,257	68	11,238
Rest of European Union	1,518	1,813	754	2,328	37	6,450
Rest of Europe	6,140	139	109	358		6,746
Americas	2,897		62	55	1	3,015
Asia	3,787	745	180	208	6	4,926
Africa	3,299	12	25	10	14	3,360
Other areas	15		2			17
	17,984	6,541	2,885	8,216	126	35,752
Products sales and service revenues
Sales of crude oil	13,200					13,200
Sales of oil products	2,113		808	7,963		10,884
Sales of natural gas and LNG	2,429	4,967	1			7,397
Sales of petrochemical products			1,723			1,723
Sales of power		1,268	1			1,269
Sales of other products	32	1	182	37	31	283
Services	210	305	170	216	95	996
	17,984	6,541	2,885	8,216	126	35,752
Transfer of goods/services
Goods/Services transferred in a specific moment	17,771	6,468	2,838	8,216	119	35,412
Goods/Services transferred over a period of time	213	73	47		7	340

Sales from operations by industry segment are disclosed in note 31 – Segment information.

Sales from operations with related parties are disclosed in note 32 – Transactions with related parties.

84	ENI INTERIM CONSOLIDATED REPORT 2026

26 Costs

Purchases, services and other charges

(€ million)	First half 2026	First half 2025
Production costs - raw, ancillary and consumable materials and goods	27,060	24,027
Production costs - services	5,049	4,536
Lease expense and other	686	687
Net provisions for contingencies	165	207
Other expenses	1,046	810
	34,006	30,267
less:
- capitalized direct costs associated with self-constructed assets	(77)	(213)
	33,929	30,054

Purchases, services and other charges included prospecting costs, geological and geophysical studies of exploration activities of the Exploration & Production segment for €134 million (€86 million in the first half of 2025).

Payroll and related costs

(€ million)	First half 2026	First half 2025
Payroll and related costs	1,633	1,618
less:
- capitalized direct costs associated with self-constructed assets	(51)	(64)
	1,582	1,554

Costs with related parties are disclosed in note 32 – Transactions with related parties.

27 Finance income (expense)

(€ million)	First half 2026	First half 2025
Finance income	3,217	5,359
Finance expense	(3,707)	(5,729)
Net finance income (expense) from financial assets at fair value through profit or loss	95	111
Income (expense) from derivative financial instruments	9	(70)
Finance income (expense)	(386)	(329)

The analysis of finance income (expense) was as follows:

(€ million)	First half 2026	First half 2025
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(346)	(367)
Net finance income (expense) on financial assets held for trading	94	120
Net expenses on other financial assets valued at fair value with effects on profit and loss	1	(9)
Interest and other expense due to banks and other financial institutions	(164)	(129)
Interest on lease liabilities	(162)	(180)
Interest from banks	68	103
Interest and other income on financial receivables and securities held for non-operating purposes	129	94
	(380)	(368)
Foreign exchange differences	93	182
Income (expense) from derivative financial instruments	9	(70)
Other finance income (expense)
Capitalized finance expense	35	70
Interest and other income on financing receivables and securities held for operating purposes	18	18
Finance expense due to the passage of time (accretion discount) (a)	(142)	(162)
Other finance income (expense)	(19)	1
	(108)	(73)
	(386)	(329)

(a) The item relates to the increase in provisions that are shown at present value in non-current liabilities.

Information about leases is disclosed in note 10 – Right-of-use assets and lease liabilities.

The analysis of derivative financial income (expense) is disclosed in note 20 – Derivative financial instruments.

Finance income (expense) wit related parties is disclosed in note 32 – Transactions with related parties.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	85

28 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

Information relating to gains and losses on investments accounted for using the equity method is provided in note 13 – Investments.

Other gain (loss) from investments

(€ million)	First half 2026	First half 2025
Dividends	60	100
Other net income (expense)	2,086	6
	2,146	106

Dividend income related to Nigeria LNG Ltd for €31 million (€52 million in the first half of 2025) and Everen Ltd for €20 million (€30 million in the first half of 2025).

Other net income mainly related for €2,088 million to the gain arising from the fair value measurement of the business combination between Eni and Petronas in relation to the joint venture Searah Ltd, including the reclassification to profit and loss accounts of currency translation differences negative for €71 million.

29 Income taxes

(€ million)	First half 2026	First half 2025
Current taxes	1,832	1,961
Net deferred taxes	285	95
	2,117	2,056

The tax rate for the first half of 2026 in continuing operations was 44.0%. The higher tax rate compared to the IRES tax rate currently in force in Italy of 24% is essentially due to the higher taxation of foreign companies in the Exploration & Production segment.

The effects of the application of the OECD provision relating to a global minimum level of taxation for multinational business groups introduced by EU Directive 2022/2523 (so-called Pillar 2) are not significant.

30 Earnings per share

Basic earnings per share are calculated by dividing the profit of the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

Diluted earnings per share are calculated by dividing the profit of the period attributable to Eni’s shareholders by the weighted average number of fully diluted shares, excluding treasury shares, and including the number of potential shares to be issued. As of June 30, 2026, the shares that could be potentially issued related to the estimation of new shares that will vest in connection with the 2023-2025 Long-Term Monetary Incentive Plan and the shares relating to the convertible bond issued in 2023.

In determining basic and diluted earnings per share, the profit of the period attributable to Eni is adjusted to take into account the remuneration, calculated by using the amortized cost method, net of tax effect of perpetual subordinated bonds and, limited to diluted earnings per share, of convertible bond.

86	ENI INTERIM CONSOLIDATED REPORT 2026

The determination of basic and diluted earnings per share is indicated below:

		First half	First half
		2026	2025
Weighted average number of shares used for basic earnings per share		2,939,974,225	3,056,156,097
Potential shares to be issued for LTI incentive plan		8,057,287	5,621,740
Potential shares to be issued for convertible bond		57,578,811	56,975,836
Weighted average number of shares used for diluted earnings per share		3,005,610,323	3,118,753,673

Profit attributable to Eni shareholders	(€ million)	4,390	1,715
Remuneration of subordinated perpetual bonds net of tax effect	(€ million)	(132)	(116)
Eni’s shareholders profit for basic earnings per share	(€ million)	4,258	1,599
Remuneration of convertible bond net of tax effect	(€ million)	16	15
Eni’s shareholders profit for diluted earnings per share	(€ million)	4,274	1,614
Basic earnings per share	(€ per share)	1.45	0.52
Diluted earnings per share	(€ per share)	1.42	0.52

Eni’s shareholders profit - continuing operations	(€ million)	3,023	(406)
Remuneration of subordinated perpetual bonds net of tax effect	(€ million)	(132)	(116)
Eni’s shareholders profit - continuing operations for basic earnings per share	(€ million)	2,891	(522)
Remuneration of convertible bond net of tax effect	(€ million)	16	15
Eni’s shareholders profit - continuing operations for diluted earnings per share	(€ million)	2,907	(507)
Basic earnings per share	(€ per share)	0.98	(0.17)
Diluted earnings per share	(€ per share)	0.97	(0.17)

Eni’s shareholders profit - discontinued operations for basic and diluted earnings per share	(€ million)	1,367	2,121
Basic earnings per share	(€ per share)	0.47	0.69
Diluted earnings per share	(€ per share)	0.45	0.69

31 Segment information

Eni’s segmental reporting is based on the Group’s operating segments, whose results are regularly reviewed by the Chief Operating Decision Maker (the CEO) to assess underlying business performance and to allocate funds to segment’s capital projects.

With regard to financial information by business segment (“segment information”), management has determined that the decision-making processes regarding funds allocation and the assessment of financial and industrial performance by the CEO take place at a more disaggregated level than the operating segments utilized for reporting purposes. As permitted by the international reporting standard that regulates the segment reporting (IFRS 8), Eni’s reportable segments as of June 30, 2026, have been defined as follows:

-	Exploration & Production: exploration, development and production of crude oil, condensates and natural gas. The business also engages in oil and products trading activities, designed to perform supply balancing transactions in the market for refining operations, and to stabilize or hedge commercial margins.

-	Global Gas & LNG Portfolio (GGP) and Power: wholesale supply and marketing of gas via pipeline, international transport and purchase and marketing of equity and third-party LNG. It includes gas trading activities finalized to hedge and stabilize commercial margins, as well as to optimize the gas asset portfolio. This reportable segment includes the results of the Power business, which involves the generation and wholesale of electricity from thermoelectric plants, which presents similar economic returns given the commonality of industrial dynamics relating to gas and electricity demand. It includes trading of CO2 emission certificates and forward power sales for the purpose of hedging/optimizing margins.

-	Refining, Chemicals and Sites in transformation: Oil processing activities for the production of traditional fuels carried out by the "Refining" operating segment and the production of petroleum-based chemicals, carried out by its wholly owned subsidiary Versalis and its subsidiaries, which have been combined into a single reportable segment because the two activities exhibit similar economic returns and have exposure to common market dynamics. Versalis also engages in the production of bioplastics through its subsidiary Novamont and in compounding chemistry. The business Sites in transformation manage the restructuring, remediation/decommissioning and site preparation activities in view of the subsequent phase of investments for the reconversion/transformation of shutdown petrochemical or refinery hubs.

-	Enilive: engages in the manufacturing of biofuels from renewable feedstock and in retail marketing activities of traditional fuels and biofuels as well as products and services aimed at drivers with a view to sustainable mobility. It also engages in wholesale marketing of fuels, bitumen and lubricants.

-	Plenitude: engages in the retail sales of gas, electricity and related services, production and wholesale of electricity from

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	87

renewable energy plants, and electric mobility services (installation of charging points).

-	Corporate and Other activities: includes the main business support functions, in particular holding, central treasury, IT, human resources, real estate services, captive insurance activities, research and development, new technologies, business digitalization and the environmental activity managed by the subsidiary Eni Rewind. The segment also includes activities related to CCUS, agri-business, forest conservation and production of bioenergy, and projects currently under development.

Segment information presented to the CEO (the Chief Operating Decision Maker, ex IFRS 8) includes: revenues, operating profit and directly attributable assets and liabilities.

As a result of the planned reorganization of the ownership structure of the subsidiary Plenitude, aimed at modifying the governance to establish joint control over the entity with a private equity fund, the Plenitude business (Eni 70%) has been classified as a discontinued operation. Comparative data has been restated accordingly. The financial information relating to the Plenitude business continues to be reported within the segment information, as it is still reviewed by the Chief Operating Decision Maker.

The main performance items relating to the restatement for discontinued operations are set out below.

Information as reported in 2025

(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Refining and Chemicals	Enilive	Plenitude	Eliminations	Total	Corporate and Other activities	Adjustments for intragroup profits	Total
First half 2025
Sales from operations (a)	24,942	9,034	9,465	9,536	5,603	(17,374)	41,206	126		41,332
Operating profit	3,446	1,358	(1,302)	174	64		3,740	(539)	289	3,490
December 31, 2025
Identifiable assets (b)	60,407	4,988	6,377	6,117	13,622		91,511	2,630	(253)	93,888

(a) Including intersegment sales.

(b) Including assets/liabilities directly associated with the generation of operating profit. Does not include financial assets and liabilities, investments income tax assets and liabilities.

Information as restated

											Discontinued operations
(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Refining, Chemicals and Sites in transformation	Enilive	Plenitude	Eliminations	Total	Corporate and Other activities	Adjustments for intragroup profits	Total	Plenitude	Intragroup eliminations	Continuing operations
First half 2025
Sales from operations (a)	24,942	9,034	9,465	9,536	5,603	(17,374)	41,206	126		41,332	(5,603)	23	35,752
Operating profit	3,446	1,358	(1,302)	174	64		3,740	(539)	289	3,490	(64)	(2,375)	1,051
December 31, 2025
Identifiable assets (b)	60,407	4,988	6,377	6,117	13,622		91,511	2,630	(253)	93,888

(a) Including intersegment sales.

(b) Including assets/liabilities directly associated with the generation of operating profit. Does not include financial assets and liabilities, investments income tax assets and liabilities.

88	ENI INTERIM CONSOLIDATED REPORT 2026

Segment Information:

										Discontinued operations
(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Refining, Chemicals and Sites in transformation	Enilive	Plenitude	Total	Corporate and Other activities	Adjustments for intragroup profits	Total	Plenitude	Intragroup eliminations	Continuing operations
First half 2026
Sales from operations including intersegment sales	30,317	9,433	10,553	11,674	5,305	67,282
- less intersegment sales	(8,362)	(2,175)	(7,954)	(1,543)	(24)	(20,058)
Sales from operations	21,955	7,258	2,599	10,131	5,281	47,224	113		47,337	(5,281)		42,056
Operating profit	3,502	381	(302)	375	826	4,782	(615)	(96)	4,071	(826)	(1,363)	1,882

First half 2025
Sales from operations including intersegment sales	24,942	9,034	9,465	9,536	5,603	58,580
- less intersegment sales	(6,958)	(2,493)	(6,580)	(1,320)	(23)	(17,374)
Sales from operations	17,984	6,541	2,885	8,216	5,580	41,206	126		41,332	(5,580)		35,752
Operating profit	3,446	1,358	(1,302)	174	64	3,740	(539)	289	3,490	(64)	(2,375)	1,051

(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Refining, Chemicals and Sites in transformation	Enilive	Plenitude	Total	Corporate and Other activities	Adjustments for intragroup profits	Total
June 30, 2026
Identifiable assets (a)	58,956	5,683	7,973	7,229	13,590	93,431	3,109	(374)	96,166
Unallocated assets (b)									50,839
Identifiable liabilities (a)	20,408	5,530	5,421	3,584	4,299	39,242	5,118	(106)	44,254
Unallocated liabilities (b)									45,821

December 31, 2025
Identifiable assets (a)	60,407	4,988	6,377	6,117	13,622	91,511	2,630	(253)	93,888
Unallocated assets (b)									43,181
Identifiable liabilities (a)	19,934	4,691	4,153	3,303	5,490	37,571	5,239	(90)	42,720
Unallocated liabilities (b)									41,562

(a) Including assets/liabilities directly associated with the generation of operating profit. Does not include financial assets and liabilities, investments income tax assets and liabilities.

(b) Including assets/liabilities not directly associated with the generation of operating profit.

32 Transactions with related parties

In the ordinary course of its business, Eni enters into transactions mainly regarding:

(a)	purchase/supply of goods and services and provision of financing to joint ventures, associates and unconsolidated subsidiaries;

(b)	purchase/supply of goods and services to entities controlled by the Italian Government;

(c)	contributions to Eni Foundation e a Fondazione Eni Enrico Mattei, non-profit entities correlated to Eni with the aim to develop solidarity, culture and research. Transactions with these parties are not material.

There were no material transactions involving Directors, Statutory Auditors or their affiliates

Transactions with related parties were conducted in the interest of the Eni companies and, with exception of those with entities whose aim is to develop charitable, cultural and research initiatives, are related to the ordinary course of Eni’s business.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	89

TRADE AND OTHER TRANSACTIONS AND BALANCES WITH RELATED PARTIES

	June 30, 2026			First Half 2026
(€ million)	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Continuing operations
Joint venture and associates
Agiba Petroleum Co	4	191		1	248
Coral FLNG SA	16		1,286	11
Eni CCUS Holding	159		1,234	132
Azule Group	137	496	3,033	45	1,042	70
Saipem Group	41	213	9	4	395
SeaCorridor Group	57	37		1	207
Vårgrønn Group			548	1
In Salah Gas Ltd		101			428
Ithaca Energy Plc	82	85		5	228	(359)
Karachaganak Petroleum Operating BV	30	166		1	542
Mellitah Oil & Gas BV	60	383		3	625
Petrobel Belayim Petroleum Co	16	556		3	324
Searah Ltd	53		282	4
Société Centrale Electrique du Congo SA	36			37
St. Bernard Renewables Llc			126		10
Vår Energi ASA	16	1,682	2,014	20	4,391	(28)
Others (*)	155	68	5	79	126
	862	3,978	8,537	347	8,566	(317)
Unconsolidated entities controlled by Eni
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	174	1		4
Others	15	11	14	9	6
	189	12	14	13	6
	1,051	3,990	8,551	360	8,572	(317)
Entities controlled by Italian Government
Enel Group	117	110		23	7	14
Snam Group	168	183		171	689
Terna Group	102	92		246	207	3
GSE - Gestore Servizi Energetici	110	128		974	289	132
Others (*)	55	31		64	16
	552	544		1,478	1,208	149
Other related parties	2	2			17
Groupement Sonatrach – Eni «GSE»	288	238		25	267
	1,893	4,774	8,551	1,863	10,064	(168)

Discontinued operations
Joint venture and associates
Vårgrønn Group			139
Others	15	13	27	9	15
	15	13	166	9	15
Unconsolidated entities controlled by Eni
Others	4		2
	4		2
Entities controlled by Italian Government
Enel Group	1	138		2	378
Italgas Group		66		6	429
Terna Group	8	39		9	130
GSE - Gestore Servizi Energetici	30	57		161	357
Others	7	15		46	7
	46	315		224	1,301
	65	328	168	233	1,316

Total	1,958	5,102	8,719	2,096	11,380	(168)

(*) Each individual amount included herein was lower than €50 million.

90	ENI INTERIM CONSOLIDATED REPORT 2026

	December 31, 2025			First half 2025
	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
(€ million)
Continuing operations
Joint venture and associates
Agiba Petroleum Co	3	135			162
Cardón IV SA	1	134		2
Coral FLNG SA	12		1,247	9
Eni CCUS Holding	118		1,218
Azule Group	119	361	2,939	36	679
Saipem Group	41	136	9	2	311
SeaCorridor Group	67	19		1	165
Vårgrønn Group	1		678	1
In Salah Gas Ltd		57			83
Ithaca Energy Plc	146	73			164	(343)
Karachaganak Petroleum Operating BV	27	119			512
Mellitah Oil & Gas BV	56	241			395
Petrobel Belayim Petroleum Co	13	470		1	364
Società Oleodotti Meridionali SpA	22	500		14	10
Société Centrale Electrique du Congo SA	91			44
St. Bernard Renewables Llc	1		98
Vår Energi ASA	26	1,321	1,948	33	2,520
Others (*)	86	78	26	36	158
	830	3,644	8,163	179	5,523	(343)
Unconsolidated entities controlled by Eni
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	170	1		4
VME Oilfield Chemicals Llc			112
Others	19	10	21	11	6
	189	11	133	15	6
	1,019	3,655	8,296	194	5,529	(343)
Entities controlled by Italian Government
Enel Group	89	183		20	46	2
Italgas Group	2	190			2
Snam Group	110	247		(6)	602
Terna Group	62	75		160	82	1
GSE - Gestore Servizi Energetici	112	100		622	289	157
ITA Airways - Italia Trasporto Aereo SpA	3			69
Others (*)	45	70		28	25
	423	865		893	1,046	160
Other related parties		4			17
Groupement Sonatrach – Eni «GSE»	216	307		20	271
	1,658	4,831	8,296	1,107	6,863	(183)

Discontinued operations
Joint venture and associates
Others				1	21
				1	21
Unconsolidated entities controlled by Eni
Others				1
				1
Entities controlled by Italian Government
Enel Group				1	333
Italgas Group				5	353
Snam Group				10
Terna Group				17	87
GSE - Gestore Servizi Energetici				483	613
Others				24	6
				540	1,392
				542	1,413

Total	1,658	4,831	8,296	1,649	8,276	(183)
(*) Each individual amount included herein was lower than €50 million.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	91

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

-	Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach - Eni «GSE» and, limited to Karachaganak Petroleum Operating BV, purchase of crude oil by Eni Trade & Biofuels SpA; costs recovered from Eni associates are invoiced on the basis of costs incurred;

-	supply of upstream specialist services and a guarantee issued on a pro-quota basis granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant;

-	guarantees issued on behalf of Eni CCUS Holding in relation with the sale of CCUS assets in the United Kingdom and the Netherlands;

-	supply of upstream specialist services, purchase of crude oil and issue of guarantees against leasing contracts of FPSO vessels to Azule Group;

-	engineering, construction and drilling services by Saipem Group mainly for the Refining business line and for the Exploration & Production segment;

-	acquisition of transport services from SeaCorridor Group;

-	guarantees issued to Vårgrønn Group mainly in relation to the participation in the Dogger Bank offshore wind project;

-	the purchase of gas from In Salah Gas Ltd;

-	receivables relating to the business combination, the purchase of crude oil and condensate and the stipulation of derivative contracts on commodities with Ithaca Energy Plc Group;

-	the issuance of guarantees in the interest of Searah Ltd in relation to exploration and production activities in Malaysia and Indonesia;

-	sale of gas to Société Centrale Electrique du Congo SA;

-	guarantees issued in the interest of St. Bernard Renewables LLC on behalf of suppliers for feedstock purchasing operations;

-	guarantees issued in compliance with contractual agreements in the interest of Vår Energi ASA, the supply of upstream specialist services and maritime transport, the purchase of crude oil, condensates and gas, and the executed portion of physical gas purchase forward contracts;

-	services for environmental restoration to Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:

-	sale of fuel and combustibles, sale and purchase of gas, acquisition of power distribution services and derivatives instruments with Enel Group;

-	acquisition of natural gas distribution, transportation and storage services with Italgas Group and Snam Group on the basis of the tariffs set by the Italian Regulatory Authority for Energy, Networks and Environment, as well as, from the Snam group, the receivable for divestment relating to the sale of the 49.9% share capital of SeaCorridor Srl and the purchase and sale of gas for granting the system balancing needs on the basis of prices referred to the quotations of the main energy commodities;

-	acquisition of electricity transmission services and sale and purchase of electricity for granting the system balancing based on prices referred to the quotations of the main energy commodities, and derivatives on commodities entered to hedge the price risk related to the utilization of transport capacity rights with Terna Group;

-	sale and purchase of electricity, gas, environmental certificates and fair value of derivative instruments, sale of oil products and storage capacity with GSE - Gestore Servizi Energetici for the setting-up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) according to the Legislative Decree No. 249/12; the contribution to cover the charges deriving from the performance of OCSIT functions and activities and the contribution paid to GSE for the use of biomethane and other advanced biofuels in the transport sector;

-	the sale of jet fuel to ITA Airways - Italia Trasporto Aereo SpA.

92	ENI INTERIM CONSOLIDATED REPORT 2026

Transactions with other related parties concerned:

-	provisions to pension funds managed by Eni of €12 million and debts for contributions to be paid for €2 million;

-	costs for contributions paid to the Supplementary Healthcare Fund for Managers of Eni Group Companies (FISDE) for €3 million;

-	contributions paid and service provisions to Eni Enrico Mattei Foundation for €2 million.

FINANCING TRANSACTIONS AND BALANCES WITH RELATED PARTIES

	June 30, 2026			First half 2026
(€ million)	Receivables and cash and cash equivalents	Payables	Guarantees	Finance incomes and derivative financial instruments	Finance Expenses	Gain on disposals

Continuing operations
Joint ventures and associates
Coral FLNG SA	408			7
E&E Algeria Touat BV		92
Eni CCUS Holding	133	14		8
Saipem Group		98			3
Mozambique Rovuma Venture SpA	2,779	173		91	8
Searah Ltd		80
St. Bernard Renewables Llc	66		140	2
Pengerang Biorefinery Sdn Bhd	46		481
Others (*)	14	76		26	20
	3,446	533	621	134	31
Unconsolidated entities controlled by Eni
Others (*)	38	68		1	1
	38	68		1	1
Entities controlled by Italian Government
Cassa Depositi e Prestiti Group		66			2
Others		21				1
		87			2	1
Other related parties		2			1
	3,484	690	621	135	35	1

Discontinued operations
Joint ventures and associates
Others	39		4	1
	39		4	1
Unconsolidated entities controlled by Eni
Others	6
	6
Entities controlled by Italian Government
Cassa Depositi e Prestiti Group		51			1
Others		5
		56			1
	45	56	4	1	1

Total	3,529	746	625	136	36	1

(*) Each individual amount included herein was lower than €50 million.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	93

	December 31, 2025			First half 2025
(€ million)	Receivables and cash and cash equivalents	Payables	Guarantees	Finance incomes and derivative financial instruments	Finance Expenses	Gain (loss) on disposals

Continuing operations
Joint ventures and associates
Coral FLNG SA	417			9
E&E Algeria Touat BV		56
Eni CCUS Holding	123
Saipem Group		247			11
Mozambique Rovuma Venture SpA	2,318	91		69	8
Others (*)	70	57	4	21	3
	2,928	451	4	99	22
Unconsolidated entities controlled by Eni
Others (*)	41	55		1	1
	41	55		1	1
Entities controlled by Italian Government
Cassa Depositi e Prestiti Group		52
Others		35		1	3	4
		87		1	3	4
Other related parties
	2,969	593	4	101	26	4

Discontinued operations
Joint ventures and associates
Others				1
				1
Entities controlled by Italian Government
Cassa Depositi e Prestiti Group					1
					1
				1	1

Total	2,969	593	4	102	27	4

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

-	a financing loan granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in Area 4 offshore Mozambique;

-	a cash deposit at the Group finance companies in the interest of E&E Algeria Touat BV;

-	a financing loan granted to Eni CCUS Holding, within the framework of the agreement with the partner Global Infrastructure Partners;

-	lease liabilities towards Saipem Group related to long-term contracts for the use of drilling rigs;

-	a financing loan granted to Mozambique Rovuma Venture SpA for the development of gas reserves offshore Mozambique;

-	cash deposits at the Group treasury companies of Searah Ltd;

-	guarantees issued in the interest of the joint venture St. Bernard Renewables LLC in connection with the transfer of tax credits and the financing arrangements obtained by the joint venture;

-	a Parent Company Guarantee in the interest of Pengerang Biorefinery Sdn Bhd under the Construction Term Facility Agreement in relation to the financing for the construction of a new biorefinery in Malaysia.

94	ENI INTERIM CONSOLIDATED REPORT 2026

The most significant transactions with entities controlled by the Italian Government concerned:

-	finance debts due to Cassa Depositi e Prestiti Group related to the development of electric vehicle charging infrastructure and in support of Agri Feedstock activities.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet consisted of the following:

	June 30, 2026			December 31, 2025
		Related	Impact		Related	Impact
(€ million)	Total	parties	%	Total	parties	%
Cash and cash equivalent	8,365			8,100
Other current financial assets	5,034	2,813	55.88	3,710	2,357	63.53
Trade and other receivables	12,407	1,585	12.78	12,436	1,375	11.06
Other current assets	3,413	95	2.78	3,943	76	1.93
Other non-current financial assets	1,126	671	59.59	1,109	612	55.18
Other non-current assets	1,498	213	14.22	2,839	207	7.29
Discontinued operations and assets held for sale	18,533	110	0.59	8,005
Short-term debt	5,334	501	9.39	4,929	265	5.38
Current portion of long-term debt	2,388	34	1.42	3,434	128	3.73
Current portion of non-current lease liabilities	1,083	71	6.56	1,263	108	8.55
Trade and other payables	19,979	4,628	23.16	20,261	4,283	21.14
Other current liabilities	5,798	140	2.41	4,039	86	2.13
Long-term debt	23,827	66	0.28	20,139	52	0.26
Non-current lease liabilities	4,358	18	0.41	4,437	40	0.90
Other non-current liabilities	1,493	6	0.40	3,390	462	13.63
Liabilities directly associated with discontinued operations and
assets held for sale	6,702	384	5.73	2,026

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	95

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

	First half 2026			First half 2025
		Related	Impact		Related	Impact
(€ million)	Total	parties	%	Total	parties	%
Continuing operations
Sales from operations	42,056	1,645	3.91	35,752	1,005	2.81
Other income and revenues	673	218	32.39	649	102	15.72
Purchases, services and other	(33,929)	(10,072)	29.69	(30,054)	(6,868)	22.85
Net (impairments) reversals of trade and
other receivables	(101)	(1)	0.99	(73)	(1)	1.37
Payroll and related costs	(1,582)	9	..	(1,554)	6	..
Other operating income (expense)	(321)	(168)	52.34	436	(183)	..
Finance income	3,217	135	4.20	5,359	101	1.88
Finance expense	(3,707)	(35)	0.94	(5,729)	(26)	0.45
Other income (expense) from investments	2,146	1	0.05	106	4	3.77
Discontinued operations
Revenues	5,407	233	4.31	5,685	542	9.53
Operating costs	(3,218)	(1,316)	40.89	(3,246)	(1,413)	43.53
Finance income (expense)	7			(81)

Main cash flows with related parties are provided below:

(€ million)	First half 2026	First half 2025
Revenues and other income	2,096	1,649
Costs and other expenses	(9,913)	(7,192)
Other operating income (loss)	(168)	(183)
Net change in trade and other receivables and payables	(229)	691
Net interests	91	63
Net cash provided from operating activities	(8,123)	(4,972)
Capital expenditure in tangible and intangible assets	(1,466)	(1,083)
Net change in accounts payable and receivable in relation to investments	201	122
Change in financial receivables	(102)	(294)
Net cash used in investing activities	(1,367)	(1,255)
Change in financial and lease liabilities	67	294
Net cash used in financing activities	67	294
Change in cash and cash equivalents		1
Total financial flows to related parties	(9,423)	(5,932)

The impact of cash flows with related parties consisted of the following:

	First half 2026			First half 2025
		Related	Impact		Related	Impact
(€ million)	Total	parties	%	Total	parties	%
Net cash provided from operating activities	5,697	(8,123)	..	5,902	(4,972)	..
Net cash used in investing activities	(5,654)	(1,367)	24.18	(4,405)	(1,255)	28.49
Net cash used in financing activities	68	67	98.53	(309)	294	..

96	ENI INTERIM CONSOLIDATED REPORT 2026

33 Significant non-recurring events and operations

In the first half of 2026 and 2025, Eni did not report any non-recurring events and/or operations.

34 Positions or transactions deriving from atypical and/or unusual operations

In the first half of 2026 and 2025, no transactions deriving from atypical and/or unusual operations were reported.

35 Subsequent events

In July, a long-term partnership agreement was finalized concerning an upstream portfolio based on infrastructure. Eni entered into a partnership agreement with AC Europe II SCSp (an entity managed by Ares Credit Management LLC), in exchange for a $2 billion capital contribution to be cashed-in the third quarter of 2026. AC Europe II SCSp obtained binding commitment letters from funds managed by Ares Alternative Credit Asset Management and from Pacific Investment Management Company LLC – PIMCO, in line with market practice for an aggregate amount equal to the investment to be made by it.

97

Certification pursuant to article 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Claudio Descalzi and Francesco Esposito, in their quality as Chief Executive Officer and Officer responsible for the preparation of financial reports of Eni, also pursuant to article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2026 and during the period covered by the report, were:
•	adequate to the Company structure, and
•	effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2026 have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:
3.1	Condensed consolidated interim financial statements as of June 30, 2026:
a) have been prepared in accordance with applicable international accounting standards adopted by the European Community pursuant to Regulation (CE) n. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b) correspond to the accounting books and entries;
c) fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the consolidation as of, and for, the period presented in this report.

3.2  The interim management report includes a reliable analysis of the material events occurred during the first half of 2026 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transaction.

July 28, 2026

/s/ Claudio Descalzi	/s/ Francesco Esposito
Claudio Descalzi	Francesco Esposito
Chief Executive Officer	Officer responsible for the
preparation of financial reports

98	Report of Independent Auditors

Review report on condensed consolidated interim financial statements

To the Shareholders of

Eni SpA

Foreword

We have reviewed the accompanying condensed consolidated interim financial statements of Eni SpA and its subsidiaries (the “Eni Group”) as of 30 June 2026, comprising the consolidated balance sheet, consolidated profit and loss account, consolidated statement of comprehensive income (loss), consolidated statement of changes in equity, consolidated statement of cash flows and related notes. The directors are responsible for the preparation of the condensed consolidated interim financial statements in accordance with the accounting standard IAS 34 as issued by the International Accounting Standards Board and adopted by the European Union applicable to interim financial reporting. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

We conducted our work in accordance with the criteria for a review recommended by Consob in Resolution 10867/1997. A review of condensed consolidated interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

99

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of 30 June 2026 are not prepared, in all material respects, in accordance with the accounting standard IAS 34 as issued by the International Accounting Standards Board and adopted by the European Union applicable to interim financial reporting.

Rome, 31 July 2026

PricewaterhouseCoopers SpA

Signed by

Francesco Ronco

(Partner)

This review report has been translated into the English language solely for the convenience of international readers. Accordingly, only the original text in Italian language is authoritative.

2 of 2

3	ANNEX TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	Investments owned by Eni as of June 30, 2026	101
	Changes in the scope of consolidation for the first half	102

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	101

INVESTMENTS OWNED BY ENI SPA AS OF JUNE 30, 2026

As of June 30, 2026, the breakdown of the companies owned by Eni is provided in the table below:

	Subsidiaries			Joint arrangements and associates			Other significant investments(a)

	Italy	Outside Italy	Total	Italy	Outside Italy	Total	Italy	Outside Italy	Total

Fully consolidated subsidiaries	63	333	396
Consolidated joint operations				4	6	10

Investments owned by consolidated companies(b)
Equity-accounted investments	12	51	63	35	88	123
Investments at cost	4		4	5	24	29
Investments at fair value							3	20	23
	16	51	67	40	112	152	3	20	23
Investments owned by unconsolidated companies
Owned by controlled companies		4	4		4	4
Owned by joint arrangements				1	35	36
		4	4	1	39	40
Total	79	388	467	45	157	202	3	20	23

(a) Relate to investments other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed companies or 10% for unlisted companies.

(b) Investments in subsidiaries accounted using the equity method and at cost relate to non-significant companies.

102	ENI INTERIM CONSOLIDATED REPORT 2026

Changes in the scope of consolidation for the first half 2026

Fully consolidated subsidiaries

COMPANIES INCLUDED (No. 15)

Acea Energia SpA	Rome	Plenitude	Acquisition
Eni Argentina LNG BV	Amsterdam	Exploration & Production	Relevancy
Eni Cardon Holding BV	Amsterdam	Exploration & Production	Relevancy
Eni East Ganal BV	The Hague	Exploration & Production	Relevancy
Eni East Sepinggan BV	The Hague	Exploration & Production	Relevancy
Eni Ganal BV	The Hague	Exploration & Production	Relevancy
Eni Industrial Evolution SpA	Rome	Refining	Relevancy
Eni Muara Bakau II BV	The Hague	Exploration & Production	Relevancy
Eni North Ganal BV	The Hague	Exploration & Production	Relevancy
Eni Rapak BV	The Hague	Exploration & Production	Relevancy
Eni Uruguay Ltd	London	Exploration & Production	Relevancy
Eni West Ganal BV	The Hague	Exploration & Production	Relevancy
Pentagas Global Service Srl	Segrate (MI)	Plenitude	Acquisition
Siel Agrisolare Srl	Cesena	Plenitude	Acquisition of control
VME Oilfield Chemicals Llc	Doha	Chemicals	Relevancy

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	103

COMPANIES EXCLUDED (No. 23)

Eni China BV	Amsterdam	Exploration & Production	Irrelevancy
Eni East Ganal Ltd	London	Exploration & Production	Lose of control
Eni East Sepinggan Ltd	London	Exploration & Production	Lose of control
Eni Energy East Ganal BV	The Hague	Exploration & Production	Lose of control
Eni Energy East Sepinggan BV	The Hague	Exploration & Production	Lose of control
Eni Energy Group Holdings Ltd (in liquidation)	London	Exploration & Production	Irrelevancy
Eni Energy Group Ltd (in liquidation)	London	Exploration & Production	Irrelevancy
Eni Energy Group Midco Ltd (in liquidation)	London	Exploration & Production	Irrelevancy
Eni Energy Muara Bakau BV	The Hague	Exploration & Production	Lose of control
Eni Energy North Ganal BV	The Hague	Exploration & Production	Lose of control
Eni Energy West Ganal BV	The Hague	Exploration & Production	Lose of control
Eni Ganal Deepwater Ltd	Hamilton	Exploration & Production	Lose of control
Eni Ganal Ltd	London	Exploration & Production	Lose of control
Eni Isatay BV	Amsterdam	Exploration & Production	Irrelevancy
Eni Muara Bakau BV	Amsterdam	Exploration & Production	Lose of control
Eni North Ganal Ltd	London	Exploration & Production	Lose of control
Eni Plenitude Technical Services Romania Srl	Cluj-Napoca	Plenitude	Sale
Eni Rapak Deepwater Ltd	Hamilton	Exploration & Production	Lose of control
Eni Rapak Ltd	London	Exploration & Production	Lose of control
Eni West Ganal Ltd	London	Exploration & Production	Lose of control
Export LNG Ltd	Hong Kong	Exploration & Production	Irrelevancy
Versalis Kimya Ticaret Limited Sirketi	Instambul	Chemicals	Irrelevancy
Versalis UK Ltd	London	Chemicals	Irrelevancy

Consolidated Joint Operation

COMPANIES EXCLUDED (No. 1)

Blue Stream Pipeline Co BV	Amsterdam	Global Gas & LNG Portfolio	Changes to contractual agreements relating to a joint arrangement

Eni SpA

Headquarters

Piazzale Enrico Mattei, 1 - Rome - Italy

Capital Stock as of June 30, 2026: € 4,005,358,876.00 fully paid

Tax identification number 00484960588

Branches

Via Emilia, 1 - San Donato Milanese (Milan) - Italy

Piazza Ezio Vanoni, 1 - San Donato Milanese (Milan) - Italy

Contacts

eni.com

+39-0659821

800940924

segreteriasocietaria.azionisti@eni.com

Investor Relations

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